02027856

P.E 4-24-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

SEC MAIL RECEIVED PROCESSING APR 24 2002 WASH. D.C. 152 SECTION

For April 24, 2002

Transportadora de Gas del Sur S.A.
Don Bosco 3672, Fifth Floor
1206 Capital Federal
Argentina

PROCESSED
MAY 07 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K consists of 119 pages.

9 3142

This Form 6-K contains the following information, which has been filed with the Bolsa de Comercio de Buenos Aires, and the Comisión Nacional de Valores.

- Financial statements as of and for the year period ended December 31, 2001.

- Press release on accounting changes for tariff adjustment clauses.

- Press release on TGS ISO 9001 and 14.001 Certification.

- Press release on earning release for the fourth quarter and the year-ended December 31, 2001.

- Press release confirming the results of the fourth quarter and the year-ended December 31, 2001, previously announced.

INDICE

MEMORIA POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2001 [1]

[1] No cubierta por el Informe del Auditor, excepto por los puntos 6, 7 y 9 de la "Reseña Informativa".

A Nuestros Accionistas, Clientes y Empleados:

Como cada año, vamos por este medio a compartir con Uds. el desempeño de Transportadora de Gas de Sur S.A. durante el 2001, del cual nos sentimos muy satisfechos ya que hemos podido alcanzar gran parte de los objetivos que nos propusiéramos. Dichas metas incluían el crecimiento de cada una de nuestras áreas de negocios, la preparación de la compañía para la obtención de la certificación bajo los estándares de la ISO 9000 y el mantenimiento de una óptima estructura de capital, entre las más destacadas. Sin embargo, la exitosa performance interna de nuestra empresa contrasta con la grave crisis económica por la que continúa atravesando Argentina después de cuatro años continuos de recesión. La profundización de la crisis y el nuevo escenario de política económica, sin duda, impactó en el desenvolvimiento de nuestro negocio y significó un cambio tanto en los resultados como en las perspectivas futuras de TGS.

En esta carta revisaremos en detalle el alcance de los logros y desafíos del año 2001 y presentaremos nuestra estrategia para los próximos años, la cual ha sido reevaluada y reformulada a la luz de las difíciles circunstancias por las que atraviesa nuestro país y nuestra empresa.

2001: Un año de Logros Internos y Fuertes Desafíos

Durante el año 2001, TGS ha logrado crecer operativamente en todas sus áreas de negocios tal como se había propuesto al comienzo del ejercicio, proporcionándonos los indicadores de crecimiento más significativos desde el comienzo de las actividades de TGS, tanto para las reguladas como para las no reguladas. Este logro es doblemente valioso si consideramos el contexto macroeconómico altamente recesivo que prevaleció durante 2001.

Operativamente, el año 2001 ha sido particularmente importante para el negocio de transporte de gas, dado que durante el mismo se concluyó la mayor expansión del sistema desde el comienzo de nuestra empresa, tal como anunciamos en nuestra carta del año anterior. Para que dicha expansión fuera puesta en funcionamiento el 1° de junio, según lo planeado, hemos movilizado todos nuestros recursos, los cuales superando muchos obstáculos, incluidas condiciones climáticas adversas, han conseguido ponerla en funcionamiento en tiempo récord. Esta nueva expansión sobre el gasoducto San Martín y los tramos finales, que significó la incorporación de 327 Km de gasoductos paralelos y una inversión de aproximadamente US$ 125 millones, contribuyó a alcanzar aproximadamente Ps. 17 millones de crecimiento en los ingresos del segmento de transporte de gas y un aumento en la capacidad promedio del sistema de aproximadamente 4%.

Con respecto al acceso al mercado regional, también anunciado en nuestras anteriores cartas, el año 2001 resultó de especial relevancia ya que se han comenzado exitosamente las obras para el tendido del gasoducto que vinculará al sistema de transporte de gas de TGS con el gasoducto Cruz del Sur, el cual abastecerá al mercado uruguayo con posibilidades de acceder a la demanda brasilera en el futuro. El gasoducto de vinculación, a ser operado por TGS y propiedad de GAS LINK S.A. – una sociedad vinculada a TGS- estará operativo durante el primer semestre de 2002.

Los ingresos por ventas derivados del segmento no regulado continúan incrementándose con respecto a los ingresos totales, alcanzando un 22,3% durante el año 2001. Concretamente, hemos transformado el negocio de producción y comercialización de LGN. Dicha transformación consistió principalmente en obtener la propiedad de parte de los productos obtenidos en el Complejo Cerri y consecuentemente mejorar los márgenes de venta para dichos productos. De esta manera, TGS logró más que compensar el impacto en sus ingresos asociado al comienzo del proyecto de procesamiento de gas, propiedad de Compañía MEGA S.A., el cual generó una reducción de aproximadamente un 20% en la producción de líquidos. Por otra parte, si bien logramos neutralizar el impacto en 2001 a través de la reformulación del negocio y alcanzado un incremento de aproximadamente el 35% en los ingresos de esta actividad, continuamos trabajando para recuperar el volumen perdido. Para ello, hemos cerrado acuerdos con importantes productores de gas de el área neuquina, a través de los cuales TGS podrá restaurar su nivel de producción de líquidos a partir de comienzos del año 2002 y consolidarse como un participante líder en la cadena de valor de este negocio.

En cuanto a los servicios de compresión y acondicionamiento de gas –denominados "Upstream"-, el hito destacable de 2001 lo constituye el inicio de operaciones de una planta de tratamiento de 3,0 millones de metros cúbicos día ("MMm^3/d") en la provincia de Salta, siendo la primera operación fuera del área de servicios de TGS. Este logro confirma nuestra intención de convertirnos en uno de los más importantes proveedores de servicios "Upstream".

En el negocio de las telecomunicaciones, desarrollado a través de nuestra sociedad controlada TELCOSUR, durante el 2001 logramos completar exitosamente la expansión del sistema y también cerrar acuerdos de venta de capacidad con importantes operadores. Además, debido a la condiciones económicas en general y de la industria de telecomunicaciones en particular, con expectativas de disminución de la demanda, TELCOSUR ha debido renegociar acuerdos celebrados durante 2000, adaptándolos a las actuales circunstancias pero manteniendo el valor económico de los mismos.

Sumado a los satisfactorios resultados obtenidos en todas nuestras áreas de negocios, mantuvimos una sólida performance operativa, logrando nuevos records año tras año. Por ejemplo, durante el 2001, incrementamos el promedio de entrega en el período de los tres días pico, alcanzando 66,7 MMm3/d. Asimismo, continuamos concentrados en mejorar la eficiencia, seguridad y confiabilidad en la conducción de nuestras operaciones. Como demostración de dicha preocupación, a fines de 2000, nos propusimos implementar un Sistema de Gestión de la Calidad a fin de certificar bajo la Norma internacional ISO 9001 y así lo hemos logrado. La obtención de esta calificación, otorgada por "Aspects Moody Certification Limited", la cual alcanza a los servicios de transporte, acondicionamiento y procesamiento de gas natural, comercialización de líquidos del gas natural, incluyendo diseño, provisión y construcción de instalaciones afines, nos permite operar con mayor eficiencia y generar mayor confianza en nuestros clientes actuales y potenciales. Este nuevo enfoque ayudará a nuestros empleados a identificar beneficios, costos y riesgos en el desarrollo de sus tareas diarias. La certificación bajo Norma ISO 9001, junto con los requerimientos para mantener la certificación que ya habíamos obtenido bajo la Norma ISO 14001 y nuestras propias exigencias internas de seguridad operativa, han conformado una nueva Política de Gestión Empresaria, la cual esta orientada básicamente a la satisfacción de nuestros clientes a través de una concentración en la mejora continua.

En cuanto a nuestro desempeño financiero es de destacar que a comienzos de 2001, logramos refinanciar exitosamente US$ 200 millones a través de una emisión de deuda con vencimiento final a cinco años, asegurados bajo una póliza de seguro que cubre las transferencias de fondos contra el riesgo de no convertibilidad de la moneda local, intransferibilidad y expropiación, emitida por "Overseas Private Investment Corporation", una agencia del Gobierno de Estados Unidos. En virtud de dicho seguro, TGS logró mejorar considerablemente el costo de esta transacción y asegurar un perfil de vencimientos a largo plazo, de vital importancia considerando las condiciones de refinanciación actual para Argentina.

El principal y excluyente desafío del año 2001, se relaciona con el contexto macroeconómico que prevaleció en el país con alta inestabilidad, gran recesión y un continuo deterioro. Dicho deterioro se manifestó con una caída experimentada por el PBI de aproximadamente un 3,5%, siendo la correspondiente al cuarto trimestre del año aproximadamente un 10% en términos anuales. Además del detrimento económico, combinado con el creciente clima de incertidumbre y alta volatilidad, el acceso al crédito voluntario internacional se mantuvo restringido y se evidenciaron fugas de capitales, en virtud de las cuales, las reservas internacionales disminuyeron más de US$ 14 mil millones y los depósitos en el sistema cayeron más de US$ 20 mil millones. Esta situación implicó un aumento excepcional de las tasas de interés en el mercado doméstico, lo que llevó al gobierno federal a apostar a la ley de déficit cero. Sin embargo, la recesión impactó altamente en la recaudación fiscal que comenzó a experimentar caídas interanuales superiores al 10%, la cual hizo inviable la aplicación de la política de déficit cero y generó incrementos en el déficit fiscal. La desconfianza en el régimen monetario y el sistema bancario obligó al gobierno del Presidente De la Rúa a establecer un férreo control de depósitos y de capitales. Esta medida llevó a que se rompiera la cadena de pagos y a que se exacerbara la recesión que se transformó en una profunda crisis no solamente económica sino social, precipitando la renuncia del Ministro de Economía Domingo Cavallo y del Presidente de la Nación Fernando De la Rúa.

Luego de una breve presidencia interina, durante la cual se declaró el estado de cesación de pagos de la deuda externa, una nueva Asamblea Legislativa eligió al Dr. Eduardo Duhalde como presidente hasta diciembre 2003, quien presentó al Congreso de la Nación una proyecto de ley, el cual fue aprobado con amplia mayoría. Dicha ley denominada de "Emergencia Pública y de Reforma del Régimen Cambiario" introduce significativos cambios al modelo económico vigente en la última década, incluyendo la modificación a la ley de convertibilidad abandonando el tipo de cambio de PS. 1= US$ 1, la pesificación de las tarifas de servicios públicos junto con la prohibición de aplicar cláusulas de ajuste indexatorias sobre las mismas y la facultad otorgada al Poder Ejecutivo Nacional para renegociar los contratos de servicios públicos celebrados entre el Estado Argentino y los consorcios adjudicatarios.

En virtud de la circunstancias descriptas, se registró en el ejercicio 2001 una pérdida de Ps. 57.6 millones, expuesto en el rubro de "Otros egresos, netos" correspondiente al crédito resultante del diferimiento de los ajustes del índice de precios al productor en los Estados Unidos ("PPI") por los ejercicio 2000 y 2001, no implicando ello, de modo alguno una renuncia a los derechos que nos asisten en virtud del marco regulatorio ni eximiendo al Gobierno Argentino de sus obligaciones, como otorgante y garante de dicho marco.

El cambio unilateral e inconsulto del escenario tanto económico como regulatorio plantea graves consecuencias para el negocio de TGS afectando seriamente los acuerdos suscriptos durante la privatización de GdE. Los principales impactos de la aplicación del nuevo conjunto de medidas son la reducción significativa de los ingresos regulados, el incremento significativo de la deuda financiera expresada en dólares por efecto de la devaluación y el consiguiente aumento en el costo financiero. Estos efectos sumados al contexto macroeconómico general tornan muy complejo el panorama de repago y/o de toma de nueva deuda.

Nuestra Visión sobre el Futuro

El nuevo escenario plantea la necesidad de adecuarnos al actual contexto, priorizando la recomposición de nuestro negocio. Frente a la alta incertidumbre imperante, consideramos prudente efectuar un giro en nuestro enfoque anterior caracterizado por objetivos tendientes a la expansión y crecimiento de nuestros negocios y adoptar un criterio de extrema precaución y máximo resguardo del patrimonio en el corto plazo. Este criterio nos impone un estricto control de fondos con una exhaustiva revisión de costos y gastos además de una disminución en nuestros planes de inversión previstos hacia el futuro inmediato, los cuales incluirán solamente desembolsos destinados a garantizar la seguridad en la conducción de nuestras operaciones.

Nuestro compromiso a futuro es concentrar todos los esfuerzos corporativos para la recomposición del negocio mientras que nos mantenemos confiados en obtener una renegociación de nuestro marco regulatorio satisfactoria tanto para el Estado Nacional como para los usuarios del sistema y para las empresas licenciatarias. Creemos que podremos emerger de este proceso con un negocio atractivo y factible para nuestros clientes, accionistas y empleados.

Una vez más, y especialmente en estas particulares circunstancias, queremos hacerles llegar nuestro más sincero agradecimiento, a nuestros accionistas, a nuestros clientes por brindarnos la oportunidad de crear valor y a nuestra gente por su esfuerzo, dedicación y compromiso con la empresa.

Eduardo Ojea Quintana	***Pablo Ferrero***
Vicepresidente y Director General	*Presidente*

Perfil de TGS

TGS es la transportadora de gas líder en Argentina, operando el sistema de gasoductos más extenso del país y de Latinoamérica con más de 7.400 km. y una capacidad de transporte de 62,5 MMm³/d. TGS comenzó sus operaciones a fines de 1992, como resultado de la privatización de GdE, la empresa monopólica estatal. TGS entrega aproximadamente el 60% del total del gas consumido en la Argentina a través de un sistema propio, que conecta los principales yacimientos gasíferos del sur y oeste de la Argentina con las distribuidoras de gas de aquellas áreas, de la Ciudad de Buenos Aires y del Gran Buenos Aires. Además del servicio regulado de transporte de gas, TGS presta otros servicios no regulados en la industria de gas, siendo uno de los procesadores líderes de gas natural y uno de los más importantes comercializadores de líquidos de gas natural ("LGN"), operando el Complejo de Procesamiento de General Cerri ("el Complejo Cerri"), ubicado en las cercanía de Bahía Blanca, Provincia de Buenos Aires. También, TGS es un importante prestador de servicios denominados "upstream", los cuales consisten fundamentalmente en el tratamiento, separación de impurezas y compresión de gas, así como otros servicios relacionados con la construcción, operación y mantenimiento de gasoductos. Por otra parte, a través de su sociedad controlada, TELCOSUR S.A. ("TELCOSUR"), TGS ha comenzado incursionar en el área de las telecomunicaciones convirtiéndose en un importante "carrier de carriers" en su área de servicios.

Nuestros Accionistas

El principal accionista de TGS es Compañía de Inversiones de Energía S.A. ("CIESA"), quien junto con empresas del grupo Perez Companc y del grupo Enron poseen aproximadamente el 70% del capital social. El 30% restante del capital social de TGS cotiza en las bolsas de Buenos Aires y de New York. Por su parte CIESA está controlada en un 50% por Pecom Energía S.A. y una subsidiaria y el restante 50% por subsidiarias de Enron Corp.

Nuestra Visión y Misión

Ser líder en los negocios de transporte y acondicionamiento de gas natural, procesamiento y comercialización de líquidos,

promoviendo la integración del mercado energético,

priorizando la satisfacción de clientes y consumidores,

generando valor en forma sostenible,

desarrollando nuestros recursos humanos,

garantizando la gestión de la calidad, la seguridad y la preservación del medio ambiente.

Nuestros Valores

Concentración en un constante mejoramiento. Etica e integridad en cada aspecto del negocio. Comunicación sincera, clara y objetiva.

Principales Indicadores Económicos y Financieros (1)

	2001	2000	1999
	(en millones de pesos, excepto información por acción o donde se indique en forma expresa)		
Ingresos por ventas netas	541,7	479,7	430,3
Utilidad operativa	317,9	295,4	296,3
Utilidad antes de impuesto a las ganancias	170,2	196,3	212,5
Utilidad neta	108,4	126,3	145,7
Utilidad antes de intereses, impuesto a las ganancias, depreciación y amortización	341,7	366,9	343,6
Información por acción:			
Utilidad neta por acción	0,136	0,159	0,183
Dividendos por acción	0,061 (2)	0,111	0,166
Generación operativa de fondos	210,3	170,2	193,8
Activos totales	2.262,2	2.122.0	2.142,0
Inversiones en bienes de uso	192,4	61,1	147,1
Patrimonio neto	1.102,8	1.088,6	1.057,5
Deuda financiera a largo plazo	842,8	755,2	605,4
Retorno sobre el patrimonio	10%	12%	14%
Deuda financiera sobre capitalización total (3)	50%	47%	49%

(1) Información correspondiente a estados contables consolidados.
(2) Incluye la propuesta que el Directorio eleva a la próxima Asamblea de Accionistas.
(3) Capitalización total incluye la deuda financiera más el patrimonio neto.

Situación de la Industria del Gas en Argentina

La industria del gas en la Argentina se ha caracterizado por ser uno de los sectores más pujantes de la economía argentina durante los años noventa y comienzo de la presente década, lo que se refleja en el significativo incremento del consumo de gas natural para el mercado local, el cual aumentó de 17.800 MMm³ en el año 1990 a 33.300 MMm³ en 2001 (medido desde octubre 2000 hasta septiembre de 2001). El aumento al doble en nivel de demanda de gas, que incluye los proyectos de exportación de gas natural a países limítrofes- lo que representa aproximadamente unos 5.000 MMm³ – pudo ser concretado gracias a las significativas inversiones efectuadas por empresas del sector que comenzaron a operar luego de la privatización de YPF y GdE, las cuales ascendieron a aproximadamente US$ 13.000 millones. Las inversiones estuvieron orientadas al desarrollo de reservas y al incremento de la capacidad de transporte y distribución, eliminando cuellos de botella y faltas de suministro en períodos invernales. Como resultado del proceso de inversión, la red de gasoductos troncales argentina cuenta con más de 12.700 Km de extensión mientras que las redes de distribución cuentan con más de 10.000 Km.

Consumo de gas en el mercado local por tipo de usuario (2001)



Otros 2%
Residencial 23%
GNC 6%
Comercial 3%
Usinas 31%
Industria 35%

Fuente: Reportes del Enargas 2001

El desarrollo significativo de reservas de gas natural en el país, las cuales alcanzan los 777.609 MMm³, permiten mantener un horizonte de reservas equivalente a aproximadamente 17 años de suministro (en función de los niveles actuales de producción) nivel que supera largamente las estimaciones de países como Estados Unidos e incluso el promedio mundial. Además de la extensa oferta de gas, su superioridad en términos ecológicos y su precio relativamente más bajo en comparación con otros combustibles alternativos hacen del gas el combustible preferido de la Argentina, lo cual queda evidenciado al ocupar el primer lugar en la matriz energética del país.

Matriz Energética Nacional 2000



1%
1%
5%
47%
42%
Gas natural
Petroleo y derivados
Hidroelectricidad
Carbon

Fuente: Secretaría de Energía

En Argentina, el gas natural resulta el combustible más barato tanto para su uso doméstico como para su uso industrial. A niveles de relación energética equivalente y en el segmento doméstico, la nafta común resulta casi un 600% superior en precio con respecto al gas natural, y tanto la electricidad como los líquidos de gas natural un 180% más caro. En el segmento industrial el fuel oil es casi un 50% más caro que el gas natural.


Comparativo de precios energéticos para 2MM de kilocalorías (consumo residencial)
$200,00
$150,00
$100,00
$50,00
$0,00
pesos
Gas Natural
Gas Licuado
Kerosene
Electricidad
Gasoil


Comparativo de precios energéticos para 2MM de kilocalorías (consumo industrial)
$60,00
$50,00
$40,00
$30,00
$20,00
$10,00
$0,00
pesos
gas natural
fuel oil

Precios base: Febrero 2001, Fuente Gas y Gas

Por otra parte, la tarifa a consumidor final del gas natural en Argentina puede considerarse como la más barata del mundo. Según un estudio comparativo realizado por la consultora estadounidense Stone & Webster en el año 2000 para más de 20 países, incluyendo tanto consumos industriales como residenciales, muestra que Argentina es el país que tiene la tarifa del gas más baja de la muestra. En los países europeos, la tarifa para el cliente residencial cuesta más del doble que en Argentina; en Estados Unidos y Canadá un 50% más; en México un 12% más cara y en el resto de Latinoamérica (excepto Venezuela) las diferencias son mucho mayores. Esto representa una ventaja competitiva para la industria local y permite garantizar una generación térmica a precios muy competitivos a nivel mundial.

En cuanto a la evolución de la tarifa del gas desde la privatización hasta fines de 2001, el mismo se ha incrementado en aproximadamente un 23,1% (considerando el precio para un cliente del sector residencial en el Gran Buenos Aires), como consecuencia fundamental de traslados a las tarifas de aumentos de impuestos nacionales y, en menor medida, un mayor costo de gas en boca de pozo.

Cabe destacar que las tarifas de transporte y distribución, incluidas en la tarifa final a los usuarios se han mantenido prácticamente sin alteraciones durante el período considerado, dado que los ajustes derivados de las variaciones en el PPI fueron compensados por la reducción por aplicación del factor de eficiencia a partir del 1 de enero de 1998, que fue de un 6,5% para el caso de TGS. La aplicación de PPI fue suspendida a partir del 1 de enero de 2000, resultando en una disminución acumulada a dicha fecha de 1,79%.

Todas estas consideraciones demuestran la eficiencia del gas como combustible preferido en Argentina. Sin embargo, el futuro de la industria debe ser evaluado a luz de la nuevas medidas económicas y los cambios significativos introducidos en las condiciones y reglas acordadas en la privatización, los cuales a la fecha aún parecen inciertos. El impacto de los mismos torna necesario la reducción de la inversiones para acompañar la demanda local y requiere el replanteo acerca de la viabilidad de los proyectos de vincular las reservas argentinas a los centros de consumo de la región. Sin duda, el futuro desarrollo de la industria depende del reestablecimiento de reglas claras que fomenten el retorno de las inversiones y la reactivación de la economía general.

Las Areas de Servicios de TGS

Segmento Regulado

Transporte de Gas

El transporte de gas representó el 78% en los ingresos totales de la Compañía durante el año 2001. Los ingresos asociados a este segmento se generan casi en su totalidad por contratos de transporte en firme, celebrados, principalmente con las empresas distribuidoras de gas y en menor medida con importantes clientes industriales. Los contratos de transporte en firme son aquellos en virtud de los cuales se reserva y se paga por la capacidad independientemente del uso real de la misma que haga el cliente.

La principal zona de servicio es el área del Gran Buenos Aires, que incluye la Ciudad de Buenos Aires, ubicada en la zona este de la Argentina. TGS también proporciona servicios en las provincias más rurales del oeste y sur del país. El área total de servicio comprende aproximadamente 4,4 millones de usuarios finales, incluyendo aproximadamente 3,1 millones en el área del Gran Buenos Aires. El servicio directo a los usuarios residenciales, comerciales, industriales y centrales eléctricas es prestado principalmente por cuatro compañías distribuidoras de gas en dichas áreas, las cuales se hallan conectadas al sistema de TGS: MetroGas S.A, Gas Natural Ban S.A., Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. También, en el área de operación de TGS, se ubican importantes industrias a las cuales se les brinda servicio de transporte. La capacidad de transporte contratada en firme por los clientes industriales representa aproximadamente un 20% de nuestra capacidad total.

Durante 2001, y a pesar de la fuerte crisis económica por la cual atraviesa el país, TGS ha logrado concluir y poner en operación la mayor expansión de su sistema de transporte. La misma consistió en el incremento de capacidad en los gasoductos General San Martín y Neuba II y tramos finales por 3,2 MMm^3/d, y significó la incorporación de aproximadamente 327 Km de gasoductos paralelos, representando un crecimiento de 4,1% (con respecto al total de la capacidad anterior a la entrada en operación de esta expansión), efectuada en tiempo récord y superando condiciones climáticas adversas. La totalidad de la capacidad de transporte adicional fue contratada en firme principalmente por clientes distribuidores, con el objetivo de satisfacer la demanda doméstica y el resto fue contratado por clientes industriales. Los contratos asociados a esta expansión comenzaron en junio de 2001 y los ingresos adicionales anuales derivados de dichos acuerdos se estiman en aproximadamente a Ps. 17 millones en base anual y en función de las tarifas vigentes. Como resultado de esta importante expansión de su sistema de transporte de gas, TGS logró obtener la renuncia por parte de algunas compañías distribuidoras de gas de más del 50% del total de los derechos de reducción futura de capacidad contratada a la que se encontraba expuesta. Además, TGS incrementó su participación de mercado en el área del Gran Buenos Aires y potenció el negocio de producción y comercialización de LGN a través de una mayor disponibilidad de gas a procesar en nuestro Complejo Cerri. La inversión destinada a completar esta expansión ascendió a aproximadamente US$ 125 millones.

En total, desde fines de 1992, cuando inició sus operaciones, TGS expandió su capacidad de transporte de gas en aproximadamente 46%, incorporando 804 Km de gasoductos y 184.280 HP de potencia instalada para lo cual destinó US$ 490 millones, lo que sumado a otras inversiones aplicadas al sistema de transporte y a los otros segmentos de actividad no regulados totalizan inversiones por más de US$ 1.100 millones durante los nueve años de operación.



Distribución por Clientes de los ingresos por ventas de transporte año 2001
3%
2%
8%
5%
4%
45%
19%
14%
Metrogas
BAN
Pampeana
Sur
YPF
Profertil
Otros clientes
Pecom Energía

Para evaluar el futuro desenvolvimiento del negocio de transporte de gas resultará fundamental la evolución de los aspectos regulatorios. A comienzos de 2002, como resultado de la profunda crisis económica que vive el país, se sancionó la Ley N° 25.561, en virtud de la cual se introdujeron cambios sustanciales a las reglas acordadas en la privatización. Dichos cambios fundamentales incluyen la "pesificación" de las tarifas de servicios públicos, la potestad del Poder Ejecutivo de renegociar los contratos de servicios públicos y la prohibición de aplicar mecanismos indexatorios. Por otra parte, también se sancionaron otros decretos que impactan significativamente en las definiciones regulatorias. El Decreto 214/02 establece la forma de desdolarizar los créditos y deudas expresados en dólares estadounidenses y el Decreto N°293/02 que determina prolongados plazos para el mencionado proceso de renegociación.

El pleno desarrollo de oportunidades y proyectos existentes tanto en el ámbito local como regional dependerá de la favorable definición de los aspectos regulatorios, del acceso al crédito internacional y del mejoramiento de las condiciones económicas en general para la Argentina.

Indicadores Financieros y Operativos del Segmento de Transporte de Gas

	2001	2000	1999
	(en millones de pesos, excepto donde se indique en forma expresa)		
INFORMACIÓN FINANCIERA SELECCIONADA (1)			
Ingresos por ventas netas	422,4	384,1	353,5
Utilidad operativa	305,2	275,1	277,8
Depreciación de bienes de uso	56,6	52,2	25,7
Inversiones en bienes de uso	153,1	47,9	125,3
Activos identificables	1.899,6	1.811,3	1.783,6
ESTADÍSTICAS OPERATIVAS:			
Capacidad disponible a fin del año (en MMm^3/d)	62,5	58,9	58,0
Capacidad en firme contratada promedio (en MMm^3/d)	60,7	57,9	56,2
Entregas promedio (en MMm^3/d)	46,7	49,6	47,8
Entregas promedio durante tres días pico (en MMm^3/d)	66,7	64,3	63,0
Factor de carga anual (2)	77%	86%	85%
Factor de carga durante el período invernal (2)	84%	98%	99%

(1) Información correspondiente a estados contables consolidados.
(2) Surge del cociente entre las entregas promedio del período correspondiente y la capacidad en firme contratada promedio para dicho período.

Segmento No Regulado

El segmento no regulado incluye tanto a las actividades de producción y comercialización de LGN como a los servicios de tratamiento y compresión de gas natural denominados "upstream" y también a los de construcción, operación y mantenimiento de gasoductos. Los ingresos derivados del segmento no regulado durante 2001, representaron aproximadamente el 22% de los ingresos totales obtenidos, demostrando una creciente participación de este segmento en la composición de ventas de TGS.

Producción y Comercialización de LGN

Las actividades de producción y comercialización de LGN se desarrollan en el Complejo Cerri, ubicado en las cercanías de Bahía Blanca y conectado a todos los gasoductos troncales de TGS. Allí se recupera etano, propano, butano y gasolina natural y además, se almacena y se despacha el LGN extraído. Como parte del Complejo Cerri, TGS también posee en Puerto Galván instalaciones de almacenamiento y carga por camión y barco para los líquidos de gas natural extraídos de dicho Complejo.

Durante 2001, TGS logró efectuar una exitosa reconversión de este segmento. Para tal fin, a través de acuerdos con distribuidores y productores de gas, la Sociedad obtuvo la titularidad de parte de la producción para ser comercializada por su cuenta y orden. La reestructuración del negocio, permitió más que compensar la caída en los ingresos asociada a la entrada en operación de proyectos competitivos, principalmente el de propiedad de MEGA, ubicado en la cuenca neuquina y con una capacidad de procesamiento de aproximadamente 36 MMm^3/d. Con el inicio de operación de dicho complejo de procesamiento, ocurrida a comienzos de 2001, el gas proveniente de dicha cuenca llega al Complejo Cerri con bajo contenido de líquidos lo que representó una disminución de los volúmenes producidos en dicho Complejo de aproximadamente 20% durante 2001.

TGS estima que podrá neutralizar los impactos de la competencia incentivando el aporte de gas rico al sistema, a través de acuerdos suscriptos con productores de gas en la cuenca neuquina, los cuales comenzaron a tener efecto a partir de los primeros meses de 2002. TGS considera que durante dicho año, podrá reestablecer los niveles de producción de LGN en el Complejo Cerri, previos a la entrada en operación de MEGA.

Indicadores Financieros y Operativos del Segmento de Producción y Comercialización de LGN

	2001	2000	1999
	(en millones de pesos, excepto donde se indique en forma expresa)		
INFORMACIÓN FINANCIERA SELECCIONADA (1):			
Ingresos por ventas netas	102,9	68,3	62,7
Utilidad operativa	39,7	40,7	33,4
Depreciación de bienes de uso	10,8	10,6	10,9
Inversiones en bienes de uso	4,5	3,2	6,3
Activos identificables	179,8	198,6	195,1
ESTADÍSTICAS OPERATIVAS:			
Producción total de líquidos (en miles de toneladas métricas -Tn)	822,3	1.004,9	1.067,8
Capacidad de procesamiento de gas a fin del año (en MMm3/d)	43,0	43,0	43,0
Capacidad de almacenamiento a fin del año (en Tn)	54.840	54.840	54.840

(1) Información correspondiente a estados contables consolidados.

Upstream y Otros Servicios

Los servicios "upstream", prestados en locaciones cercanas a los yacimientos de gas, consisten principalmente en el tratamiento, separación de impurezas y compresión del gas para su inyección en el sistema de gasoductos de TGS.

Este segmento incluye también las actividades relacionadas con la construcción, operación y mantenimiento de gasoductos.

Durante 2001, TGS continuó con su estrategia de generación de nuevas oportunidades para este segmento. El logro más importante estuvo dado por el comienzo de operaciones de la primera planta de tratamiento de gas fuera del área geográfica de operaciones de la Sociedad. Concretamente, TGS cerró un acuerdo con Pluspetrol Exploración y Producción S.A. para la construcción, operación y mantenimiento de una planta de extracción de anhídirido carbónico en uno de sus yacimientos ubicados en la provincia de Salta, con una capacidad de 3 MMm^3/d. La inversión asociada al proyecto, que comenzó en mayo de 2001, ascendió a aproximadamente US$ 5,6 millones y los ingresos estimados anuales son de Ps. 2,1 millones. Asimismo, durante 2001, TGS concretó un nuevo acuerdo en virtud del cual, a través de una ampliación de una planta de tratamiento de gas, propiedad de TGS ubicada Plaza Huincul, se incrementó el servicio de compresión y acondicionamiento de gas brindado a Repsol-YPF a 500.000 MMm^3/d en base "take-or-pay". La inversión requerida por este proyecto ascendió a US$ 2 millones y los ingresos anuales asociados se estiman en Ps. 1,7 millones. Como logro del año 2001, también resulta válido destacar la ampliación de capacidad de transporte de 1,7 MMm^3/d requerida por Pan American Energy S.A., la cual se concretó a través de un loop a un gasoducto de vinculación ya existente. La mencionada expansión se inició en mayo de 2001 y requirió una inversión de aproximadamente US$ 3,5 millones.

Sin duda, otro logro significativo del 2001 fue el inicio de las obras ejecutadas por TGS tendientes a la construcción del gasoducto de vinculación entre su sistema y el gasoducto Cruz del Sur. Dicho gasoducto de vinculación es propiedad de Gas Link S.A., sociedad en la cual TGS participa en un 49%, y tendrá una capacidad inicial de 1 MMm^3/d, estimándose el inicio de sus operaciones para el primer semestre 2002. La utilidad obtenida por la Sociedad durante 2001 por la construcción del mencionado gasoducto ascendió a aproximadamente Ps. 0,9 millones. Este proyecto además de permitir a TGS participar como constructor y operador del gasoducto de vinculación le posibilita tener acceso al mercado regional al establecer la conexión con el gasoducto Cruz del Sur, el cual está actualmente destinado a abastecer al mercado uruguayo con posibilidades de llegar hasta Brasil, importante centro de consumo de la región.

Indicadores Financieros y Operativos del Segmento de Upstream y Otros Servicios

	2001	2000	1999
	(en millones de pesos, excepto donde se indique en forma expresa)		
INFORMACIÓN FINANCIERA SELECCIONADA (1):			
Ingresos por ventas netas	16,4	27,3	14,1
Utilidad operativa	2,5	4,3	8,5
Depreciación de bienes de uso	3,7	3,6	3,2
Inversiones en bienes de uso	33,4	7,6	11,4
Activos identificables	88,1	56,8	60,8
ESTADÍSTICAS OPERATIVAS:			
Capacidad de tratamiento y compresión (en MMm^3/d)	6,45	6,45	3,2

(1)Información correspondiente a estados contables consolidados

Servicios de Telecomunicaciones

A través de TELCOSUR, una sociedad 99,98% controlada por TGS, se logró incorporar una nueva área de servicios: las telecomunicaciones. TELCOSUR fue creada en septiembre de 1998 con el objetivo de prestar servicios de transmisión de datos y valor agregado, buscando optimizar la utilización de la infraestructura de telecomunicaciones existente. TELCOSUR presta servicios como carrier de carriers independiente y también provee servicios a clientes corporativos dentro de su área de influencia. Durante el año 2001, TGS finalizó una inversión de aproximadamente US$ 26 millones para la ampliación de la capacidad de su sistema original, poniendo en funcionamiento, en el segundo semestre de 2001, un moderno sistema de radio enlace terrestre digital con tecnología SDH. Una vez, concluida la expansión del sistema de telecomunicaciones, TELCOSUR pudo dar inicio a los acuerdos cerrados en relación a la comercialización de la capacidad expandida.

Sin embargo, en virtud de la grave crisis económica en general y de la situación de la industria de las telecomunicaciones en particular, TELCOSUR debió renegociar los acuerdos fundacionales celebrados durante 2000 con sus clientes, adaptándolos a las condiciones de la industria pero manteniendo el valor económico de los mismos.

En relación a la nueva fase en la estrategia de telecomunicaciones iniciada por TELCOSUR, que consiste en el tendido de una red de fibra óptica de alta capacidad entre Buenos Aires, Bahía Blanca y Neuquén, durante el año 2001 se han obtenido los derechos de paso y se ha desarrollado la ingeniería de detalle correspondientes a dichos corredores, incluyéndose también la costa atlántica. No obstante, la conclusión de este proyecto puede demorarse en el tiempo, debido fundamentalmente a las medidas económicas recientemente implementadas, a la situación de la industria y a la evolución de la demanda.

Desempeño Financiero

Como en los últimos tres años, durante 2001, TGS continuó enfrentando un escenario de alta volatilidad y fuerte inestabilidad en los mercados financieros. Asimismo, como consecuencia del deterioro continuo de la situación económica argentina, la calificación de la deuda soberana sufrió sucesivas caídas hasta llegar al grado de default a fin de año. Por lo tanto, el panorama imperante durante 2001 fue de altas tasas de interés y virtual cierre del mercado de capitales.

No obstante, a pesar de este difícil contexto, en abril 2001, TGS logró cerrar exitosamente sus necesidades de refinanciación de deuda para el año 2001, a través de una emisión de un "Floating Rate Note" de US$ 200 millones. Dicha emisión fue efectuada con un vencimiento máximo a cinco años y a una tasa de interés muy competitiva, lo que le permitió a la Sociedad reducir el costo promedio de su deuda a 9,31% de 10,1% para el ejercicio 2000. Parte de la emisión se encuentra asegurada bajo una prima que cubre las transferencias de fondos contra el riesgo de no convertibilidad de la moneda local, intransferibilidad y expropiación emitida por "Overseas Private Investment Corporation" ("OPIC"), una agencia del Gobierno de Estados Unidos. El cierre de esta refinanciación permite a TGS presentar un perfil de vencimientos equilibrado.

A pesar del cierre del mercado de capitales, las restricciones impuestas para el giro de divisas al exterior, TGS ha honrado todos sus compromisos financieros y ha logrado renovar sustancialmente los vencimientos de deuda que se produjeron hasta la fecha de la presente Memoria.

En cuanto al pago de dividendos en agosto 2001, TGS abonó Ps. 48,5 millones, representando Ps. 0,0611 por acción. Dichos dividendos fueron abonados anticipadamente en base a las utilidades del primer semestre 2001. La propuesta que el Directorio elevará para la consideración de la próxima Asamblea de Accionistas, no incluirá la distribución de dividendos con respecto a las utilidades del segundo semestre de 2001 fundamentalmente como resultado de las nuevas medidas económicas implementadas y su impacto adverso en la posición financiera de la Sociedad.

Conducción de Operaciones y Satisfacción al Cliente

A comienzos del 2001, TGS se propuso el objetivo de obtener la certificación bajo la Norma ISO 9001. La decisión de la Sociedad fue la de incorporar al Sistema de Gestión Ambiental, existente desde 1998 y certificado bajo los requisitos exigidos por la Norma ISO 14001, la documentación necesaria para garantizar la calidad de los productos y servicios ofrecidos a sus clientes de acuerdo a los requisitos exigidos por la Norma ISO 9001, conformando así un Sistema de Gestión Integrado que responda a ambas normas y a los estándares internos de la Sociedad. En diciembre de 2001, los auditores de la consultora Aspects Moody Certification Limited, previa verificación de la operación del sistema, recomendaron a este organismo la certificación del mismo. Finalmente, la certificación bajo la norma ISO 9001, versión 2000, se recibió en febrero 2002 junto con la recertificación de la norma ISO 14001. La obtención de estas certificaciones prueban, por un lado, la calidad profesional de nuestra gente y su nivel de responsabilidad operativa y, por el otro, la constante preocupación de TGS por ofrecer la más alta calidad de servicio, superando las expectativas de sus clientes.

El Sistema de Gestión Integrado está orientado a la satisfacción al cliente y al logro de la mejora continua. Los beneficios asociados a la adopción de esta Política de Gestión Empresaria redundarán en una operación aún más eficiente, a través de la estandarización de procesos, en la prevención de accidentes y en la concentración hacia la preservación del medio ambiente. La reafirmación del compromiso con el medio ambiente, y con los clientes, posicionan a TGS como una empresa segura, confiable y ubicada a un nivel de excelencia comparable con empresas de primer nivel internacional.

La excelencia en la prestación de servicios ha sido una constante prioridad para TGS, lo cual queda demostrado en los US$ 390 millones invertidos durante los primeros nueve años de operación en la confiabilidad y seguridad del sistema de transporte de gas lo que asegura la continuidad del servicio público. Nuevamente, durante el año 2001, logramos superar el récord histórico de entregas de gas en días pico, el cual se incrementó de 64,3 MMm^3/d para el 2000 a 66,7 MMm^3/d en 2001 gracias a la excelentes condiciones operativas del sistema de transporte de gas y a las significativas expansiones efectuadas al mismo.

El constante esfuerzo dedicado por TGS a la calidad en la conducción de sus operaciones fue plasmado en la nueva formulación de su visión, al incorporar la necesidad de garantizar la gestión de la calidad, la seguridad y la preservación del medio ambiente para convertirse en líder en los negocios de transporte y acondicionamiento de gas natural, procesamiento y comercialización de líquidos.

Desarrollo de Personal y Relación con la Comunidad

Los logros obtenidos en estos nueve años de operación son fruto del óptimo desempeño y compromiso del equipo de trabajo de TGS. A fin de apoyar el crecimiento de las capacidades profesionales de nuestro personal, focalizamos nuestros esfuerzos en desarrollar sus habilidades de gestión además de fortalecer la incorporación de conocimientos relativos a cada área específica. Durante el año 2001, dictamos un total de 16.000 horas de capacitación, con una inversión del 2% del total de la nómina salarial. La continuidad e internalización del modo de operar en equipos de trabajo autodirigidos de alto rendimiento "EGA", ha facilitado la mejora continua en los procesos. Esta herramienta cuenta ya con cinco años de vigencia y ha demostrado logros muy importantes en la calidad de las relaciones interpersonales.

Además de las inversiones en capacitación, TGS continúa garantizando el bienestar de su gente y su familia. La consolidación del Sistema de Medicina Empresaria Laboral (SMEL) ha posibilitado, a través de exámenes médicos completos, recabar la información necesaria para trabajar, en la prevención, cuidado y asistencia permanente a la salud.

Pero el interés de TGS se extiende no solamente a sus clientes, empleados y accionistas. Como grupo social, TGS está inserta en una comunidad cada día más compleja en sus relaciones dada la creciente problemática social. Como parte integrante de las comunidades de las zonas donde opera, TGS contribuye positivamente al desarrollo personal y social de los miembros de dichas comunidades. Durante el año 2001, colaboramos con organizaciones sin fines de lucro, entre ellas: hospitales, comunidades científicas, fundaciones de ayuda a discapacitados, como así también instituciones educativas y culturales.

Por otra parte, cómo empresa prestadora de servicios, TGS reconoce la relevancia que adquieren sus acciones en la sociedad asumiendo la función de comunicar valores con orgullo y responsabilidad, aprovechando las oportunidades y medios a su alcance e integrando en forma equilibrada los objetivos comunicacionales propios y los del bien común. Es por ello, que durante 2001, continuó con la campaña de "Bien Público" que viene realizando desde 1997, con la firme convicción de estar contribuyendo a formar mejores ciudadanos y mejores personas.

Reseña Informativa

El siguiente análisis de los resultados de las operaciones y de la situación financiera de la Sociedad se debe leer en forma conjunta con los estados contables de la Sociedad al 31 de diciembre de 2001, 2000 y 1999 los cuales han sido preparados de conformidad con las normas contables profesionales vigentes en Argentina ("PCGA Argentinos"). Dichos estados contables reconocen los efectos de la inflación hasta el 31 de agosto de 1995 tal como se describe en la Nota 2.a) a los estados no consolidados de TGS.

A fines de abril de 2000, el ENARGAS emitió la Resolución N° 1.660 ("la Resolución") la cual aprobó un plan de cuentas único y un manual de cuentas para las compañías de transporte y distribución de gas, que comprenden cuestiones de valuación, registración y exposición de las operaciones que realicen las mencionadas compañías a partir del 1 de enero de 2001. Con respecto a los criterios definidos para bienes de uso descriptos en Nota 2.h) a los estados contables no consolidados de TGS, la mencionada Resolución estableció su entrada en vigencia a partir del 1 de enero de 2000. Adicionalmente, el 18 de septiembre de 2000, el ENARGAS emitió la Resolución N° 1.903 con el objeto de ampliar las definiciones y pautas previstas en la Resolución. Siguiendo los lineamientos definidos por ambas resoluciones, la Sociedad ha efectuado ciertas reclasificaciones a la información correspondiente a los ejercicios terminados el 31 de diciembre de 2000, 1999, 1998 y 1997 con fines comparativos con las cifras correspondientes al ejercicio terminado el 31 de diciembre de 2001.

Efecto de la devaluación del peso argentino y de otras modificaciones a la normativa económica

A partir de comienzos de diciembre de 2001, las autoridades nacionales implementaron diversas medidas de carácter monetario y de control de cambios, que comprendían principalmente la restricción a la libre disponibilidad de los fondos depositados en las entidades bancarias y la imposibilidad práctica de realizar transferencias al exterior, con excepción de aquellas vinculadas al comercio exterior. Posteriormente, el Gobierno declaró el incumplimiento del pago de los servicios de la deuda externa y, el 6 de enero de 2002, el Congreso Nacional sancionó la ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario que implicó un profundo cambio del modelo económico vigente hasta ese momento y la modificación de la Ley N° 23.928 de Convertibilidad vigente desde marzo de 1991, y que faculta al Poder Ejecutivo, entre otros aspectos, a sancionar medidas adicionales de carácter monetario, financiero y cambiario conducentes a superar la actual crisis económica en el mediano plazo.

Para mayor información respecto del alcance de los efectos de la devaluación del peso argentino y de la nueva normativa económica, ver Nota 12 a los estados contables no consolidados de TGS.

1. Análisis de los Resultados Consolidados de las Operaciones

El siguiente cuadro resume los resultados consolidados obtenidos durante los ejercicios terminados el 31 de diciembre de 2001, 2000 y 1999:

	2001	2000	1999
	(en millones de pesos)		
Ingresos por ventas netas	**541,7**	**479,7**	**430,3**
Transporte de gas	422,4	384,1	353,4
Producción y comercialización de LGN	102,9	68,3	62,8
Otros servicios	16,4	27,3	14,1
Costo de ventas	**194,2**	**159,5**	**110,6**
Costo laboral	23,5	22,5	19,2
Depreciación y amortización	76,2	67,5	41,1
Otros costos operativos	94,5	69,5	50,3
Utilidad bruta	**347,5**	**320,2**	**319,7**
Gastos de administración y comercialización	29,6	24,8	23,4
Utilidad operativa	**317,9**	**295,4**	**296,3**
Otros (egresos) ingresos, netos	(57,6)	(2,2)	1,2
Resultados financieros y por tenencia	90,1	96,9	85,0
Impuesto a las ganancias	61,8	70,0	66,8
Utilidad neta	**108,4**	**126,3**	**145,7**

La utilidad neta correspondiente al ejercicio terminado el 31 de diciembre de 2001, disminuyó aproximadamente un 14% con respecto a la obtenida en el ejercicio anterior debido principalmente a: (i) un aumento de otros egresos, netos, como consecuencia del cargo a resultados en el ejercicio 2001 del crédito resultante de la aplicación de los incrementos del PPI correspondientes al ejercicio 2000 y 2001, (ii) una disminución de los ingresos por ventas en el segmento de otros servicios y (iii) un incremento del costo de ventas y de los gastos de administración y comercialización. No obstante, dichos efectos fueron parcialmente compensados por: (i) un incremento de los ingresos por ventas en el segmento de transporte de gas, (ii) un aumento de los ingresos del segmento de producción y comercialización de LGN, (iii) una disminución de los resultados financieros y por tenencia y (iv) una baja del impuesto a las ganancias.

La utilidad neta correspondiente al ejercicio terminado el 31 de diciembre de 2000, disminuyó aproximadamente un 13% con respecto a la obtenida en el ejercicio anterior debido principalmente a: (i) mayores costos operativos generados principalmente por la aplicación de las nuevas normas contables emitidas por el ENARGAS, resultantes en una mayor depreciación de bienes de uso y gastos de mantenimiento de gasoductos y (ii) un aumento de los resultados financieros y por tenencia, generado principalmente por una menor capitalización de intereses en activo fijo derivado de un menor nivel de obras en curso y un mayor endeudamiento promedio de la Sociedad. Ambos efectos fueron parcialmente compensados por mayores ingresos por ventas en los tres segmentos de negocios.

Ingresos por ventas netas

Transporte de Gas (actividad regulada)

El transporte de gas es la principal actividad de la Sociedad, y su incidencia en los ingresos por ventas netas representó aproximadamente el 78%, 80% y 82% de los ingresos por ventas netas correspondiente a los ejercicios terminados el 31 de diciembre de 2001, 2000 y 1999, respectivamente. Los ingresos derivados de este segmento provienen principalmente de contratos en firme, en virtud de los cuales se reserva y se paga por la capacidad del gasoducto sin tener en cuenta el uso real de la misma. Durante 2001, los ingresos por ventas de transporte en firme representaron el 98% del total de las ventas del segmento regulado. Además, TGS presta un servicio de transporte interrumpible el cual prevé el transporte de gas sujeto a la capacidad disponible del gasoducto.

Los ingresos por ventas derivados del segmento de transporte de gas obtenidos durante el ejercicio terminado el 31 de diciembre de 2001 aumentaron aproximadamente un 10% respecto del ejercicio anterior, debido principalmente a: (i) una mayor capacidad de transporte contratada en firme promedio, la cual aumentó de 57,9 MMm^3/d a 60,7 MMm^3/d, reflejando el inicio de una importante expansión del sistema de transporte, la cual inició operaciones el 1 de junio de 2001, y el efecto completo de acuerdos de transporte que comenzaron en junio de 2000 e (ii) incrementos en PPI (aumentos del 2,32%, 4,01% y del 0,44% a partir del 1 de julio de 2000, 1 de enero y 1 de julio de 2001, respectivamente). Ver sección "Regulación Tarifaria".

La mayor capacidad de transporte contratada en firme es consecuencia, principalmente de la entrada en operaciones a partir del 1 de junio de 2001 de una importante expansión del sistema de transporte de gas. Dicha expansión, la más importante en términos de kilómetros de gasoducto incorporados desde la privatización de Gas del Estado ("GdE"), adicionó 3,2 MMm^3/d de capacidad en firme (representando un crecimiento del 4,1% respecto de la capacidad contratada en firme anterior). Parte de dicha capacidad está destinada a abastecer el crecimiento de la demanda doméstica de algunos clientes distribuidores de gas, mientras que el resto está destinado a satisfacer la demanda del sector industrial. A pesar de las adversas condiciones climáticas, la mencionada expansión fue puesta en servicio para satisfacer la demanda del período invernal del año 2001. Se estima que los ingresos anuales derivados de esta expansión serán de aproximadamente Ps. 17 millones (en base a las tarifas vigentes). Esta expansión demandó inversiones por aproximadamente US$ 125 millones y se realizó a través de la instalación de 327 km. de cañería en los gasoductos San Martín, Neuba II y extensiones en tramos finales cercanos a los puntos de abastecimiento de las redes de distribución. Adicionalmente, como resultado de este concurso abierto, TGS obtuvo la renuncia por parte de algunas compañías distribuidoras de gas de más del 50% del total de los derechos de reducción futura de capacidad contratada a la que se encontraba expuesta.

Por otra parte, los ingresos de transporte de gas se incrementaron durante el presente ejercicio debido al efecto completo de los acuerdos que entraron en vigencia a partir de junio 2000, como consecuencia de la última etapa de la expansión correspondiente al concurso abierto que había concluido en mayo de 1999, en el cual TGS recibió una demanda neta de transporte adicional de 2,4 MMm^3/d.

TGS y el consorcio ganador de la licitación para la construcción del gasoducto Cruz del Sur que unirá Buenos Aires con Uruguay, con posibilidad de extenderse a Brasil, han constituido la sociedad Gas Link S.A. ("LINK") cuyo objeto social es la construcción, operación y mantenimiento del gasoducto de vinculación entre el sistema de TGS y el mencionado gasoducto. Dicho gasoducto de vinculación, con una longitud aproximada de 40 km, se extenderá desde Buchanan, en el anillo de alta presión que circunda a la Ciudad de Buenos Aires, el cual es parte del sistema de gasoductos de TGS, hasta la localidad de Punta Lara, siendo su capacidad inicial de transporte de 1 MMm^3/d con una inversión aproximada de US$ 20 millones. El gasoducto Cruz del Sur, por su diseño, prevé abastecer el potencial crecimiento del mercado uruguayo, con una demanda de gas estimada de hasta un máximo de 5,5 MMm^3/d, y por otra parte, cubrir las oportunidades que se presenten en el sur de Brasil.

Los ingresos por ventas derivados del segmento de transporte de gas obtenidos durante el ejercicio terminado el 31 de diciembre de 2000 aumentaron aproximadamente un 9% debido principalmente a: (i) un incremento en el PPI (aumentos del 0,24%, 3,78% y 2,32% a partir del 1 de julio de 1999, 1 de enero de 2000 y 1 de julio de 2000, respectivamente), y (ii) una mayor capacidad de transporte contratada en firme promedio, la cual aumentó de 56,2 MMm^3/d a 57,9 MMm^3/d, reflejando la suscripción de nuevos acuerdos de transporte que comenzaron en los meses de junio y diciembre de 1999 y junio de 2000.

La mayor capacidad de transporte contratada en firme es consecuencia, principalmente, de un concurso abierto concluido en mayo de 1999, descripto anteriormente. Adicionalmente, en 1999, la Sociedad concluyó dos concursos abiertos que consistieron en un aumento de 0,7 MMm^3/d en la capacidad contratada y extensiones en la ruta de transporte vigente, solicitadas por clientes distribuidores. Estos acuerdos, que tuvieron comienzo parcial en 1999 y vigencia total en el primer semestre del año 2001, requirieron inversiones de aproximadamente US$ 13 millones y se estima que generarán ingresos anuales adicionales por aproximadamente Ps. 6 millones a las tarifas vigentes. Dicha expansión se efectuó sin requerir al ENARGAS aumento de tarifas. Por último, en 1999, la Sociedad finalizó una expansión sobre el gasoducto Neuba II, la cual aumentó la capacidad de transporte en 1,4 MMm^3/d. La inversión total en este proyecto ascendió a aproximadamente US$ 32 millones. La totalidad de la capacidad adicional fue contratada a través de acuerdos de transporte en firme a largo plazo, comenzando parcialmente en 1998 y alcanzando la totalidad en el año 2001.

- *Regulación tarifaria*

En relación con el transporte de gas, la Sociedad está sujeta al marco regulatorio dispuesto por la ley N° 24.076 y a las reglamentaciones que dicte el ENARGAS, el cual tiene entre sus facultades el establecimiento de las bases de cálculo de las tarifas, su aprobación y contralor. De acuerdo a dicho marco regulatorio, las tarifas de TGS se deben calcular en dólares estadounidenses, convertibles a pesos al momento de la facturación. Las tarifas de transporte de gas natural utilizadas por TGS fueron establecidas en la privatización de GdE y corresponde su ajuste, previa autorización, en los siguientes casos: i) semestralmente, por variación en el PPI y ii) por revisión quinquenal de las mismas, conforme a los factores de eficiencia y de inversión que determine el ENARGAS. El factor de eficiencia reduce las tarifas por efecto de programas de eficiencia futuros, mientras que el factor de inversión incrementa las mismas para compensar a las licenciatarias por inversiones futuras. Además, sujeto a la aprobación del ENARGAS, las tarifas se deben ajustar para reflejar circunstancias no recurrentes o cambios impositivos, con excepción del impuesto a las ganancias. Durante 1996 y 1997 se llevó a cabo el proceso de revisión quinquenal de tarifas. En 1996, el ENARGAS determinó la tasa de costo de capital a ser utilizada en el cálculo de los factores de eficiencia y de inversión. La misma, que fue fijada en un 11,3% anual, representa el costo promedio del capital. Como resultado final de dicho proceso que culminó en diciembre de 1997, la Sociedad redujo 6,5% sus tarifas a partir del 1 de enero de 1998, por aplicación del factor de eficiencia calculado por el ENARGAS para el período quinquenal 1998-2002. Con respecto al factor de inversión, el ENARGAS autorizó la aplicación de incrementos periódicos en tarifas hasta enero de 2002 resultando en un promedio ponderado total a dicha fecha de 2,6% para compensar inversiones por un total de aproximadamente US$ 70 millones, que consisten principalmente en la modificación del anillo de alta presión del Gran Buenos Aires, en la expansión del gasoducto Cordillerano en el Oeste de la República Argentina y en mejoras al gasoducto General San Martín como preparación para futuras expansiones.

El ENARGAS, a través de la Resolución N° 1.470 de enero de 2000, previo acuerdo con las licenciatarias de distribución y transporte, resolvió diferir a través de su financiamiento y posterior recupero, por única vez y con carácter excepcional, la aplicación del PPI correspondiente al primer semestre del año 2000, que registró un incremento del 3,78%, hasta el 1 de julio de 2000. En agosto de 2000, el Poder Ejecutivo Nacional emitió el Decreto N° 669/00, que tuvo como antecedente un acta acuerdo firmada por la Secretaría de Energía de la Nación, en representación del Ministerio de Economía de la Nación, el ENARGAS y TGS, junto con otras empresas licenciatarias de gas natural. Dicho decreto establecía, con respecto a los ingresos devengados durante el primer semestre de 2000 por la aplicación del ajuste del PPI anteriormente mencionado, con más los intereses devengados, que los mismos serían facturados en doce meses a partir del 1 de julio de 2000 a través de un aumento en las tarifas de transporte. Asimismo, dicho decreto determinó el diferimiento de la aplicación de los ajustes a tarifas de transporte por aplicación del PPI a partir del 1 de julio de 2000 hasta el 30 de junio de 2002 (los aumentos del PPI a partir del 1 de julio de 2000, 1 de enero de 2001 y 1 de julio de 2001 fueron de 2,32%, 4,01% y 0,44%, respectivamente). Los ingresos devengados por la aplicación del PPI más los intereses compensatorios correspondientes, formarían parte de un fondo, en la medida que no excediera una determinada banda, que sería facturado en 24 meses, a través de un ajuste tarifario, a partir del 1 de julio de 2002. A fines de agosto de 2000, el Juzgado Nacional en lo Contencioso Administrativo Federal N° 8 hizo lugar a la medida cautelar requerida por el Defensor del Pueblo de la Nación y ordenó dejar en suspenso la vigencia del Decreto N° 669/00, por considerar que resulta verosímil el derecho invocado por el Defensor del Pueblo de la Nación al solicitar la suspensión de dicho Decreto, basado en que la aplicación del PPI constituía una contradicción a la Ley N° 23.928 de Convertibilidad. Posteriormente, el Poder Ejecutivo Nacional, el ENARGAS y la mayoría de las licenciatarias apelaron dicha medida. En octubre de 2001, la Cámara de Apelaciones notificó la confirmación de la medida cautelar, hasta tanto se pronuncie sentencia sobre el fondo de la cuestión. TGS interpuso contra dicho fallo un recurso extraordinario ante la Corte Suprema de Justicia de la Nación ("CSJN"), tendiente a revocar la medida cautelar dictada. En agosto de 2000, enero y julio de 2001, el ENARGAS comunicó a TGS que correspondía acatar la medida judicial, aún cuando no se había declarado la nulidad del Decreto N° 669/00, por lo que aún no se aplicaban los efectos de dicho decreto sobre las tarifas, las cuales debían mantenerse en los valores vigentes durante el primer semestre del año 2000 hasta tanto hubiera una resolución judicial definitiva. La Sociedad solicitó al ENARGAS que reconsiderara la decisión de aplicar el cuadro tarifario anterior al dictado del Decreto N° 669/00 y ordenara la aplicación de las tarifas que resulten de aplicar la Resolución N° 1.470, antes mencionada.

Al 31 de diciembre de 2001, la Sociedad había registrado los mayores ingresos derivados de la aplicación del Decreto 669/00, considerando, entre otros, que (i) el diferimiento de la facturación de los mencionados incrementos tarifarios constituía un método de financiación establecido por el Gobierno Argentino relacionado con servicios ya prestados por TGS, sin necesidad que la Sociedad brindara servicios futuros a sus clientes y (ii) en el caso que dicho diferimiento no pudiera ser facturado a los clientes, la Sociedad debería recibir del Gobierno Argentino una compensación equivalente al monto no facturado.

Como consecuencia de la declaración por parte del Gobierno Argentino del incumplimiento del pago de los servicios de la deuda externa en diciembre de 2001 y la posterior sanción, en enero de 2002, de la Ley N° 25.561 (Ley de Emergencia Pública y Reforma al Régimen Cambiario) descripta en Nota 12. a los estados contables no consolidados, cuyas disposiciones incluyen, entre otras, la eliminación de las cláusulas de ajuste de las tarifas por el valor dólar y aquellas basadas en índices de precios de otros países y cualquier otro mecanismo indexatorio, la fijación de la relación de cambio de un peso igual un dólar para las tarifas, y la renegociación de los contratos de servicios públicos cuyo alcance no ha sido definido con precisión, el traslado a la tarifa del PPI que legítimamente reclama la Sociedad resulta improbable, estando condicionado a hechos futuros fuera del control de la Sociedad la posibilidad de recuperarlo a través del Gobierno Argentino.

Dado el actual escenario, en los presentes estados contables se ha registrado una pérdida de Ps. 57.6 millones en el rubro "Otros egresos netos" correspondiente al diferimiento de los ajustes del PPI devengado durante los ejercicios 2000 y 2001, no implicando de modo alguno una renuncia a derechos y acciones que TGS tiene en base a las expresas disposiciones del Marco Regulatorio. Los mencionados derechos serán mantenidos y ejercidos en toda instancia administrativa y judicial a la que TGS recurra a tal fin, aún incluso dentro del proceso de renegociación referido en la Ley N° 25.561.

Durante el año 2000, se había iniciado el proceso de la segunda revisión quinquenal de tarifas. Con fecha 8 de febrero de 2002, el ENARGAS notificó a TGS sobre la suspensión de los plazos de dicho proceso, hasta tanto se cuente con el resultado del proceso de renegociación antes mencionado.

Las operaciones de transporte de la Sociedad dependerán del resultado de la renegociación del contrato de privatización mencionado anteriormente que lleve adelante el Gobierno Nacional en los próximos meses. No puede asegurarse que el desarrollo futuro de la negociación con el Gobierno Nacional, así como la normativa aplicable a la industria del gas natural o la interpretación de la misma o de la Licencia, tenga un efecto favorable para la Sociedad, o que no se producirán decisiones o cambios que modifiquen el marco regulatorio y que afecten negativamente los resultados de las operaciones o la situación financiera de la Sociedad.

Producción y comercialización de LGN (actividad no regulada)

A diferencia del segmento de transporte de gas, la actividad de producción y comercialización de LGN no está sujeta a regulación por parte del ENARGAS.

La actividad de producción y comercialización de LGN representó aproximadamente el 19%, 14% y el 15% del total de los ingresos por ventas netas durante los ejercicios terminados el 31 de diciembre de 2001, 2000 y 1999, respectivamente. Las actividades de producción y comercialización de LGN se desarrollan en el Complejo Cerri, ubicado en las cercanías de la ciudad de Bahía Blanca y abastecido por todos los gasoductos principales de TGS. En dicho Complejo se recupera etano, propano, butano y gasolina natural. La venta de dichos líquidos por parte de TGS se realiza tanto a los distribuidores de butano y propano como a refinerías y terceros en el caso de gasolina natural, a precios vigentes en el mercado local o internacional. Por su parte, la comercialización de etano se efectúa a Polisur S.A. a precios acordados entre las partes.

Los ingresos derivados del segmento de producción y comercialización de LGN aumentaron Ps. 34,6 millones durante el ejercicio 2001 con respecto al ejercicio 2000 fundamentalmente como resultado de una reestructuración del negocio, que ha permitido a TGS obtener la titularidad de parte de la producción del Complejo Cerri. No obstante, este impacto fue compensado parcialmente por la disminución en las toneladas procesadas de LGN, como consecuencia de la llegada de gas natural con menor contenido de líquidos al Complejo Cerri, atribuible a la entrada en operación de proyectos competitivos, principalmente el de MEGA, quien posee una planta de procesamiento de gas con una capacidad de aproximadamente 36 MMm^3/d, la cual comenzó a operar durante el primer trimestre de 2001. No obstante, TGS estima que podrá neutralizar estos impactos competitivos incentivando el aporte de gas rico al sistema, a través de acuerdos suscriptos con productores de gas en la cuenca neuquina, los cuales comenzaron a tener efecto a partir de los primeros meses de 2002. La Sociedad estima que en dicho año podrá restituir el nivel de producción de LGN, previo a la entrada en operación de MEGA. A su vez, desde mediados del ejercicio 2001 se produjo una importante caída de los precios internacionales de referencia de LGN que ha repercutido adversamente sobre los ingresos atribuibles a este segmento.

TGS reportó ventas al exterior por un total Ps. 30,3 millones, lo que representa un 29% del total de las ventas netas del segmento. Los contratos de producción y comercialización de LGN para el mercado interno están expresados en dólares. Sin embargo, a partir de la sanción de la Ley de Emergencia Pública, los precios de dichos contratos fueron establecidos en pesos a la relación un peso un dólar. La Sociedad procederá a la renegociación con los clientes de dichos precios.

Los ingresos derivados del segmento de producción y comercialización de LGN aumentaron Ps. 5,5 millones durante el ejercicio terminado el 31 de diciembre de 2000 con respecto al ejercicio anterior fundamentalmente como resultado de incrementos de los precios internacionales de LGN. Dicho efecto fue parcialmente mitigado por menores volúmenes de LGN vendidos como consecuencia de una temporada invernal inusualmente rigurosa, la cual afectó el gas procesado en el Complejo Cerri.

Otros servicios (actividad no regulada)

El segmento de otros servicios no está sujeto a la regulación por parte del ENARGAS.

La Sociedad presta servicios denominados de "upstream", los cuales consisten principalmente en el tratamiento, separación de impurezas y compresión de gas, pudiendo abarcar también la captación y el transporte de gas en yacimientos, así como también servicios de construcción, inspección y mantenimiento de gasoductos.

Los ingresos derivados del segmento de otros servicios disminuyeron Ps. 10,9 millones durante el ejercicio 2001 respecto al ejercicio de 2000, principalmente por la construcción y venta de un gasoducto realizado durante el ejercicio 2000 que implicó ingresos por ventas de aproximadamente Ps. 15,3 millones. Sin embargo, este efecto se vio parcialmente compensado por ingresos adicionales obtenidos durante 2001 derivados de la prestación de nuevos servicios de upstream y telecomunicaciones (a través de la sociedad controlada TELCOSUR), así como también de los servicios de construcción del gasoducto a LINK, antes mencionado.

Las tarifas de los principales contratos correspondientes a esta actividad son en dólares y que por la sanción de la Ley de Emergencia Pública se han convertido en pesos a la relación de un peso un dólar. La Sociedad procederá a la renegociación con los clientes de las tarifas de dichos contratos.

Los ingresos derivados del segmento de otros servicios aumentaron Ps. 13,2 millones durante el ejercicio 2000 comparado con igual período de 1999, principalmente por la construcción y venta del gasoducto mencionado anteriormente.

Costo de ventas y gastos de administración y comercialización

El costo de ventas y los gastos de administración y comercialización correspondientes al ejercicio terminado el 31 de diciembre de 2001 aumentaron aproximadamente Ps. 39,5 millones con respecto al ejercicio anterior principalmente como consecuencia de: (i) Ps. 35,3 millones relacionados con el costo requerido para obtener la titularidad de parte de la producción y comercialización de LGN, (ii) un incremento en las depreciaciones de bienes de uso y amortizaciones de activos intangibles por aproximadamente Ps. 8,7 millones y (iii) un aumento en otros costos operativos y los gastos de administración y comercialización, los cuales incluyen los costos de prestación de servicios de construcción a terceros. Los mencionados efectos fueron parcialmente mitigados por los costos asociados a la construcción y venta de un gasoducto por un monto de Ps. 14,1 millones mencionada anteriormente, registrada durante el ejercicio terminado el 31 de diciembre de 2000.

El ENARGAS, a través de las Resoluciones N° 1.660 y N° 1.903, estableció que no se considerarán activos intangibles, entre otros, a los gastos de organización y preoperativos, y de reorganización. Consecuentemente, el ENARGAS requiere que el valor residual al 31 de diciembre de 2000 relacionado con dichos conceptos debe amortizarse íntegramente durante el presente ejercicio. En octubre de 2000, la Sociedad interpuso un recurso de reconsideración ante el ENARGAS en relación a la Resolución N° 1.903 solicitando dejar sin efecto el mencionado criterio de amortización. Al 31 de diciembre de 2000, la Sociedad mantenía registrado en el rubro "Activos intangibles" un valor residual de Ps. 24,1 millones por estos conceptos. En diciembre de 2000, TGS solicitó a la Comisión Nacional de Valores ("CNV") interceder ante el ENARGAS para continuar registrando sus activos intangibles de acuerdo a las normas contables profesionales vigentes. La Sociedad ha comenzado a amortizar el valor residual de los costos de organización y preoperativos en un plazo de cinco años a partir del 1 de enero de 2001. Durante el mes de mayo de 2001, la CNV resolvió que resulta razonable el nuevo plazo de amortización utilizado por TGS. La mayor amortización por el cambio de alícuota por el ejercicio terminado el 31 de diciembre de 2001, asciende a aproximadamente Ps. 3,8 millones.

Los precios y tarifas de los bienes y servicios que durante el año 2001 estaban expresados en dólares, están sujeto a la conversión a pesos a la relación un peso un dólar y posterior renegociación con los proveedores, a consecuencia de la sanción de la Ley de Emergencia Pública. Aproximadamente el 26% del costo de ventas y los gastos de administración y comercialización correspondiente al ejercicio 2001 fueron incurridos en dólares.

El costo de ventas y los gastos de administración y comercialización correspondientes al ejercicio terminado el 31 de diciembre de 2000 aumentaron aproximadamente Ps. 50,3 millones con respecto al ejercicio 1999, principalmente, como consecuencia de la aplicación de las resoluciones emitidas por el ENARGAS, que se detallan posteriormente, resultantes en una mayor depreciación de bienes de uso y gastos de mantenimiento de gasoductos. Adicionalmente, el ejercicio terminado el 31 de diciembre de 2000 incluye el costo de la construcción de un gasoducto vendido a terceros, mencionado anteriormente.

Las Resoluciones N° 1.660 y 1.903 emitidas por el ENARGAS establecieron vidas útiles máximas a considerar para cada tipo de bien que conforman los activos afectados al servicio de transporte de gas, aplicables a partir del 1 de enero de 2000, las cuales resultan menores a las vidas útiles consideradas por la Sociedad hasta el 31 de diciembre de 1999. La registración de la mayor depreciación, que surge por la aplicación de las vidas útiles determinadas por el ENARGAS, sobre la utilidad operativa correspondiente al ejercicio terminado el 31 de diciembre de 2000 asciende a aproximadamente Ps. 23,2 millones. Asimismo, dichas normas incluyen lineamientos específicos para la registración de bajas y retiros de bienes de uso y definiciones acerca de costos considerados como mejoras o gastos de mantenimiento. Consecuentemente, por la aplicación de las resoluciones mencionadas, los costos operativos del ejercicio 2000 reflejan aproximadamente Ps. 3,8 millones de mayores gastos de mantenimiento en comparación con el ejercicio 1999.

La Sociedad utilizó hasta el ejercicio terminado el 31 de diciembre de 1999 el método de la línea recta, con una alícuota de depreciación compuesta para el conjunto de activos afectados a los servicios de transporte de gas. Durante el ejercicio 2000, la Sociedad, siguiendo los lineamientos determinados por el ENARGAS a través de las resoluciones antes mencionadas y dentro del método de la línea recta, cambió la alícuota de depreciación compuesta, por alícuotas de depreciación individuales para cada tipo de bien que conforman estos activos. El impacto del cambio de criterio de depreciación para dichos activos sobre los resultados acumulados al 31 de diciembre de 1999 y sobre la utilidad neta correspondiente al ejercicio terminado el 31 de diciembre de 2000 no fue significativo. Las nuevas vidas útiles aplicadas por la Sociedad no superan las vidas útiles máximas establecidas en las resoluciones mencionadas.

Otros egresos, netos

Los otros egresos, netos del ejercicio terminado el 31 de diciembre de 2001 aumentaron Ps. 55,4 millones comparado con el ejercicio 2000, como consecuencia del cargo a resultados en el ejercicio 2001 del crédito resultante de la aplicación de los incrementos del PPI correspondientes a los años 2000 y 2001. Ver Ingresos por ventas – Regulación tarifaria.

Los otros egresos, netos del ejercicio terminado el 31 de diciembre de 2000 aumentaron Ps. 3,4 millones, comparado con el ejercicio 1999, debido principalmente, a cargos por única vez por diferencias en el pago de impuestos provinciales.

Resultados financieros y por tenencia

Los resultados financieros y por tenencia por el ejercicio terminado el 31 de diciembre de 2001 disminuyeron aproximadamente un 7% con respecto al ejercicio anterior, como resultado, principalmente, de: (i) una reducción del costo financiero total neto promedio, el cual se redujo de 10,13% para el ejercicio 2000 al 9,31% para el ejercicio 2001 y (ii) un aumento de las capitalizaciones de intereses como resultado del incremento de las obras en curso durante el ejercicio terminado el 31 de diciembre de 2001. Ambos efectos fueron levemente compensados por un mayor endeudamiento promedio neto vigente durante el ejercicio terminado el 31 de diciembre de 2001.

Con respecto al impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario establecido por la ley N° 25.063 (el cual entró en vigencia a partir del 1 de enero de 1999), TGS se encuentra tramitando en el ámbito judicial, su recupero a través de un aumento en las tarifas de transporte de gas natural, considerando lo previsto en la Licencia. Los montos devengados por dicho concepto durante los ejercicios terminados el 31 de diciembre de 2001 y 2000 ascienden a Ps. 2,6 millones y Ps. 6,8 millones, respectivamente, los cuales se han registrado en el rubro "Resultados financieros y por tenencia".

Los resultados financieros y por tenencia por el ejercicio terminado el 31 de diciembre de 2000 aumentaron aproximadamente un 14% con respecto al ejercicio 1999, como resultado, principalmente, de un aumento en el endeudamiento promedio de la Sociedad del 5%, incurrido fundamentalmente para financiar las inversiones en activo fijo y de una menor capitalización de intereses derivado de un menor nivel de obras en curso. El costo total promedio neto de endeudamiento aumentó levemente de 10,11% en el ejercicio terminado el 31 de diciembre de 1999 a un 10,13% para el ejercicio 2000.

Impuesto a las ganancias

La alícuota del impuesto a las ganancias se aplica sobre la utilidad impositiva, calculada de acuerdo con las normas impositivas argentinas, las cuales difieren en ciertos aspectos de las normas contables profesionales.

El cargo a resultados por impuesto a las ganancias del ejercicio terminado el 31 de diciembre de 2001 disminuyó Ps. 8,2 millones respecto del ejercicio anterior, debido principalmente a una menor utilidad imponible.

El cargo a resultados por impuesto a las ganancias del ejercicio terminado el 31 de diciembre de 2000 aumentó Ps. 3,2 millones respecto del ejercicio anterior, debido principalmente a una mayor tasa efectiva, compensado parcialmente por una menor utilidad imponible.

TELCOSUR

TELCOSUR, subsidiaria de TGS, inició sus operaciones el 1 de julio de 2000 y se dedica a la prestación de servicios de telecomunicaciones. TELCOSUR posee una licencia para la prestación de servicios de transmisión de datos y servicios de telecomunicaciones con valor agregado.

TELCOSUR registró una utilidad neta de Ps. 0,3 millones por el ejercicio terminado el 31 de diciembre de 2001.

Durante el año 2001, TGS finalizó una inversión de aproximadamente US$ 26 millones para la ampliación de la capacidad de su sistema original, poniendo en funcionamiento un moderno sistema de radio enlace terrestre digital con tecnología SDH.

Asimismo, TELCOSUR ha logrado cerrar acuerdos de venta de capacidad de telecomunicaciones con importantes operadores y ha renegociado los acuerdos celebrados durante 2000, adaptándolos a las condiciones de la industria pero manteniendo el valor económico de los mismos.

En relación al proyecto de construcción de una red de fibra óptica de alta capacidad entre Buenos Aires, Bahía Blanca y Neuquén, durante el año 2001 TELCOSUR ha obtenido los derechos de paso y ha desarrollado la ingeniería de detalle correspondientes a dichos corredores, incluyéndose también la costa atlántica.

2. Liquidez y Recursos de Capital

Las fuentes de financiamiento de la Sociedad y sus aplicaciones durante los ejercicios finalizados el 31 de diciembre de 2001, 2000 y 1999 fueron las siguientes:

	2001	2000	1999
	(en millones de pesos)		
Fondos generados por las operaciones	213,8	175,2	193,8
Fondos aplicados a las actividades de inversión	(212,7)	(66,0)	(151,3)
Fondos generados por (aplicados a) las actividades de financiación antes de dividendos	128,8	(56,3)	125,4
Dividendos pagados	(94,2)	(95,1)	(158,9)
Fondos netos generados por (aplicados a) las actividades de financiación	34,6	(151,4)	(33,5)
Variación neta de fondos	35,7	(42,2)	9,0

Fondos generados por las operaciones

Los fondos generados por las operaciones durante el ejercicio terminado el 31 de diciembre de 2001 aumentaron Ps. 38,6 millones respecto del ejercicio 2000 fundamentalmente como resultado de mayores ingresos por ventas, un menor pago de intereses y menor pago de impuestos a las ganancias durante el ejercicio 2001.

Los fondos generados por las operaciones durante el ejercicio terminado el 31 de diciembre de 2000 disminuyeron Ps. 18,6 millones respecto del ejercicio de 1999 fundamentalmente como resultado de: (i) un mayor pago de intereses, anticipos por el impuesto a las ganancias y costos operativos, y (ii) un menor pago del Impuesto al Valor Agregado durante el primer trimestre de 1999, en virtud de un mayor crédito fiscal generado principalmente por la adquisición a Pecom Energía de la planta de tratamiento y compresión de gas ubicada en el yacimiento Río Neuquén en diciembre de 1998. Dichos efectos fueron compensados parcialmente por un mayor ingreso generado por ventas.

Fondos aplicados a las actividades de inversión

Los fondos aplicados a las actividades de inversión durante el ejercicio 2001 aumentaron Ps. 146,7 millones principalmente como resultado de mayores inversiones realizadas durante el ejercicio 2001, las cuales incluyeron fundamentalmente la finalización y puesta en marcha de una importante expansión del sistema de transporte de gas, anteriormente descripta.

Los fondos aplicados a las actividades de inversión durante el ejercicio 2000 disminuyeron Ps. 85,3 millones principalmente como resultado de mayores inversiones destinadas a la expansión del sistema de transporte efectuadas durante el ejercicio 1999.

Fondos netos generados por (aplicados a) las actividades de financiación

Los fondos netos generados por las actividades de financiación antes de dividendos aumentaron durante el ejercicio terminado el 31 de diciembre de 2001 debido principalmente a un mayor endeudamiento incurrido en dicho ejercicio para financiar parcialmente las mayores inversiones mencionadas anteriormente.

Los fondos netos aplicados a las actividades de financiación durante el ejercicio terminado el 31 de diciembre de 2000 se han incrementado Ps. 117,9 millones debido principalmente a: (i) una menor toma de fondos para financiar un menor nivel de inversiones en activo fijo y (ii) una reducción en la reserva de liquidez en el ejercicio terminado el 31 de diciembre de 2000 respecto del mismo período de 1999. Dicha disminución fue compensada por un menor pago de dividendos durante el ejercicio 2000.

Los dividendos pagados durante el ejercicio terminado el 31 de diciembre de 2001 se han mantenido prácticamente en el mismo nivel que los abonados durante el ejercicio anterior, disminuyendo solamente Ps. 0,9 millones.

Los dividendos pagados ascendieron a Ps. 0,119, Ps. 0,12 y Ps. 0,20 por acción durante los ejercicios 2001, 2000 y 1999, respectivamente. En agosto de 2001, TGS abonó dividendos anticipados por Ps. 48,5 millones, representando Ps. 0,061 por acción, en base a las utilidades del primer semestre de 2001.

De acuerdo con la ley N° 25.063, los dividendos que se distribuyan, en dinero o en especie, en exceso de las utilidades impositivas estarán sujetos a una retención del 35% en concepto de impuesto a las ganancias con carácter de pago único y definitivo. La Dirección de la Sociedad considera que dicha retención no tiene efectos sobre la distribución de dividendos anteriormente mencionada.

Recursos de capital

Los recursos de capital de la Sociedad consisten básicamente en los fondos generados por sus operaciones como recurso principal, complementado por líneas de crédito otorgadas por bancos comerciales y el acceso al mercado de capitales a través de los siguientes programas globales: (i) Programa Global para la emisión de obligaciones negociables por un monto total de US$ 500 millones, creado en 1999: bajo este programa, la Sociedad efectuó durante el ejercicio 2000 dos emisiones de deuda a un plazo de 3 años por US$ 150 millones cada una, con el objetivo de refinanciar las series emitidas bajo el Programa Global de 1997, y refinanciar parcialmente la segunda emisión de obligaciones negociables efectuada bajo el Programa Global de 1996 y (ii) Programa

Global para la emisión de obligaciones negociables a corto y mediano plazo por un monto máximo total en circulación de hasta US$ 300 millones, creado en 2000: bajo este programa la Sociedad ha emitido durante 2001 una obligación negociable por un monto de US$ 200 millones a través de una colocación privada, a cinco años de plazo. La obligación negociable, adquirida por el fideicomiso financiero "Titan TGS 2001", se constituyó en el activo subyacente de la emisión de títulos fiduciarios de Clases "A" y "B" a ser efectuada por el mencionado fideicomiso. Los fondos obtenidos de esta colocación están destinados a financiar el proyecto de inversiones previsto para los años 2001-2003. Pendiente la aplicación de estos fondos, conforme lo previsto, los mismos fueron parcialmente utilizados para el pago de la primera emisión de deuda bajo el Programa Global de 1996 (para mayor información ver Nota 5 a los estados contables no consolidados de TGS).

A pesar de la grave situación financiera que atraviesa actualmente la Argentina, que ha llevado a los bancos a suspender temporariamente el otorgamiento de nuevas líneas de créditos y de las restricciones impuestas para el giro de divisas al exterior, TGS ha honrado todos sus compromisos financieros y ha logrado renovar sustancialmente los vencimientos de deuda que se produjeron hasta la fecha de emisión de la presente Memoria y estima poder refinanciar su cartera actual de endeudamiento de corto plazo. No obstante ello y en caso de que el contexto económico-financiero, o nuevos cambios en la legislación y regulaciones vigentes continúen afectando adversamente la situación financiera de la Sociedad, la capacidad de TGS para cumplir con sus obligaciones podría verse afectada.

La Sociedad se encuentra sujeta al cumplimiento de ciertas restricciones impuestas por los contratos de préstamos vigentes, descriptos en Nota 5 a los estados contables no consolidados de TGS. Según la interpretación que se dé a algunas de las restricciones antes mencionadas, éstas podrían no cumplirse. A la fecha de emisión de la presente Memoria, la Sociedad está negociando con sus acreedores financieros la interpretación de dichas restricciones y las modificaciones en ciertas condiciones de los préstamos existentes a fin de que las mismas contemplen la actual situación de la economía argentina. Para mayor información ver Nota 12 a los estados contables no consolidados.

Al 31 de diciembre de 2001, el endeudamiento total de la Sociedad era de US$ 1.095,1 millones (ver información adicional sobre emisiones vigentes en Nota 5 a los estados contables no consolidados) comparado con US$ 955,1 millones al 31 de diciembre de 2000. La deuda financiera a corto plazo al 31 de diciembre 2001 y 2000 representaba el 23% y el 21% del endeudamiento total, respectivamente. El índice que relaciona el endeudamiento total con el endeudamiento total más patrimonio neto alcanzó el 50% y 47% a dichas fechas, respectivamente. A la fecha de emisión de la presente Memoria, el endeudamiento total de la Sociedad no ha sufrido cambios significativos.

Al 31 de diciembre de 2001, la Sociedad poseía préstamos corrientes contraídos con entidades financieras locales por un total de US$ 38,3 millones, de los cuales US$ 31,1 millones serán pesificados a la relación de cambio de un peso igual a un dólar y están sujetos a la actualización por un coeficiente de estabilización de referencia ("CER") y US$ 5,2 millones fueron pesificados al tipo de cambio de 1,4 pesos por cada dólar.

- *Instrumentos financieros derivados*

Al 31 de diciembre de 2001, TGS mantiene vigente un acuerdo de swap de tasas de interés con el Bank of America por aproximadamente 600 millones de yenes (ver Nota 5 a los estados contables no consolidados de TGS para mayor información). Del total de la deuda financiera que la Sociedad mantiene al 31 de diciembre de 2001, el 54% tiene un costo conocido.

En agosto de 2000, TGS celebró con reconocidas instituciones financieras acuerdos de cap de la tasa LIBO de seis meses sobre los US$ 100 millones relacionados con la tercera emisión del Programa Global de 1993 (ver Nota 5 a los estados contables no consolidados de TGS para más información).

En julio de 2001, la Sociedad celebró con reconocidas entidades financieras acuerdos de cap y "cap con knock-out" de las tasas de interés correspondientes a las emisiones de obligaciones negociables efectuadas bajo el Programa Global de 1999 por US$ 150 millones y el Programa Global de 2000 por US$ 200 millones (ver Nota 5 a los estados contables no consolidados de TGS para más información).

Al 31 de diciembre de 2001, la porción corriente incluye préstamos por aproximadamente 2.382 millones de yenes, (equivalentes a aproximadamente US$ 20 millones, al tipo de cambio vigente al inicio de los acuerdos). La Sociedad ha concertado acuerdos de compra de yenes a futuro con el objetivo de establecer una protección frente a la exposición a la devaluación del dólar estadounidense con respecto al yen. Por lo tanto, en dichos acuerdos se estipuló un tipo de cambio fijo a la fecha de vencimiento de cada uno de los préstamos.

3. Cuarto Trimestre de 2001 vs. Cuarto Trimestre de 2000

El siguiente cuadro resume los resultados consolidados correspondientes al cuarto trimestre de 2001 y 2000:

	2001	2000	Variación
	(en millones de pesos)		
Ingresos por ventas netas	**135,5**	**119,6**	**15,9**
Transporte de gas	107,4	96,7	10,7
Producción y comercialización de LGN	24,1	19,0	5,1
Otros servicios	4,0	3,9	0,1
Costo de ventas	**44,9**	**35,6**	**(9,3)**
Utilidad bruta	**90,6**	**84,0**	**6,6**
Gastos de administración y comercialización	8,7	6,5	(2,2)
Utilidad operativa	**81,9**	77,5	4,4
Otros (egresos) ingresos, netos	(55,9)	0,6	(56,5)
Resultados financieros y por tenencia	23,9	23,7	(0,2)
Impuesto a las ganancias	0,1	19,4	19,3
Utilidad neta	**2,0**	**35,0**	**(33,0)**

La utilidad neta correspondiente al cuarto trimestre de 2001 disminuyó aproximadamente un 94% respecto de la generada en el mismo período del año anterior.

Los ingresos por ventas netas del cuarto trimestre de 2001 aumentaron aproximadamente un 13% a Ps. 135,5 millones. El segmento de transporte de gas reportó ventas netas por Ps. 107,4 millones en el cuarto trimestre de 2001 comparado con los Ps. 96,7 millones del mismo trimestre de 2000. Los ingresos de este segmento aumentaron como resultado de: i) una mayor capacidad de transporte promedio en firme contratada, la cual alcanzó los 61,7 MMm^3/d comparado con los 58,1 MMm^3/d de 2000, producto de la entrada en operación de la expansión anteriormente mencionada y ii) los incrementos en el PPI.

Los ingresos por ventas derivados de los segmentos de producción y comercialización de LGN y otros servicios del cuarto trimestre de 2001 aumentaron Ps. 5,2 millones comparado con el mismo período de 2000, principalmente, como consecuencia de una reestructuración del negocio de producción y comercialización de LGN, que ha permitido a TGS obtener la titularidad de parte de la producción del Complejo Cerri. Dicho efecto fue parcialmente compensado por la disminución en las toneladas de LGN procesadas, como consecuencia de la llegada de gas natural con menor contenido de líquidos al Complejo Cerri, atribuible a la entrada en operación de proyectos competitivos, principalmente el de MEGA.

El costo de ventas y los gastos de administración y comercialización del cuarto trimestre del corriente ejercicio aumentaron Ps. 11,5 millones a Ps. 53,6 millones, comparados con los Ps. 42,1 millones del mismo período de 2000, principalmente por el costo de gas natural asociado al segmento de producción y comercialización de LGN, mayores cargos de amortizaciones de activos intangibles e incrementos en los gastos de operación y mantenimiento del sistema de transporte y de administración.

Los resultados financieros y por tenencia del cuarto trimestre de 2001 aumentaron Ps. 0,2 millones, comparados con el mismo período del ejercicio anterior, debido principalmente a un aumento del endeudamiento neto promedio de aproximadamente un 13% durante el período de 2001, incurrido para financiar el plan de inversiones de la Sociedad. Dicho efecto fue parcialmente compensado por una disminución del costo financiero total neto promedio, el cual se redujo de 10,1% para el cuarto trimestre de 2000 al 8,88% para el mismo período de 2001. Dicha disminución se produjo fundamentalmente por una caída en la tasa LIBO, a la que devenga intereses gran parte de la deuda de TGS, y a la exitosa refinanciación de deuda efectuada durante abril de 2001.

Los otros egresos, netos se incrementaron Ps. 56,5 millones principalmente, como consecuencia del cargo a resultados en el ejercicio 2001 del crédito resultante de la aplicación de los incrementos del PPI por los años 2000 y 2001. Ver Ingresos por ventas – Regulación tarifaria. El cargo a resultados por impuesto a las ganancias del cuarto trimestre de 2001 disminuyó Ps. 19,3 millones comparado con el mismo trimestre de 2000, reflejando principalmente una menor utilidad imponible.

4. Requerimientos futuros de capital

El detalle de las inversiones proyectadas para los próximos tres años en millones de dólares es el siguiente:

	2002	2003	2004	Total
Transporte de Gas				
-Confiabilidad y otros (1)	5,7	13,1	12,7	31,5
-Eficiencias operativas	1,0	—	—	1,0
-Expansión	20,6	—	—	20,6
Total	**27,3**	**13,1**	**12,7**	**53,1**
Producción y comercialización de LGN y otros servicios	**1,5**	**1,0**	**2,0**	**4,5**
Sistemas, telecomunicaciones y otros	**1,7**	**1,9**	**1,2**	**4,8**
TOTAL INVERSIONES (2)	**30,5**	**16,0**	**15,9**	**62,4**

(1) Incluye aproximadamente US$ 4,6 millones en concepto de inversiones en seguridad industrial y protección del medio ambiente.

(2) TGS podría reconsiderar, ajustar o posponer la ejecución de ciertas inversiones.

Considerando la situación actual de incertidumbre que atraviesa el país, TGS decidió reducir fuertemente sus planes de inversión previsto para los próximos años, los cuales incluirán solamente inversiones destinadas a garantizar la seguridad en las prestación de los servicios.

5. Política de Gestión Empresaria

TGS inició el proceso de revisión de su organización para implementar un Sistema de Gestión de la Calidad con el objetivo de certificar bajo la Norma internacional ISO 9001 a fines del año 2001.

Calificar bajo esta norma le permitirá a TGS operar con mayor eficiencia y generar mayor confianza a sus clientes actuales y potenciales, satisfaciendo las expectativas de los mismos, así como competir, a nivel nacional e internacional.

Una vez completado el proceso de certificación bajo la Norma ISO 9001, en concordancia con los requerimientos de la Norma ISO 14001 y sus exigencias de seguridad operativas, TGS habrá conformado un Sistema de Gestión Empresaria que le permitirá mejorar y garantizar el control integral del proceso.

Consecuentemente, la Política de Gestión Empresaria definida al respecto es la siguiente:

> *"Es objetivo de TGS lograr la satisfacción de sus clientes a través de una gestión integral basada en la mejora continua y en el compromiso de cumplir con las exigencias de la legislación vigente y de los procedimientos y acuerdos que la Empresa establezca.*
>
> *Los pilares básicos en los cuales esta política se sustenta son:*
>
> ***Su gente**: por su capacidad, alta disposición, trabajo en equipo y responsabilidad.*
>
> ***Calidad, innovación y valoración de sus productos y servicios:** por la equilibrada relación existente entre calidad, costos, productividad y beneficios.*
>
> ***Minimización de toda forma de defecto, derroche o riesgo:** por la prevención de accidentes, de la contaminación y de la preservación del medio ambiente.*
>
> ***Un Sistema de Gestión de acuerdo a los requerimientos de las normas ISO 9001/14001."***
>
> *Eduardo Ojea Quintana*
> *Director General*
>
> *16-07-2001*

6. Estructura Patrimonial Consolidada Comparativa

Estructura patrimonial consolidada comparativa al 31 de diciembre de 2001, 2000, 1999, 1998 y 1997, respectivamente:

	(en miles de pesos, según lo mencionado en Nota 2.a. a los estados contables no consolidados de TGS)				
	2001	2000	1999	1998	1997
Activo corriente	143.318	96.501	128.604	110.228	143.183
Activo no corriente	2.118.920	2.025.498	2.013.394	1.887.179	1.736.867
Total	**2.262.238**	**2.121.999**	**2.141.998**	**1.997.407**	**1.880.050**
Pasivo corriente	316.631	278.182	478.752	306.532	379.498
Pasivo no corriente	842.795	755.216	605.782	620.236	427.496
Sub total	1.159.426	1.033.398	1.084.534	926.768	806.994
Patrimonio neto	1.102.812	1.088.601	1.057.464	1.070.639	1.073.056
Total	**2.262.238**	**2.121.999**	**2.141.998**	**1.997.407**	**1.880.050**

7. Estructura de Resultados Consolidados Comparativa

Estados de resultados consolidados comparativos por los ejercicios terminados el 31 de diciembre de 2001, 2000, 1999, 1998 y 1997, respectivamente:

Véase nuestro informe de fecha 10 de abril de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T 1 F 17 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

(en miles de pesos, según lo mencionado en Nota 2.a. a los estados contables no consolidados de TGS)	2001	2000	1999	1998	1997
Utilidad operativa	317.946	295.399	296.326	278.100	287.587
Otros (egresos) ingresos, netos	(57.580)	(2.248)	1.110	1.004	2.236
Resultado de inversiones permanentes	(43)	-	-	-	-
Resultados financieros y por tenencia	(90.132)	(96.913)	(84.954)	(48.771)	(44.667)
Utilidad neta antes del impuesto a las ganancias	170.191	196.238	212.482	230.333	245.156
Impuesto a las ganancias	(61.753)	(69.975)	(66.758)	(73.851)	(77.171)
Utilidad neta del ejercicio	**108.438**	**126.263**	**145.724**	**156.482**	**167.985**

8. Datos Estadísticos Comparativos (en unidades físicas)

	Acumulado al 31 de diciembre de					Trimestre octubre-diciembre de				
	2001	2000	1999	1998	1997	2001	2000	1999	1998	1997
Transporte de Gas										
Capacidad en firme contratada promedio (Miles m³/día)	60.710	57.950	56.239	55.431	54.535	61.729	58.107	56.631	55.480	55.209
Promedio diario de entregas (Miles m³/día)	46.661	49.631	47.756	41.662	41.792	41.260	43.182	42.563	38.080	35.503
Producción y comercialización de LGN										
• Producción										
Etano (Tn)	305.226	322.106	342.657	297.177	301.324	81.517	86.658	85.060	70.115	89.416
Propano (Tn)	261.210	343.247	357.267	276.408	303.425	61.452	80.285	91.546	70.382	76.514
Butano (Tn)	176.543	229.007	245.144	188.386	197.971	42.125	52.581	61.928	49.592	50.001
Gasolina (Tn)	79.293	110.560	121.391	81.550	86.609	17.254	26.285	30.298	22.070	21.184
• Ventas al mercado local (a)										
Etano (Tn)	305.226	322.106	342.657	297.177	301.324	81.517	86.658	85.060	70.115	89.416
Propano (Tn)	188.968	257.838	262.984	257.449	286.667	33.864	53.656	57.258	59.431	68.017
Butano (Tn)	113.509	186.702	187.057	173.639	186.519	22.103	37.916	48.334	43.452	45.944
Gasolina (Tn)	20.556	44.363	63.718	58.933	60.712	3.337	10.743	12.343	15.864	15.342
• Ventas al exterior (a)										
Propano (Tn)	68.156	78.687	96.619	13.610	18.438	35.025	24.644	38.689	7.148	9.881
Butano (Tn)	70.470	53.331	72.586	20.111	13.438	25.041	15.087	16.891	11.049	4.504
Gasolina (Tn)	63.553	65.010	53.571	24.036	24.397	18.970	13.113	18.092	9.400	3.584

(a) Incluye la producción y comercialización de LGN realizado por cuenta y orden de terceros.

Véase nuestro informe de fecha 10 de abril de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (U.B.A.)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

9. Indices Comparativos

		Al 31 de diciembre de				
		2001	2000	1999	1998	1997
Liquidez	(a)	0,45	0,35	0,27	0,36	0,38
Endeudamiento	(b)	1,05	0,95	1,03	0,87	0,75
Rentabilidad ordinaria antes de impuesto a las ganancias	(c)	0,17	0,20	0,23	0,25	0,27

(a) Activo corriente sobre pasivo corriente.

(b) Pasivo total sobre patrimonio neto.

(c) Resultado ordinario antes de impuesto a las ganancias sobre patrimonio neto al cierre excluido el resultado final del ejercicio.

10. Otra Información

		Por los ejercicios terminados el 31 de diciembre de				
		2001	2000	1999	1998	1997
Rentabilidad sobre ventas netas	(a)	0,20	0,26	0,34	0,40	0,41
Utilidad neta por acción	(b)	0,14	0,16	0,18	0,20	0,21

(a) Utilidad neta dividida por ingresos por ventas netas.
(b) Calculado en base a 794.495.283 acciones (total de acciones en circulación al 31-12-01).

<u>Cotización de títulos valores al último día del mes</u>

	Acciones en la Bolsa de Comercio de Buenos Aires	Obligaciones Negociables (Segunda emisión – Programa 1999) en Estados Unidos
Precio de corte	2,70	—
01/1997	2,62	—
02/1997	2,56	—
03/1997	2,55	—
04/1997	2,51	—
05/1997	2,52	—
06/1997	2,42	—
07/1997	2,32	—
08/1997	2,38	—
09/1997	2,24	—
10/1997	1,90	—
11/1997	2,15	—
12/1997	2,27	—

Véase nuestro informe de fecha 10 de abril de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (U.B.A.)
C.P.C.E. Capital Federal

01/1998	2,26	—
02/1998	2,36	—
03/1998	2,32	—
04/1998	2,35	—
05/1998	2,16	—
06/1998	2,24	—
07/1998	2,38	—
08/1998	1,89	—
09/1998	1,98	—
10/1998	2,08	—
11/1998	2,02	—
12/1998	1,98	—
01/1999	1,93	—
02/1999	1,99	—
03/1999	1,90	—
04/1999	1,91	—
05/1999	1,80	—
06/1999	1,88	—
07/1999	1,73	—
08/1999	1,54	—
09/1999	1,65	—
10/1999	1,70	—
11/1999	1,67	—
12/1999	1,88	—
01/2000	1,58	—
02/2000	1,83	—
03/2000	1,69	—
04/2000	1,63	—
05/2000	1,55	—
06/2000	1,80	—
07/2000	1,64	—
08/2000	1,48	101,62
09/2000	1,50	102,62
10/2000	1,75	102,62
11/2000	1,45	98,52
12/2000	1,40	99,31
01/2001	1,57	100,66
02/2001	1,44	101,35
03/2001	1,52	98,44
04/2001	1,40	93,78
05/2001	1,41	96,45
06/2001	1,38	99,85

07/2001	1,26	97,05
08/2001	1,32	96,60
09/2001	1,12	94,21
10/2001	0,89	94,21
11/2001	0,98	94,21
12/2001	1,30	94,21

Una Mirada Hacia el Futuro

Los cambios sustanciales que se han producido en los primeros meses de 2002 en la economía argentina y en el marco regulatorio aplicable a la industria del gas natural implican una readecuación de la estrategia futura de la empresa. La estrategia mantenida por TGS estuvo orientada hacia el crecimiento de todas sus áreas de negocios, lo cual requería altos niveles de inversión.

Por lo tanto, ante el presente escenario de alta incertidumbre, la Dirección de la Sociedad consideró prudente reformular sus objetivos estratégicos. Los mismos estarán orientados en lo inmediato al resguardo del patrimonio de la Sociedad mediante estrictos controles de gastos e inversiones de manera tal de preservar los fondos provenientes de las operaciones. La disminución de inversiones no impactará en la excelencia de la prestación de los servicios ya que TGS mantendrá intactos sus altos estándares de operación. En el plano financiero, TGS estima poder refinanciar sustancialmente sus vencimientos de corto plazo, mientras evalúa el desarrollo de los acontecimientos para decidir su estrategia financiera de más largo plazo.

A pesar de lo mencionado, TGS mantiene su confianza en que el Gobierno Nacional promoverá la recomposición de las condiciones necesarias para alentar las inversiones de la industria del gas, una industria vital para el desarrollo económico de toda la Nación. Las condiciones para hacer de esta industria un motor de la economía argentina están presentes: la demanda de gas natural –doméstica y regional–, las importantes reservas y el know-how de las empresas del sector.

TGS considera que de este proceso resultará una empresa con un negocio posible, que le permita concretar su visión de:

Ser líder en los negocios de transporte y acondicionamiento de gas natural, procesamiento y comercialización de líquidos,

promoviendo la integración del mercado energético,

priorizando la satisfacción de clientes y consumidores

generando valor en forma sostenible,

desarrollando nuestros recursos humanos,

garantizando la gestión de la calidad, la seguridad y la preservación del medio ambiente.

Información Relacionada con Enunciados sobre el Futuro

TGS incluye la siguiente advertencia sobre cualquier declaración sobre el futuro que efectúe. Los factores identificados en esta advertencia son relevantes (pero no necesariamente todos los factores importantes) que pueden hacer que los resultados reales difieran sustancialmente de los resultados previstos y enunciados por la Sociedad.

Los enunciados sobre el futuro en esta Memoria incluyen toda expresión relacionada con la opinión o expectativa de la Sociedad o su Dirección sobre sus futuros resultados de operaciones o desarrollo de sus negocios. Dichos enunciados sobre el futuro incluyen, pero no se limitan, a los siguientes:

1. Proyecciones relacionadas con el plan de inversiones de la Sociedad. El plan de inversiones podría no implementarse en su totalidad, dependiendo de varios factores. El plan de inversiones y estos factores se encuentran descriptos en la Reseña Informativa.

2. Estimaciones relacionadas con los ingresos y volúmenes derivados de los proyectos de negocios de transporte y producción y comercialización de GLP y otros servicios.

A continuación, la Sociedad identifica importantes factores que podrían causar que los resultados reales difieran sustancialmente de los resultados proyectados, anticipados, estimados o presupuestados por la Sociedad en los enunciados sobre el futuro:

a) Incertidumbres relacionadas con la tasa de crecimiento en la demanda de gas natural tanto en el mercado local como en el regional, así como la habilidad de la Sociedad para identificar y exitosamente ejecutar proyectos específicos, la presencia e impacto de proyectos competitivos o la disponibilidad de combustibles alternativos.

b) Riesgos e incertidumbres que impacten a la Sociedad en forma global, relacionados con cambios en las condiciones económicas en general, y la situación del mercado de capitales internacional para proveer financiamiento en términos aceptables; cambios en las leyes y regulaciones a las cuales la Sociedad se encuentra sujeta, incluyendo cambios en el régimen impositivo, leyes y regulaciones laborales y de medio ambiente; el impacto económico y los efectos de reclamos judiciales y administrativos y procesos en contra de la Sociedad.

c) Riesgos e incertidumbres sobre el negocio regulado de la Sociedad, provenientes principalmente de las futuras resoluciones del ENARGAS y del marco regulatorio en general

d) Riesgos e incertidumbres asociados al negocio no regulado de la Sociedad, relacionados principalmente con los precios internacionales del LGN.

Resumen de Estados Contables Consolidados al 31 de Diciembre de 2001, 2000 y 1999

(expresados en millones de pesos)

	2001	2000	1999
Ingresos por ventas netas	541,6	479,7	430,3
Utilidad operativa	317,9	295,4	296,3
Resultados financieros y por tenencia	(90,1)	(96,9)	(85,0)
Utilidad neta antes del impuesto a las ganancias	170,2	196,3	212,5
Utilidad neta	108,4	126,3	145,7
Síntesis del Balance General:			
Bienes de Uso	2.051,8	1.937,5	1.949,8
Total Activo	2.262,2	2.122,0	2.142,0
Pasivo corriente	316,6	278,2	478,7
Pasivo no corriente	842,8	755,2	605,8
Total Pasivo	1.159,4	1.033,4	1.084,5
Patrimonio neto	1.102,8	1.088,6	1.057,5
Síntesis del Estado de Origen y Aplicación de Fondos:			
Fondos generados por las operaciones	213,8	175,2	193,8
Fondos aplicados a las actividades de inversión	(212,7)	(66,0)	(151,3)
Fondos generados / (aplicados) a las actividades de financiación	34,6	(151,4)	(33,5)
Aumento / (Disminución) de fondos	35,7	(42,2)	9,0
Fondos al cierre del ejercicio	55,6	19,9	62,1

Propuesta del Directorio

La distribución de utilidades, que se somete a consideración de la Asamblea de Accionistas, por el ejercicio finalizado el 31 de diciembre de 2001 es la siguiente:

Base de distribución:	**Miles de Pesos**
Saldos de resultados no asignados después de la distribución de utilidades aprobada por la Asamblea del 2 de marzo de 2001	96.059
Utilidad del ejercicio 2001	108.438
Total	***204.497***
Propuesta:	
Dividendos en efectivo (*)	48.544
Reserva Legal	5.422
Cuenta nueva	***150.531***

(*) Corresponde a dividendos anticipados determinados en base al primer semestre de 2001 abonados en agosto de 2001. Dadas las actuales condiciones económicas no se proponen dividendos con respecto a las utilidades obtenidas en el segundo semestre de 2001.

Buenos Aires, 10 de abril de 2002.

Pablo A. H. Ferrero
Presidente

Nómina del Directorio (*)

Presidente	*Pablo A. Ferrero*
Vice Presidente	*Eduardo Ojea Quintana*
Directores	*Walter F. Schmale*
	Tadeo Perich Barrientos (1)
	Rafael Fernández Morandé
	Peter Weidler
	Rebecca Mc. Donald
	Joe Kishkill
	Mike Guerriero
Directores Suplentes	*Carlos Manuel Alvarez*
	Javier Gremes Cordero
	Jorge Casagrande
	Carlos Alberto Seijo
	José Luis de la Fuente
	Miguel Mendoza
	Brian Swinford

(1) Presentó su renuncia con fecha 3 de mayo de 2001, asumiendo como Director Titular el Sr. Gremes Cordero.

Nómina de la Comisión Fiscalizadora (*)

Síndicos	*Juan Duggan*
	Héctor Daniel Casal
	Ezequiel Calciati (1)
Síndicos Suplentes	*Horacio Ruiz Moreno*
	Antonello Tramonti
	Enrique Grotz (1)

(*) Electos por la Asamblea de Accionistas del 2 de marzo de 2001.

(1) Presentaron sus renuncias con fecha 18 de marzo de 2002, asumiendo como Síndico Titular el Sr. Antonello Tramonti.

Nómina del Management

Director General	*Eduardo Ojea Quintana*
Director Comercial	*Jorge García*
Director de Administración y Finanzas	*Claudio Schuster*
Director de Operaciones	*Jorge Bonetto*
Director de Asuntos Regulatorios e Institucionales	*Daniel Perrone*
Director de Desarrollo de Negocios de Transporte	*Gustavo Matta y Trejo*
Gerente Departamental de Recursos Humanos	*Raúl Barbieri*
Gerente Departamental de Planeamiento y Evaluación de Negocios	*Alejandro Basso*
Gerente Departamental de Ingeniería	*Alberto Artuso*
Gerente Departamental de Asuntos Legales	*Cristian Dougall*

TRANSPORTADORA DE GAS DEL SUR S.A.

Don Bosco 3672, Piso 5 - Buenos Aires

EJERCICIOS ECONÓMICOS N° 10 Y 9 INICIADOS EL 1 DE ENERO DE 2001 Y 2000

ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000

Actividad principal de la Sociedad: Prestación del servicio público de transporte de gas natural y todas aquellas actividades complementarias y subsidiarias.

Fecha de inscripción en el Registro Público de Comercio: 1 de diciembre de 1992.

Fecha de finalización del contrato social: 30 de noviembre de 2091.

Modificación de los estatutos (última): 20 de septiembre de 1994.

COMPOSICIÓN DEL CAPITAL
- Expresado en pesos -

Clases de acciones Acciones ordinarias y escriturales, de valor nominal 1, de 1 voto:	Suscripto, integrado y autorizado a la oferta pública
Clase "A"	405.192.594
Clase "B"	389.302.689
	794.495.283

Héctor D. Casal
Por Comisión Fiscalizadora

Pablo A. H. Ferrero
Presidente

Véase nuestro informe de fecha
10 de abril de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

TRANSPORTADORA DE GAS DEL SUR S.A. Y SOCIEDAD CONTROLADA

BALANCES GENERALES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2001 Y 2000

(Expresados en miles de pesos según lo mencionado en Nota 2.a. a los estados contables no consolidados de TGS)

	2001	2000
ACTIVO CORRIENTE		
Caja y bancos	2.858	1.055
Inversiones	52.756	18.875
Créditos por ventas	66.561	64.800
Otros créditos	18.247	10.644
Bienes de cambio	2.896	1.127
Total del activo corriente	143.318	96.501
ACTIVO NO CORRIENTE		
Créditos por ventas	8.418	29.668
Otros créditos	7.921	13.010
Inversiones	10.000	-
Bienes de uso	2.051.848	1.937.539
Activos intangibles	40.733	45.281
Total del activo no corriente	2.118.920	2.025.498
	2.262.238	2.121.999

	2001	2000
PASIVO CORRIENTE		
Cuentas por pagar	47.211	49.406
Préstamos	252.348	199.930
Remuneraciones y cargas sociales	5.562	4.451
Cargas fiscales	10.659	23.154
Otros pasivos	851	1.241
Total del pasivo corriente	316.631	278.182
PASIVO NO CORRIENTE		
Préstamos	842.795	755.216
Total del pasivo	1.159.426	1.033.398
PARTICIPACION DE TERCEROS EN LA SOCIEDAD CONTROLADA	-	-
PATRIMONIO NETO	1.102.812	1.088.601
	2.262.238	2.121.999

Las Notas 1 a 3 y los estados complementarios al Cuadro I (Anexos F a I) y los estados contables no consolidados de TGS *son parte integrante de, y deben leerse conjuntamente con estos estados.*

Héctor D. Casal
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
10 de abril de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.A.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Pablo A. H. Ferrero
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.
Y SOCIEDAD CONTROLADA

ESTADOS DE RESULTADOS CONSOLIDADOS

POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

(Expresados en miles de pesos según lo mencionado en Nota 2.a., a los estados contables no consolidados de TGS)

	2001	2000
INGRESOS POR VENTAS NETAS (Nota 3)	541.650	479.649
COSTO DE VENTAS (Anexos F y H)	(194.176)	(159.448)
Utilidad bruta	347.474	320.201
GASTOS DE ADMINISTRACION (Anexo H)	(24.730)	(22.234)
GASTOS DE COMERCIALIZACION (Anexo H)	(4.798)	(2.568)
Utilidad operativa	317.946	295.399
OTROS EGRESOS, NETOS	(57.580)	(2.248)
RESULTADO DE INVERSIONES PERMANENTES	(43)	-
RESULTADOS FINANCIEROS Y POR TENENCIA		
Generados por Activos	5.348	4.706
Generados por Pasivos (Anexo H)	(95.480)	(101.619)
Utilidad neta antes del impuesto a las ganancias y participación de terceros en los resultados de la sociedad controlada	170.191	196.238
IMPUESTO A LAS GANANCIAS (Nota 2.a)	(61.753)	(69.975)
PARTICIPACION DE TERCEROS EN LOS RESULTADOS DE LA SOCIEDAD CONTROLADA	-	-
Utilidad neta del ejercicio	108.438	126.263

Las Notas 1 a 3 y los estados complementarios al Cuadro I (Anexos F a I) y los estados contables no consolidados de TGS son parte integrante de; y deben leerse conjuntamente con estos estados.

Héctor D. Casal
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
10 de abril de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Pablo A. H. Ferrero
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.
Y SOCIEDAD CONTROLADA

ESTADOS DE ORIGEN Y APLICACION DE FONDOS CONSOLIDADOS
POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

(Expresados en miles de pesos según lo mencionado en Nota 2.a a los estados contables no consolidados de TGS)

	2001	2000
FONDOS GENERADOS POR LAS OPERACIONES		
Utilidad neta del ejercicio	108.438	126.263
Ajustes para conciliar la utilidad neta del ejercicio con los fondos generados por las operaciones:		
Depreciación de bienes de uso	76.362	72.572
Amortización de activos intangibles	11.590	6.519
Consumo de materiales	1.072	667
Aumento de previsiones	1.628	-
Resultado de inversiones permanentes	43	-
Efecto del ajuste PPI por ejercicio 2000	17.520	(17.520)
Cambios en activos y pasivos:		
Créditos por ventas	691	(13.807)
Otros créditos	(2.514)	(5.548)
Bienes de cambio	(1.769)	920
Cuentas por pagar	7.707	7.417
Remuneraciones y cargas sociales	1.111	763
Cargas fiscales	(12.495)	(5.607)
Otros pasivos	(104)	551
Intereses a pagar y otros	4.520	2.053
Fondos generados por las operaciones	213.800	175.243
FONDOS APLICADOS A LAS ACTIVIDADES DE INVERSION		
Aportes a sociedad vinculada	(679)	-
Adquisiciones de bienes de uso	(201.978)	(65.967)
Adquisición de títulos públicos	(10.000)	-
Fondos aplicados a las actividades de inversión	(212.657)	(65.967)
FONDOS GENERADOS POR / (APLICADOS A) LAS ACTIVIDADES DE FINANCIACION		
Préstamos obtenidos neto de gastos de emisión	288.203	314.943
Cancelación de préstamos	(192.384)	(390.571)
Préstamos netos de cancelaciones (1)	36.539	19.281
Acuerdos de cobertura de tasa de interés	(3.590)	-
Dividendos pagados	(94.227)	(95.126)
Fondos generados por / (aplicados a) las actividades de financiación	34.541	(151.473)
AUMENTO / (DISMINUCION) NETA DE FONDOS	35.684	(42.197)
Fondos al inicio del ejercicio	19.930	62.127
Fondos al cierre del ejercicio	55.614	19.930

(1) Con vencimiento original que no supere el plazo de tres meses.

Las Notas 1 a 3 y los estados complementarios al Cuadro I (Anexos F a I) y los estados contables no consolidados de TGS son parte integrante de, y deben leerse conjuntamente con estos estados.

Héctor D. Casal
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 10 de abril de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T 1 F 1 R.A.P.U.
Dr. Héctor A. López
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C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Pablo A. H. Ferrero
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A. ("TGS" o "la Sociedad")

Y SOCIEDAD CONTROLADA

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2001 Y 2000

(Cifras expresadas en miles de pesos, según lo mencionado en Nota 2.a. a los estados contables no consolidados de TGS, excepto donde se indica en forma expresa)

1. ESTADOS CONTABLES CONSOLIDADOS

La Sociedad presenta sus estados contables consolidados por los ejercicios terminados el 31 de diciembre de 2001 y 2000 precediendo a sus estados contables individuales por los ejercicios terminados el 31 de diciembre de 2001 y 2000, dando cumplimiento a lo dispuesto por la Resolución General N° 368 de la Comisión Nacional de Valores ("CNV"), con vigencia a partir del 2 de julio de 2001.

Las notas que se enuncian a continuación son complementarias de las notas a los estados contables no consolidados de TGS al 31 de diciembre de 2001 y 2000.

a) Bases de presentación y sociedad consolidada

De acuerdo con el procedimiento establecido en la Resolución Técnica ("RT") N° 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas ("FACPCE"), TGS expone en el Cuadro I la consolidación línea por línea de sus balances generales al 31 de diciembre de 2001 y 2000 con su sociedad controlada TELCOSUR S.A. ("TELCOSUR") y los correspondientes estados de resultados y de origen y aplicación de fondos por los ejercicios terminados en dichas fechas.

A continuación se detallan los datos que reflejan el control societario al 31 de diciembre de 2001 y 2000:

SOCIEDAD	% DE PARTICIPACION Y VOTOS	FECHA DE CIERRE	DOMICILIO LEGAL
TELCOSUR S.A.	99,98	31 de diciembre	Don Bosco 3672 6°Piso -Capital Federal-

Véase nuestro informe de fecha
10 de abril de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
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C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

b) Estados contables utilizados

A efectos de la consolidación para los ejercicios terminados el 31 de diciembre de 2001 y 2000 se han utilizado los estados contables de TELCOSUR a dichas fechas.

2. PRINCIPALES CRITERIOS DE VALUACION

Los estados contables de TELCOSUR han sido confeccionados sobre la base de criterios similares a los aplicados por TGS para la preparación de sus estados contables.

Adicionalmente, el principal rubro que no está contenido en los estados contables no consolidados de TGS fue valuado de la siguiente manera:

a) Impuesto a las ganancias y a la ganancia mínima presunta de TELCOSUR

TELCOSUR determina el impuesto a las ganancias aplicando la tasa vigente del 35% sobre la utilidad impositiva del ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo. Adicionalmente, determina el impuesto a la ganancia mínima presunta aplicando la tasa vigente del 1% sobre los activos computables al cierre del ejercicio. Este impuesto es complementario del impuesto a las ganancias. La obligación fiscal de TELCOSUR en cada ejercicio coincidirá con el mayor de ambos impuestos. Sin embargo, si el impuesto a la ganancia mínima presunta excede en un ejercicio fiscal al impuesto a las ganancias, dicho exceso podrá computarse como pago a cuenta de cualquier excedente del impuesto a las ganancias sobre el impuesto a la ganancia mínima presunta que pudiera producirse en cualquiera de los diez ejercicios siguientes.

Al 31 de diciembre de 2001, TELCOSUR no contabilizó provisión para el impuesto a las ganancias en virtud de la existencia de quebranto impositivo acumulado, y TELCOSUR ha determinado un cargo por impuesto a la ganancia mínima presunta de 19 y 13, que fue activado en el rubro "Otros créditos no corrientes" al 31 de diciembre de 2001 y 2000, respectivamente. En base a lo mencionado en el párrafo anterior, la Dirección de TELCOSUR estima que dichos créditos impositivos son totalmente recuperables. Al 31 de diciembre de 2001, TELCOSUR tiene un quebranto impositivo acumulado de aproximadamente Ps. 1,1 millones que podrá aplicarse para compensar futuras utilidades impositivas hasta el año 2005. En cada ejercicio en que se verifique una compensación de quebrantos, la concreción del beneficio impositivo (efecto de la tasa vigente sobre el quebranto utilizado) se realizará si el impuesto a las ganancias (neto de la compensación) fuera igual o superior al impuesto a la ganancia mínima presunta, pero estará reducida por cualquier excedente de este último sobre el impuesto a las ganancias.

Véase nuestro informe de fecha
10 de abril de 2002

PRICE WATERHOUSE & CO.

(Socio)

C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.

Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

3. INFORMACION CONSOLIDADA POR SEGMENTO DE NEGOCIOS

Las ventas entre los segmentos de negocios se exponen en Nota 9 a los estados contables no consolidados de TGS.

Ejercicio terminado el 31 de diciembre de 2001	**Transporte de gas**	**Producción y comercialización de LGN**	**Otros servicios**	**Administración central**	**Total**
Ingresos por ventas netas	422.389	102.893	16.368	-	541.650
Utilidad (pérdida) operativa	305.261	39.687	2.526	(29.528)	317.946
Depreciación de bienes de uso	56.631	10.792	3.730	5.209	76.362
Inversiones en bienes de uso (incluye obras en curso)	153.139	4.545	33.431	1.326	192.441
Activos identificables	1.899.650	179.779	88.133	94.676	2.262.238
Ejercicio terminado el 31 de diciembre de 2000					
Ingresos por ventas netas	384.090	68.271	27.288	-	479.649
Utilidad (pérdida) operativa	275.115	40.744	4.342	(24.802)	295.399
Depreciación de bienes de uso	52.194	10.597	3.554	6.227	72.572
Inversiones en bienes de uso (incluye obras en curso)	47.926	3.245	7.585	2.380	61.136
Activos identificables	1.811.327	198.595	56.831	55.246	2.121.999

Héctor D. Casal
Por Comisión Fiscalizadora

Pablo A. H. Ferrero
Presidente

Véase nuestro informe de fecha
10 de abril de 2002

PRICE WATERHOUSE & CO.

(Socio)

C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.

Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

TRANSPORTADORA DE GAS DEL SUR S.A.

Y SOCIEDAD CONTROLADA

COSTO DE VENTAS POR EL EJERCICIO
TERMINADO EL 31 DE DICIEMBRE DE 2001

(Expresados en miles de pesos según lo mencionado en Nota 2.a.
a los estados contables no consolidados de TGS)

Existencias al inicio del ejercicio	1.127
Compras de gas natural (1)	37.042
Costo de Explotación (según Anexo H)	158.903
Existencias al cierre del ejercicio (1)	2.896
Costo de Ventas	194.176

(1) Incluye gas natural para su conversión a líquidos de gas natural ("LGN") según nuevos acuerdos comerciales vigentes a partir del presente ejercicio.

Héctor D. Casal
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
10 de abril de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Pablo A. H. Ferrero
Presidente

Y SOCIEDAD CONTROLADA

BALANCES GENERALES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2001 Y 2000

ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

(Expresados en miles de pesos según lo mencionado en Nota 2.a a los estados contables no consolidados de TGS)

	2001				2000		
	Clase y monto de la moneda extranjera (en miles)		Cambio vigente	Monto contabilizado	Clase y monto de la moneda extranjera (en miles)		Monto contabilizado
ACTIVO CORRIENTE							
Caja y bancos	US$	513	1,00 (1)	513	US$	98	98
Inversiones	US$	50.306	1,00 (1)	50.306 (3)	US$	11.343	11.343
Créditos por ventas	US$	13.650	1,00 (1)	13.650 (4)	US$	18.174	18.174
Otros créditos	US$	522	1,00 (1)	522	US$	97	97
				64.991			29.712
ACTIVO NO CORRIENTE							
Créditos por ventas	US$	8.418	1,00 (1)	8.418 (5)	US$	8.769	8.769
Inversiones	US$	10.000	1,00 (1)	10.000 (6)	-	-	-
Bienes de uso - Obras en curso Anticipo a proveedores	US$	4.244	1,00 (1)	4.244	US$	2.191	2.191
				22.662			10.960
				87.653			40.672
PASIVO CORRIENTE							
Cuentas por pagar	US$	7.811	1,00 (2)	7.811 (7)	US$	10.540	10.540
	-	-	-	-	Liras	732.858	352
Préstamos	US$	252.348	1,00 (2) (8)	252.348 (9)	US$	198.550	198.550
				260.159			209.442
PASIVO NO CORRIENTE							
Préstamos	US$	842.795	1,00 (2)	842.795 (10)	US$	755.216	755.216
				1.102.954			964.658

(1) Tipo de cambio comprador al 21/12/2001, último día de operación del mercado cambiario durante el ejercicio 2001 (ver Nota 12 a los estados contables no consolidados de TGS).
(2) Tipo de cambio vendedor al 21/12/2001, último día de operación del mercado cambiario durante el ejercicio 2001 (ver Nota 12 a los estados contables no consolidados de TGS).
(3) Del total de dicho saldo, 14.177 corresponden a depósitos en dólares mantenidos en instituciones financieras del país que han sido pesificados al tipo de cambio de 1,40 pesos por cada dólar (Ver Nota 12 a los estados contables no consolidados de TGS).
(4) Del total de dicho saldo, 9.463 provienen de operaciones celebradas bajo contratos privados que han sido pesificados a un tipo de cambio de 1 peso por cada dólar y que están sujetos a actualización por el CER (Ver Nota 12 a los estados contables no consolidados de TGS).
(5) Dicho saldo proviene de operaciones celebradas bajo un contrato privado que ha sido pesificado a un tipo de cambio de 1 peso por cada dólar y que está sujeto a actualización por el CER (Ver Nota 12 a los estados contables no consolidados de TGS).
(6) La Dirección de la Sociedad estima que este saldo será pesificado.
(7) Del total de dicho saldo, 7.546 provienen de operaciones celebradas bajo contratos privados que han sido pesificados a un tipo de cambio de 1 peso por cada dólar y que estan sujetos a actualización por el CER (Ver Nota 12 a los estados contables no consolidados de TGS).
(8) Ver Nota 5 a los estados contables no consolidados de TGS "Otros préstamos bancarios".
(9) Del total de dicho saldo, 31.146 corresponden a obligaciones financieras contraídas en el país que fueron pesificadas al tipo de cambio de 1 peso por cada dólar y que están sujetas a actualización por el CER y 5.200 corresponden a obligaciones financieras que fueron pesificadas al tipo de cambio de 1,40 pesos por cada dólar (Ver Nota 12 a los estados contables no consolidados de TGS).
(10) Del total de dicho saldo, 3.741 corresponden a obligaciones financieras contraídas en el país que fueron pesificadas al tipo de cambio de 1 peso por cada dólar y que están sujetas a actualización por el CER (Ver Nota 12 a los estados contables no consolidados de TGS).

Héctor D. Casal
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 10 de abril de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Pablo A. H. Ferrero
Presidente

Cuadro I
Anexo H

TRANSPORTADORA DE GAS DEL SUR S.A.

Y SOCIEDAD CONTROLADA

INFORMACION CONSOLIDADA REQUERIDA POR EL ART. 64, APARTADO I, INC. b) DE LA LEY Nº 19.550
POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

(Expresados en miles de pesos según lo mencionado en Nota 2.a a los estados contables no consolidados de TGS)

	2001					2000
Rubro	Total	Costos de explotación	Gastos de administración	Gastos de comercialización	Gastos financieros	Total
Remuneraciones y otros beneficios al personal	32.074	20.650	9.076	2.348	-	29.793
Cargas sociales	4.761	2.991	1.414	356	-	4.253
Honorarios de directores y síndicos	180	-	180	-	-	180
Honorarios por servicios profesionales	6.347	1.886	4.341	120	-	4.568
Honorarios por asesoramiento de operador técnico	19.322	19.322	-	-	-	21.857
Materiales diversos	1.740	1.740	-	-	-	1.145
Servicios y suministros de terceros	2.578	2.130	448	-	-	2.313
Gastos de correos y telecomunicaciones	1.526	605	860	61	-	1.443
Arrendamientos	640	69	567	4	-	581
Transportes y fletes	960	856	11	93	-	904
Servidumbres	11.500	11.500	-	-	-	2.455
Materiales de oficina.	492	163	303	26	-	492
Viajes y estadías	639	361	189	89	-	686
Primas de seguros	2.125	1.971	154	-	-	1.965
Reparación y conservación de bienes de uso	12.052	11.634	272	146	-	15.642
Depreciación de bienes de uso	76.362	71.153	5.209	-	-	72.572
Amortización de activos intangibles	11.590	5.022	-	-	6.568	6.519
Impuestos, tasas y contribuciones	4.803	4.767	36	-	-	3.566
Publicidad y propaganda	106	-	-	106	-	39
Deudores incobrables	1.278	-	-	1.278	-	-
Gastos y comisiones bancarias	140	-	124	16	-	157
Intereses	84.141	-	-	-	84.141	92.157
Diferencias de cambio	2.193	-	-	-	2.193	3.183
Otros gastos y comisiones financieras	2.578	-	-	-	2.578	797
Gastos diversos	3.784	2.083	1.546	155	-	18.602
Total 2001	283.911	158.903	24.730	4.798	95.480	
Total 2000		159.448	22.234	2.568	101.619	285.869

Héctor D. Casal
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
10 de abril de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 77

Pablo A. H. Ferrero
Presidente

Cuadro I
ANEXO I

TRANSPORTADORA DE GAS DEL SUR S.A.

Y SOCIEDAD CONTROLADA

BALANCE GENERAL CONSOLIDADO AL 31 DE DICIEMBRE DE 2001

DETALLE DE VENCIMIENTOS DE COLOCACIONES DE FONDOS, CREDITOS Y PASIVOS

(Expresados en miles de pesos según lo mencionado en Nota 2.a a los estados contables no consolidados de TGS)

	Colocaciones de fondos (1)	Créditos (2)	Pasivos financieros (3)	Otros pasivos (4)
Sin plazo	-	19.658	-	4.910
Con plazo				
* Vencido:				
Del 1-10-01 al 31-12-01	-	14.394	-	-
Del 1-07-01 al 30-09-01	-	-	-	-
Del 1-04-01 al 30-06-01	-	113	-	-
Del 1-01-01 al 31-03-01	-	49	-	-
Hasta el 31-12-00	-	1.767	-	-
Total Vencido	-	16.323	-	-
* A vencer:				
Del 1-01-02 al 31-03-02	52.756	57.424	103.924	58.804
Del 1-04-02 al 30-06-02	-	171	34.614	54
Del 1-07-02 al 30-09-02	-	-	12.490	-
Del 1-10-02 al 31-12-02	-	180	101.319	-
Durante 2003	6.000	801	311.798	-
Durante 2004	4.000	436	127.735	-
Durante 2005	-	485	124.353	-
Durante 2006	-	540	83.502	-
Durante 2007	-	602	43.466	-
Durante 2008		670	43.466	-
2009 en adelante	-	5.294	108.667	-
Total a vencer	62.756	66.603	1.095.334	58.858
Total con plazo	62.756	82.926	1.095.334	58.858
Total	62.756	102.584	1.095.334	63.768

(1) Incluye certificados de depositos a plazo fijo, fondos comunes de inversión, títulos públicos y cuentas corrientes remuneradas. Dichas inversiones devengan intereses a tasa variable excepto por 42.300 correspondientes a los certificados de depósitos a plazo fijo y ciertas cuentas remuneradas que devengan intereses a tasa fija.

(2) Incluye créditos por ventas y otros créditos, excepto previsiones. Dichos créditos no devengan intereses, excepto por 8.769 que devengan intereses al 5,52% anual. Del total de créditos sin plazo, 12.147 corresponden al activo corriente y 7.511 al activo no corriente.

(3) Incluye préstamos excluyendo el descuento de emisión correspondiente a la segunda emisión de obligaciones negociables bajo el Programa Global de 1999. Teniendo en cuenta los contratos de swaps celebrados (ver nota 5 a los estados contables no consolidados de TGS), aproximadamente el 54% del capital devenga intereses a tasa fija.

(4) Corresponde al total de pasivos no financieros, excepto previsiones y el saldo por la participación de TGS en LINK (Ver Nota 2.g. a los estados contables no consolidados de TGS). Dichos pasivos no devengan intereses.

Héctor D. Casal
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 10 de abril de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Pablo A. H. Ferrero
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.

BALANCES GENERALES AL 31 DE DICIEMBRE DE 2001 Y 2000

(Expresados en miles de pesos según lo mencionado en Nota 2.a)

	2001	2000
ACTIVO CORRIENTE		
Caja y bancos	2.757	926
Inversiones (Anexo D)	52.756	18.475
Créditos por ventas (Nota 3)	67.382	65.012
Otros créditos (Nota 6.a)	17.446	10.210
Bienes de cambio	2.896	1.127
Total del activo corriente	143.237	95.750
ACTIVO NO CORRIENTE		
Créditos por ventas	8.418	29.668
Otros créditos	7.823	13.010
Inversiones (Anexo C)	10.957	702
Bienes de uso (Anexo A)	2.050.494	1.937.539
Activos intangibles (Anexo B)	40.733	45.281
Total del activo no corriente	2.118.425	2.026.200
	2.261.662	2.121.950

	2001	2000
PASIVO CORRIENTE		
Cuentas por pagar	46.973	49.509
Préstamos (Nota 5)	252.348	199.930
Remuneraciones y cargas sociales	5.346	4.304
Cargas fiscales (Nota 2.j)	10.577	23.149
Otros pasivos	811	1.241
Total del pasivo corriente	316.055	278.133
PASIVO NO CORRIENTE		
Préstamos (Nota 5)	842.795	755.216
Total del pasivo	1.158.850	1.033.349
PATRIMONIO NETO		
(Según estados respectivos)	1.102.812	1.088.601
	2.261.662	2.121.950

Las Notas 1 a 12 y los estados complementarios (Anexos A a I y Cuadro I) que se acompañan son parte integrante de estos estados.

Héctor D. Casal
Por Comisión Fiscalizadora

PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Pablo A. H. Ferrero
Presidente

ESTADOS DE RESULTADOS

POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

(Expresados en miles de pesos según lo mencionado en Nota 2.a., excepto por las cifras de utilidad neta por acción expresadas en pesos)

	2001	2000
INGRESOS POR VENTAS NETAS (Nota 3)	541.631	480.424
COSTO DE VENTAS (Anexos F y H)	(193.864)	(159.375)
Utilidad bruta	347.767	321.049
GASTOS DE ADMINISTRACION (Anexo H)	(24.136)	(21.908)
GASTOS DE COMERCIALIZACION (Anexo H)	(4.451)	(2.434)
Utilidad operativa	319.180	296.707
OTROS EGRESOS, NETOS (Nota 6.a)	(59.066)	(2.248)
RESULTADO DE INVERSIONES PERMANENTES	212	(1.310)
RESULTADOS FINANCIEROS Y POR TENENCIA (Nota 2.m)		
Generados por Activos	5.345	4.706
Generados por Pasivos (Anexo H)	(95.480)	(101.617)
Utilidad neta antes del impuesto a las ganancias	170.191	196.238
IMPUESTO A LAS GANANCIAS (Nota 2.j)	(61.753)	(69.975)
Utilidad neta del ejercicio	108.438	126.263
Utilidad neta por acción (Nota 2.d)	0,14	0,16

Las Notas 1 a 12 y los estados complementarios (Anexos A a I y Cuadro I) que se acompañan son parte integrante de estos estados.

Héctor D. Casal
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
10 de abril de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Pablo A. H. Ferrero
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.

ESTADOS DE EVOLUCION DEL PATRIMONIO NETO

POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

(Expresados en miles de pesos según lo mencionado en Nota 2.a)

	2001						2000
	Capital			Resultados Acumulados			
	Capital social	Ajuste del capital social	Subtotal	Reserva legal	Resultados no asignados	Total	Total
Saldos al inicio del ejercicio	794.495	87.802	882.297	58.249	148.055	1.088.601	1.057.464
Distribución de utilidades (1)							
a Reserva legal	-	-	-	6.313	(6.313)	-	-
a Dividendos en efectivo	-	-	-	-	(94.227)	(94.227)	(95.126)
Utilidad neta del ejercicio	-	-	-	-	108.438	108.438	126.263
Saldos al cierre del ejercicio	794.495	87.802	882.297	64.562	155.953	1.102.812	1.088.601

(1) Dispuestos por la Asamblea General Ordinaria de Accionistas del 2 de marzo de 2001 y la Reunión de Directorio del 6 de agosto de 2001 (ver Notas 7.c. y 7.d.).

Las Notas 1 a 12 y los estados complementarios (Anexos A a I y Cuadro I) que se acompañan son parte integrante de estos estados.

Héctor D. Casal
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
10 de abril de 2002

PRICE WATERHOUSE & CO.

(Socio)

C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.

Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Pablo A. H. Ferrero
Presidente

ESTADOS DE ORIGEN Y APLICACION DE FONDOS

POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

(Expresados en miles de pesos según lo mencionado en Nota 2.a)

	2001	2000
FONDOS GENERADOS POR LAS OPERACIONES		
Utilidad neta del ejercicio	108.438	126.263
Ajustes para conciliar la utilidad neta del ejercicio con los fondos generados por las operaciones:		
Depreciación de bienes de uso	76.362	72.572
Amortización de activos intangibles	11.590	6.519
Consumo de materiales	1.072	667
Resultado de inversiones permanentes	(212)	1.310
Aumento de previsiones	1.628	-
Efecto del ajuste PPI por ejercicio 2000	17.520	(17.520)
Cambios en activos y pasivos:		
Créditos por ventas	82	(14.019)
Otros créditos	(2.049)	(5.114)
Bienes de cambio	(1.769)	920
Cuentas por pagar	7.366	7.520
Remuneraciones y cargas sociales	1.042	616
Cargas fiscales	(12.572)	(5.612)
Otros pasivos	(144)	542
Intereses a pagar y otros	4.520	2.053
Fondos generados por las operaciones	212.874	176.717
FONDOS APLICADOS A LAS ACTIVIDADES DE INVERSION		
Adquisición de títulos públicos	(10.000)	-
Aportes a sociedades vinculada y controlada	(679)	(2.000)
Adquisiciones de bienes de uso	(200.624)	(65.967)
Fondos aplicados a las actividades de inversión	(211.303)	(67.967)
FONDOS GENERADOS POR / (APLICADOS A) LAS ACTIVIDADES DE FINANCIACION		
Préstamos obtenidos netos de gastos de emisión	288.203	314.943
Cancelación de préstamos	(192.384)	(390.571)
Otros préstamos netos de cancelaciones (1)	36.539	19.281
Acuerdos de cobertura de tasa de interés (2)	(3.590)	-
Dividendos pagados	(94.227)	(95.126)
Fondos generados por / (aplicados a) las actividades de financiación	34.541	(151.473)
AUMENTO / (DISMINUCIÓN) NETA DE FONDOS	36.112	(42.723)
Fondos al inicio del ejercicio	19.401	62.124
Fondos al cierre del ejercicio	55.513	19.401

(1) Con vencimiento original que no supere el plazo de tres meses.
(2) Ver nota 5. "Instrumentos financieros derivados".

Información adicional sobre los estados de Origen y Aplicación de Fondos en Nota 4.

Las Notas 1 a 12 y los estados complementarios (Anexos A a I y Cuadro I) que se acompañan son parte integrante de estos estados.

Héctor D. Casal
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
10 de abril de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T°1 F°1 R.A.P.U.
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Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Pablo A. H. Ferrero
Presidente

NOTAS A LOS ESTADOS CONTABLES

AL 31 DE DICIEMBRE DE 2001 Y 2000

(Cifras expresadas en miles de pesos según lo mencionado en Nota 2.a., excepto por la información por acción expresada en pesos, o donde se indica en forma expresa)

1. CONSTITUCION DE LA SOCIEDAD E INICIO DE OPERACIONES

TGS es una de las empresas que se constituyeron con motivo de la privatización de Gas del Estado S. E. ("GdE"). La Sociedad comenzó sus operaciones comerciales el 29 de diciembre de 1992 y se dedica al transporte de gas natural y la producción y comercialización de LGN en Argentina. El sistema de gasoductos de TGS conecta los principales yacimientos gasíferos del sur y oeste de dicho país con las distribuidoras de gas en esas áreas y en el Gran Buenos Aires. La Licencia para operar este sistema ("la Licencia") le fue otorgada a la Sociedad en forma exclusiva por un período de treinta y cinco años, prorrogable por diez años adicionales siempre que TGS haya cumplido en lo sustancial con las obligaciones impuestas por la misma y por el Ente Nacional Regulador del Gas ("ENARGAS"). Junto con los activos esenciales requeridos para la prestación del servicio de transporte, la Sociedad recibió el Complejo de Procesamiento de Gas General Cerri ("Complejo Cerri"), en el cual se efectúa el procesamiento de gas natural para la obtención de LGN. Adicionalmente, la Sociedad presta servicios de "upstream" los cuales consisten, principalmente, en el tratamiento, separación de impurezas y compresión de gas, pudiendo abarcar también la captación y el transporte de gas en yacimientos, así como también servicios de construcción, operación y mantenimiento de gasoductos.

El accionista controlante de TGS es Compañía de Inversiones de Energía S.A. ("CIESA"), quien junto con el grupo Pecom Energía y Enron Corp. ("Enron") poseen aproximadamente el 70% del capital social de la Sociedad. Los accionistas de CIESA son Pecom Energía S.A. (antes Perez Companc S.A.) ("Pecom Energía") y una subsidiaria, con una participación accionaria del 50%, y Enron, a través de subsidiarias, con el 50% remanente. El capital social restante de TGS se encuentra en poder del público.

2. BASES DE PRESENTACION DE LOS ESTADOS CONTABLES Y PRINCIPALES CRITERIOS DE VALUACIÓN

La Sociedad ha confeccionado los presentes estados contables de conformidad con las normas contables profesionales vigentes en la República Argentina y considerando las disposiciones de la CNV. No obstante, los mismos incluyen ciertas exposiciones adicionales con el objetivo de aproximarse a la forma y contenido requerido por la Securities and Exchange Commission de los Estados Unidos de Norteamérica ("SEC").

La preparación de los estados contables de conformidad con las normas contables profesionales requiere que la Sociedad efectúe presunciones y estimaciones que afectan los montos de activos y pasivos informados y la exposición de activos y pasivos contingentes a la fecha de los estados contables, así como los montos de ventas y gastos informados durante el correspondiente ejercicio. Los resultados reales podrían diferir de aquellas estimaciones.

A fines de abril de 2000, el ENARGAS emitió la Resolución N° 1.660 ("la Resolución") a través de la cual aprobó un plan de cuentas único y un manual de cuentas para las compañías de transporte y distribución de gas, que comprenden cuestiones de valuación, registración y exposición de las operaciones que realicen las mencionadas compañías a partir del 1 de enero de 2001. Con respecto a los criterios definidos para bienes de uso (descriptos en Nota 2.h), la mencionada Resolución estableció su entrada en vigencia a partir del 1 de enero de 2000. Adicionalmente, el 18 de

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septiembre de 2000, el ENARGAS emitió la Resolución N° 1.903 con el objeto de ampliar las definiciones y pautas previstas en la Resolución. Siguiendo los lineamientos definidos por ambas resoluciones, la Sociedad ha efectuado ciertas reclasificaciones a la información correspondiente al ejercicio terminado el 31 de diciembre de 2000 con fines comparativos con las cifras correspondientes al ejercicio terminado el 31 de diciembre de 2001.

El ENARGAS, a través de las resoluciones antes mencionadas, estableció que no se considerarán activos intangibles, entre otros, a los gastos de organización y preoperativos, y de reorganización. Consecuentemente, el ENARGAS requiere que el valor residual al 31 de diciembre de 2000 relacionado con dichos conceptos debe amortizarse íntegramente durante el presente ejercicio. En octubre de 2000, la Sociedad interpuso un recurso de reconsideración ante el ENARGAS en relación a la Resolución N° 1.903 solicitando dejar sin efecto el mencionado criterio de amortización. Al 31 de diciembre de 2000, la Sociedad mantenía registrado en el rubro "Activos intangibles" un valor residual de 24.135 por estos conceptos. En diciembre de 2000, TGS solicitó a la CNV interceder ante el ENARGAS para continuar registrando sus activos intangibles de acuerdo a las normas contables profesionales vigentes. La Sociedad ha comenzado a amortizar el valor residual de los costos de organización y preoperativos en un plazo de cinco años a partir del 1 de enero de 2001. Durante el mes de mayo de 2001, la CNV resolvió que resulta razonable el nuevo plazo de amortización utilizado por TGS.

a) Reexpresión a moneda constante

Los estados contables reconocen los efectos de las variaciones en el poder adquisitivo de la moneda en forma integral hasta el 31 de agosto de 1995, mediante la aplicación del método de reexpresión en moneda constante establecido por la RT N° 6 de la FACPCE. A partir del 1 de septiembre de 1995, la Sociedad discontinuó la aplicación del método manteniendo las reexpresiones registradas hasta esa fecha, de acuerdo con lo requerido por las normas de la CNV.

Este criterio es aceptado por las normas contables profesionales en la medida que la variación en el índice de precios aplicable para la reexpresión no supere el 8% anual. La variación de dicho índice en cada uno de los ejercicios cerrados a partir del 1 de septiembre de 1995 fue inferior al porcentaje mencionado. Por lo tanto, el criterio adoptado por la Sociedad al 31 de diciembre de 2001 está de acuerdo con las normas contables profesionales.

b) Instrumentos financieros derivados

La Sociedad utiliza instrumentos financieros derivados con el objetivo de cubrir riesgos del mercado financiero al reducir su exposición a fluctuaciones en la tasa de interés y en el tipo de cambio del yen. Los instrumentos financieros derivados, descriptos en Nota 5, incluyen: contratos de swap y cap de tasa de interés, acuerdos de compra de moneda extranjera a futuro y acuerdos de swap de tasa de interés a futuro. La Sociedad no utiliza instrumentos financieros con fines especulativos.

Los resultados generados por instrumentos financieros derivados designados como de cobertura, se difieren y se registran en el momento en que se producen las pérdidas y ganancias generadas por la posición cubierta, los cuales se exponen en el estado de resultados bajo el rubro "Resultados financieros y por tenencia". En el caso que el instrumento financiero haya sido concertado con el objetivo de cubrir el impacto de una transacción futura, los resultados se difieren hasta que se producen los resultados de la posición cubierta.

Los montos realizados y devengados a cobrar o a pagar derivados de dichos instrumentos se exponen en el rubro "Préstamos". Dichos montos no eran significativos al 31 de diciembre de 2001.

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c) Cuentas en moneda extranjera

Los activos y pasivos en moneda extranjera al 31 de diciembre de 2000 se convirtieron a los tipos de cambio vigentes al cierre del ejercicio incorporando los intereses devengados a dicha fecha, en caso de corresponder. Los activos y pasivos en moneda extranjera al 31 de diciembre de 2001 fueron valuados al tipo de cambio de un peso por cada dólar vigente a la fecha de suspensión del mercado de cambios de acuerdo con lo establecido por la Resolución MD N° 1/02 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires ("CPCECABA") y por la Resolución N° 392 de la CNV. Dichos activos y pasivos incorporaron los intereses devengados a dicha fecha, en caso de corresponder. El detalle respectivo se expone en el Anexo G. Ver Nota 12.

d) Utilidades y dividendos por acción

Las utilidades y los dividendos por acción por los ejercicios terminados el 31 de diciembre de 2001 y 2000, fueron calculados en base a la cantidad de acciones en circulación durante cada ejercicio (794.495.283 acciones).

e) Criterio de reconocimiento de ingresos

Los ingresos por ventas generados por el transporte en firme de gas natural se reconocen por la reserva devengada de capacidad de transporte contratada independientemente de los volúmenes transportados. Los generados por el transporte interrumpible de gas y por ciertos contratos de producción y comercialización de LGN, se reconocen en el momento de la entrega del gas natural y de los líquidos a los clientes, respectivamente. Para otros contratos de producción de LGN y otros servicios, los ingresos se reconocen cuando se prestan los servicios.

f) Bienes de cambio

Corresponden a la existencia propia de gas natural en el sistema de gasoductos en exceso del line pack, el cual se expone como bienes de uso, y a la existencia de LGN obtenido a partir del procesamiento de gas natural efectuado en el Complejo Cerri. La Sociedad valúa estas existencias al costo de reposición o reproducción, según corresponda, al cierre de cada ejercicio. Los valores así determinados no exceden su valor recuperable.

g) Inversiones no corrientes

Comprende la tenencia de títulos públicos a ser mantenidos hasta su vencimiento, según el detalle que se incluye en el Anexo C. Dicha tenencia ha sido valuada a su valor nominal, incorporando los intereses devengados al 31 de diciembre de 2001.

Las participaciones en Gas Link S.A. ("LINK") al 31 de diciembre de 2001 y TELCOSUR al 31 de diciembre de 2001 y 2000, han sido valuadas de acuerdo con el método del valor patrimonial proporcional ("VPP"), siguiendo el procedimiento establecido por la RT N° 5 de la FACPCE. Dichas participaciones han sido calculadas en base a sus correspondientes estados contables a dichas fechas, los cuales han sido preparados sobre la base de criterios similares a los aplicados por la Sociedad para la confección de sus estados contables. La participación en LINK ha sido ajustada en 816 correspondientes a la eliminación de resultados no trascendidos a terceros, de acuerdo con el procedimiento establecido por la RT N° 5 de la FACPCE. Por efecto de dicho ajuste, su VPP es negativo y se expone en el rubro "Otros pasivos".

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h) Bienes de uso

- Activos transferidos en la privatización de GdE: su valor fue determinado en función al precio efectivamente pagado (US$ 561,2 millones) por el 70% del capital accionario de la Sociedad. Dicho precio sirvió de base para determinar el total del capital accionario (US$ 801,7 millones), al cual se le adicionó el importe de las deudas iniciales asumidas por el Contrato de Transferencia (US$ 395 millones) para determinar el valor inicial de los bienes de uso (US$ 1.196,7 millones). Dicho valor, convertido al tipo de cambio vigente a la fecha del Contrato de Transferencia, fue reexpresado según lo mencionado en Nota 2.a).

- Line pack: corresponde a la cantidad de gas natural en el sistema de transporte estimada necesaria para mantener su capacidad operativa, valuada al costo de adquisición reexpresado según lo mencionado en Nota 2.a).

- Adiciones: valuadas a su costo de adquisición, reexpresadas según lo mencionado en Nota 2.a). La Sociedad activa los costos netos generados por la financiación con capital de terceros de obras cuya construcción se prolongue en el tiempo hasta que se encuentren en condiciones de ser puestas en marcha. Asimismo, las adiciones incluyen todas las inversiones efectuadas previstas como inversiones mandatorias en la Licencia para los primeros cinco años con el objetivo de adecuar la integridad del sistema y la seguridad pública a estándares internacionales, entre las que se incluyen los costos de los programas de relevamiento correspondientes a tareas de inspección interna y externa, protección catódica, y el reemplazo y revestimiento de cañerías. Adicionalmente, las Resoluciones N° 1.660 y N° 1.903 incluyen definiciones acerca de los costos que deben ser considerados como mejoras o gastos de mantenimiento. Los costos de reparación y mantenimiento se imputan a resultados en el ejercicio en que se incurren.

- Depreciaciones: la Sociedad utilizó hasta el ejercicio terminado el 31 de diciembre de 1999 el método de la línea recta, con una alícuota de depreciación compuesta para el conjunto de los activos afectados a los servicios de transporte de gas natural y producción y comercialización de LGN.

  En relación con los activos afectados al servicio de transporte de gas natural, las Resoluciones N° 1.660 y N° 1.903 emitidas por el ENARGAS establecieron vidas útiles máximas a considerar para cada tipo de bien que conforman dichos activos aplicables a partir del 1 de enero de 2000, las cuales resultan menores a las vidas útiles consideradas por la Sociedad hasta el 31 de diciembre de 1999. La registración de la mayor depreciación, que surge por la aplicación de dichas vidas útiles, sobre la utilidad neta correspondiente al ejercicio terminado el 31 de diciembre de 2000 ascendió a aproximadamente Ps. 17,6 millones. Las nuevas vidas útiles aplicadas por la Sociedad, que se exponen en el Anexo A, no superan las vidas útiles máximas establecidas en las resoluciones mencionadas. Asimismo, dichas normas incluyen lineamientos específicos para la registración de bajas y retiros de bienes de uso. Durante el ejercicio 2000, la Sociedad, siguiendo los lineamientos determinados por el ENARGAS a través de dichas resoluciones y dentro del método de la línea recta, cambió la alícuota de depreciación compuesta, por alícuotas de depreciación individuales para cada tipo de bien que conforman los activos afectados al servicio de transporte de gas. El impacto del cambio de criterio de depreciación para los activos afectados a dicho segmento sobre los resultados acumulados al 31 de diciembre de 1999 y sobre la utilidad neta correspondiente al ejercicio terminado el 31 de diciembre de 2000 no fue significativo.

  Con respecto al conjunto de los bienes afectados a la producción y comercialización de LGN, durante el ejercicio 2000, la Sociedad, dentro del método de la línea recta, también ha cambiado la alícuota de depreciación compuesta, por alícuotas de depreciación individuales para cada tipo de bien que conforman estos activos. El impacto del cambio de criterio de depreciación para dichos activos sobre los resultados acumulados al 31 de diciembre de 1999 y sobre la utilidad neta correspondiente al ejercicio terminado el 31 de diciembre de 2000 no fue significativo.

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Para el resto de los bienes de uso, la Sociedad utiliza el método de la línea recta considerando las alícuotas que se exponen en el Anexo A. El resultado generado por el retiro de estos bienes se reconoce en los resultados del ejercicio en que se genera.

La valuación de los bienes de uso, considerados en su conjunto, no supera su valor recuperable.

i) Activos intangibles

Se encuentran valuados a su costo histórico, reexpresado según lo mencionado en Nota 2.a), menos las correspondientes amortizaciones acumuladas. Los costos preoperativos, de organización, de rescisión de compromisos asumidos por el Contrato de Transferencia y otros se amortizaban en un período de principalmente treinta y cinco años hasta el 31 de diciembre de 2000. A partir del presente ejercicio, la Sociedad amortiza el valor residual de dichos conceptos al 31 de diciembre de 2000 en un plazo de cinco años, de acuerdo a lo mencionado al inicio de esta Nota. La mayor amortización por el cambio de alícuota por el ejercicio terminado el 31 de diciembre de 2001, asciende a aproximadamente Ps. 3,8 millones. Los costos por la celebración de los acuerdos de cobertura de tasa de interés, son diferidos en el plazo correspondiente a los préstamos respectivos. Por su parte, los costos de los programas globales para la emisión de obligaciones negociables así como los costos de las respectivas emisiones de deuda son diferidos en el plazo correspondiente a los programas y emisiones respectivas.

j) Impuesto a las ganancias

El cargo por impuesto a las ganancias se determina aplicando la tasa vigente del 35% sobre la utilidad impositiva estimada de cada ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo.

La conciliación entre el cargo a resultados por impuesto a las ganancias y la utilidad contable antes del impuesto a las ganancias por la tasa vigente, es la siguiente:

	2001	2000
Utilidad neta antes de impuesto a las ganancias	170.191	196.238
Tasa de impuesto a las ganancias	35%	35%
	59.567	68.683
Diferencias en bienes de uso	(1.368)	(210)
Efecto neto de reexpresión a moneda constante	1.576	1.445
Resultado por operaciones con sociedad vinculada no trascendido a terceros	286	-
Diferencias en activos intangibles	1.470	(94)
Otros no individualmente significativos	222	151
Impuesto a las ganancias	61.753	69.975

La provisión para impuesto a las ganancias, neta de anticipos, incluida en el rubro "Cargas fiscales" al 31 de diciembre de 2001 y 2000 asciende a 9.796 y 18.238, respectivamente.

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k) Previsiones

- Deducidas del activo: se han constituido para regularizar la valuación de créditos por ventas. Esta previsión cubre ciertos deudores que presentan índices de incobrabilidad, determinados en base a un análisis de los mismos realizado por la Dirección de la Sociedad.

- Incluidas en el pasivo: se han constituido para afrontar situaciones contingentes que podrían originar obligaciones para la Sociedad. En la estimación de los montos se ha considerado la probabilidad de su concreción tomando en cuenta las expectativas de la Dirección de la Sociedad y la opinión de sus asesores legales.

El detalle de las previsiones se expone en el Anexo E.

l) Cuentas del patrimonio neto

Se encuentran reexpresadas según lo mencionado en Nota 2.a), excepto la cuenta "Capital social" la cual se ha mantenido por su valor de origen. El ajuste derivado de su reexpresión se expone en la cuenta "Ajuste del capital social".

m) Cuentas del estado de resultados

Los cargos por consumos de activos no monetarios se reexpresaron en función de la fecha de origen de dichos activos de acuerdo con lo mencionado en Nota 2.a).

Los "Resultados financieros y por tenencia" incluyen principalmente intereses generados por activos y por pasivos. Los intereses generados por pasivos se exponen netos de intereses activados en bienes de uso por 5.680 y 3.299 durante los ejercicios terminados el 31 de diciembre de 2001 y 2000, respectivamente.

3. INFORMACION POR SEGMENTO DE NEGOCIOS

El negocio principal de la Sociedad consiste en la prestación del servicio de transporte de gas natural a través del sistema de gasoductos sur. Asimismo, la Sociedad efectúa tareas de producción y comercialización de LGN en el Complejo Cerri y presta otros servicios relacionados no regulados.

La utilidad operativa contiene los ingresos por ventas netas menos los gastos operativos. En el cómputo de la utilidad operativa no se han tenido en cuenta los siguientes conceptos: otros egresos, netos, resultado de inversiones permanentes, resultados financieros y por tenencia e impuesto a las ganancias. Ver Nota 6.a) por registración de la pérdida correspondiente al crédito resultante del diferimiento del efecto del índice de precios al productor de bienes industriales de los Estados Unidos de Norteamérica ("PPI") sobre las tarifas de transporte de gas por los ejercicios terminados el 31 de diciembre de 2001 y 2000.

Los activos identificables a cada segmento son aquellos utilizados por la Sociedad para el desarrollo de cada actividad. Los activos no identificables a algún segmento fueron agrupados bajo "Administración central" e incluyen las inversiones, entre otros.

No existen ventas entre los segmentos de negocios.

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Ejercicio terminado el 31 de diciembre de 2001	Transporte de gas	Producción y comercialización de LGN	Otros servicios	Administración central	Total
Ingresos por ventas netas	422.389	102.893	16.349	-	541.631
Utilidad (pérdida) operativa	303.240	39.687	4.840	(28.587)	319.180
Depreciación de bienes de uso	56.631	10.792	3.730	5.209	76.362
Inversiones en bienes de uso (incluye obras en curso)	153.139	4.545	32.077	1.326	191.087
Activos identificables	1.899.650	179.779	87.557	94.676	2.261.662

Ejercicio terminado el 31 de diciembre de 2000 (1)					
Ingresos por ventas netas	384.090	68.271	28.063	-	480.424
Utilidad (pérdida) operativa	274.181	40.744	6.124	(24.342)	296.707
Depreciación de bienes de uso	52.194	10.597	3.554	6.227	72.572
Inversiones en bienes de uso (incluye obras en curso)	47.926	3.245	7.585	2.380	61.136
Activos identificables	1.811.327	198.595	56.782	55.246	2.121.950

(1) Ver Nota 2.

En el curso normal de su negocio de transporte de gas, la Sociedad otorga crédito principalmente a las compañías distribuidoras de gas, Pecom Energía, Profertil S.A. ("Profertil") y a YPF S.A. ("YPF"). La concentración de créditos por los principales clientes, así como los importes de las principales ventas brutas efectuadas durante los ejercicios terminados el 31 de diciembre de 2001 y 2000, se exponen a continuación:

	2001		2000	
Transporte de gas :	Ventas brutas	Créditos por ventas	Ventas brutas	Créditos por ventas
MetroGas S.A.	172.531	18.106	169.405	16.090
Camuzzi Gas Pampeana S.A	76.190	9.991	74.057	7.627
Gas Natural BAN S.A.	56.226	6.196	50.553	5.728
Pecom Energía	21.042	2.472	18.933	1.863
Camuzzi Gas del Sur S.A	15.657	3.126	15.507	1.422
Profertil	13.176	1.129	8.568	1.124
YPF	8.568	1.894	10.880	1.049

Los principales clientes en el segmento de producción y comercialización de LGN son Polisur S.A., Repsol YPF Trading y Transporte S.A. ("RYTTSA"), Petrobras International Finance Company ("Petrobras") e YPF. Los importes

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de ventas brutas efectuadas a estos clientes durante los ejercicios terminados el 31 de diciembre de 2001 y 2000, así como los saldos de créditos por ventas relacionados a dichas fechas, se exponen a continuación:

	2001		2000	
Producción y comercialización de LGN:	**Ventas brutas**	**Créditos por ventas**	**Ventas brutas**	**Créditos por ventas**
Polisur S.A.	30.674	4.017	12.615 (1)	7.439
RYTTSA	21.342	1.476	-	-
Petrobras	8.943	2.710	20.258 (1)	7.950
YPF	7.963	1.474	19.249	3.885

(1) Corresponde a los servicios de producción de LGN y las comisiones por su comercialización por cuenta y orden de terceros.

4. INFORMACION ADICIONAL SOBRE LOS ESTADOS DE ORIGEN Y APLICACION DE FONDOS

Para la confección de los estados de origen y aplicación de fondos se ha considerado como concepto de fondos el equivalente a caja más inversiones cuyo vencimiento original no supere el plazo de tres meses. La Sociedad utiliza el método indirecto, el cual requiere una serie de ajustes a la utilidad neta del ejercicio para obtener los fondos generados por las operaciones.

Importes abonados en concepto de:

	2001	2000
Impuesto a las ganancias	69.364	77.180
Intereses (neto de intereses capitalizados)	94.071	99.975

Las operaciones de inversión que no afectaron fondos durante los ejercicios terminados el 31 de diciembre de 2001 y 2000, incluyen adquisiciones de bienes de uso por 6.813 y 16.715 que no habían sido abonadas a dichas fechas, respectivamente, así como la adquisición de bienes de uso en forma financiada por 365 al 31 de diciembre de 2001.

5. PRESTAMOS

La Sociedad mantiene vigente acuerdos de préstamos de corto plazo por un total de 252.348. Dicho monto incluye US$ 100.000 correspondientes a la tercera emisión de obligaciones negociables bajo el programa global de 1993 que devengan intereses al 2,81% anual y aproximadamente 20.479 correspondientes a préstamos en yenes, todos ellos descriptos más adelante. La tasa de interés promedio ponderada al 31 de diciembre de 2001 para los acuerdos de préstamos, con excepción de la emisión de obligaciones negociables mencionada, es de aproximadamente 6,04% anual.

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El detalle de los préstamos no corrientes vigentes al 31 de diciembre de 2001 y 2000 es el siguiente:

	2001	2000 (2)
Obligaciones Negociables: Programa 1993 Tercera emisión, vencimiento en 2002	-	100.000
Préstamos del Banco Interamericano de Desarrollo ("BID") (entre 5,72% y 10,19%), vencimientos hasta el 2011	326.000	326.000
Obligaciones Negociables: Programa 1999 Primera emisión al 6,32%, vencimiento en 2003	150.000	150.000
Obligaciones Negociables: Programa 1999 Segunda emisión al 10,38%, vencimiento en 2003 (1)	149.809	149.541
Obligaciones Negociables: Programa 2000 Primera emisión al 4,33%, vencimiento en 2006	200.000	-
Otros préstamos bancarios (entre 3,29% y 4,37% en 2001), vencimientos hasta el 2006	16.986	29.675
	842.795	755.216

(1) Neto de descuentos de emisión.
(2) Ver Nota 2.

A continuación se brinda información adicional sobre los principales préstamos vigentes al 31 de diciembre de 2001:

- Obligaciones Negociables

Programa Global de 1993:

La Asamblea de Accionistas del 27 de agosto de 1993 aprobó la creación de un programa global conformado por un programa para la emisión de obligaciones negociables de corto plazo (Euro Commercial Papers) y otro para la emisión de obligaciones negociables de mediano plazo (Euro Medium Term Notes), que permitía la emisión de obligaciones negociables hasta un monto máximo total en circulación en todo momento de US$ 350 millones. En la Asamblea de Accionistas del 6 de marzo de 1996, se decidió aumentar el monto máximo del programa a US$ 500 millones. El Programa Global fue autorizado por la Bolsa de Comercio de Buenos Aires ("BCBA") y la CNV.

A continuación se describe la emisión vigente al 31 de diciembre de 2001 efectuada por la Sociedad bajo este Programa Global:

- *Tercera emisión:* Títulos registrables con vencimiento a cinco años, cuya amortización se produce en una única cuota el 18 de diciembre de 2002, por US$ 100 millones. Dichos títulos devengan intereses a tasa LIBO de seis meses más un margen del 0,65% durante el primer año de vigencia, creciente hasta el 0,85% para el quinto año. La cotización de esta emisión fue autorizada por la Bolsa de Luxemburgo y la BCBA. Los fondos obtenidos de esta colocación fueron destinados a la refinanciación de pasivos, a la inversión en activo fijo y a la financiación de capital de trabajo.

Programa Global de 1999:

La Asamblea de Accionistas del 17 de febrero de 1999 ratificó la autorización otorgada en la Asamblea de Accionistas del 17 de febrero de 1998 para la creación de un nuevo Programa Global para la emisión de obligaciones negociables por un monto total de US$ 500 millones, para reemplazar el Programa Global de 1993 que

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venció a fines de 1998. Dicho Programa ha sido autorizado por la CNV, la BCBA y la Bolsa de Luxemburgo. A continuación se describen las emisiones vigentes al 31 de diciembre de 2001 bajo este Programa Global:

- *Primera emisión*: Títulos registrables de mediano plazo (3 años) por US$ 150 millones, cuya amortización se produce en una única cuota el 27 de marzo de 2003. Los títulos devengan intereses a tasa LIBO de 30, 60, 90 ó 180 días a elección de la Sociedad, más un margen del 2,25% durante el primer año, creciente hasta el 3% para el tercer año. El vencimiento del período de intereses en vigencia es el 28 de enero de 2002. La BCBA autorizó la cotización de esta emisión. Los fondos obtenidos de esta colocación fueron destinados a la refinanciación de las series emitidas bajo el Programa Global de 1997 creado en febrero de 1997 por un plazo de 36 meses y cuyas últimas series fueron canceladas el 27 de marzo de 2000.

- *Segunda emisión*: Títulos registrables de mediano plazo (3 años) por US$ 150 millones, emitidos a una paridad del 99,694% cuya amortización se produce en una única cuota el 15 de abril de 2003. Los títulos devengan intereses a una tasa fija del 10,38% anual pagaderos semestralmente. La cotización de esta emisión fue autorizada por la Bolsa de Luxemburgo, la BCBA y el Mercado Abierto Electrónico. Los fondos obtenidos de esta colocación fueron destinados exclusivamente a la precancelación y refinanciación parcial de la segunda emisión de obligaciones negociables bajo el Programa Global de 1996, que vencía en junio de 2000.

Programa Global de 2000:

La Asamblea de Accionistas del 22 de febrero de 2000 aprobó la creación de un nuevo Programa Global para la emisión de obligaciones negociables de corto y mediano plazo por un monto máximo total en circulación de hasta US$ 300 millones, para reemplazar el Programa Global de 1997. Dicho Programa ha sido autorizado por la CNV, la BCBA y la Bolsa de Luxemburgo. A continuación se describe la emisión vigente al 31 de diciembre de 2001 bajo este Programa Global:

- *Primera emisión:* Título registrable de mediano plazo (5 años) por US$ 200 millones con vencimiento final el 24 de abril de 2006 colocado en forma privada. El capital será pagado en cinco cuotas semestrales iguales, con un período de gracia de 36 meses. El título devenga intereses a tasa LIBO más un margen de 1,955% anual, pagaderos trimestralmente. El título fue adquirido por el fideicomiso financiero "Titan TGS 2001" y se constituyó en el activo subyacente de la emisión de títulos fiduciarios Clases "A" y "B" efectuada por el mencionado fideicomiso. Por otra parte, los títulos fiduciarios Clase "A" están asegurados bajo una prima que cubre las transferencias de fondos contra el riesgo de no convertibilidad de la moneda local, intransferibilidad y expropiación emitida por "Overseas Private Investment Corporation" ("OPIC"), una agencia del Gobierno de Estados Unidos. Los fondos obtenidos de esta colocación están destinados a financiar el proyecto de inversiones previsto para el período 2001-2003. Pendiente la aplicación de estos fondos conforme a lo previsto, los mismos fueron parcialmente utilizados para el pago de la primera emisión de títulos de deuda bajo el Programa Global de 1996, por un monto de US$ 150 millones, cuyo vencimiento se produjo el 25 de abril de 2001.

- <u>Préstamos del BID</u>

TGS recibió durante el primer semestre de 1999 desembolsos por US$ 226 millones provenientes de un acuerdo con el BID. El préstamo tiene un vencimiento final a 12 años, con un período de gracia de 5 años, lo que resulta en un plazo promedio de 8 años y medio. El acuerdo de préstamo con el BID fue estructurado a través de un tramo A por US$ 50 millones financiado directamente por el BID y un tramo B por US$ 176 millones financiado a través de una colocación privada a inversores extranjeros. El BID es el prestamista titular registrado y el administrador para los tramos A y B. La transacción tuvo un precio de 450 puntos básicos sobre una tasa promedio que devengan los bonos del Tesoro Norteamericano fijada en 5,15% (con relación a US$ 200 millones) y de 375 puntos básicos sobre la tasa

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LIBO (con relación a los US$ 20 millones restantes). Los fondos provenientes de esta transacción están destinados a financiar una porción del plan de inversiones previsto para el período 1998-2002 relacionado con expansiones y mejoras de las actividades de transporte de gas y producción y comercialización de LGN y otros servicios.

Asimismo, en el mes de noviembre de 1999, TGS recibió otro préstamo bajo el acuerdo mencionado anteriormente, por US$ 100 millones. La transacción tiene un vencimiento final a 11 años y medio, con un período de gracia de 4 años y medio, lo que resulta en un plazo promedio de 8 años. El acuerdo de préstamo fue estructurado a través de un tramo A por US$ 25 millones financiado directamente por el BID y un tramo B por US$ 75 millones financiado a través de una colocación privada a inversores extranjeros. La transacción tuvo un precio de 420 puntos básicos sobre una tasa promedio que devengan los bonos del Tesoro Norteamericano fijada en 5,99%. Los fondos provenientes de esta transacción están destinados a financiar una porción del plan de inversiones previsto para los años 1999 a 2002, relacionado con expansiones y mejoras de las actividades de transporte de gas y producción y comercialización de LGN y otros servicios.

- Otros préstamos bancarios

Incluye líneas de crédito otorgadas por el Export Import Bank of USA ("Eximbank") con vencimiento a cinco años y amortización semestral de capital e intereses a tasa LIBO de 180 días más un margen del 0,20% ó el 0,40% anual, según la línea de crédito. Las deudas de capital corrientes por dicho contrato ascienden a 6.680 y 7.052 al 31 de diciembre de 2001 y 2000 y las no corrientes ascienden a 8.212 y 14.891, respectivamente.

Al 31 de diciembre de 2001, la porción corriente incluye préstamos por aproximadamente 2.382 millones de yenes, (equivalentes a aproximadamente US$ 20 millones, al tipo de cambio vigente al inicio de los acuerdos). La Sociedad ha concertado acuerdos de compra de yenes a futuro con el objetivo de establecer una protección frente a la exposición a la devaluación del dólar estadounidense con respecto al yen. Por lo tanto, en dichos acuerdos se estipuló un tipo de cambio fijo a la fecha de vencimiento de cada uno de los préstamos.

Restricciones

La Sociedad está sujeta al cumplimiento de una serie de restricciones derivadas de sus acuerdos financieros las que incluyen, entre otras, las siguientes:

i) Restricciones para otorgar garantías: hasta tanto las obligaciones negociables emitidas permanezcan pendientes de cancelación, la Sociedad no podrá otorgar garantías sobre sus activos y sus ingresos presentes o futuros por deudas contraídas, que en su conjunto superen US$ 10 o 20 millones (según corresponda, de acuerdo a los respectivos programas de deuda de TGS), excepto que financien total o parcialmente la compra o construcción de los activos otorgados en garantía.

ii) Restricciones sobre el nivel de endeudamiento: a cada cierre de estados contables anuales y/o intermedios, las deudas financieras asumidas no podrán superar el 60% o el 65% (según corresponda, de acuerdo a los respectivos programas de deuda de TGS) del total de dichas deudas financieras más el patrimonio neto de la Sociedad. Asimismo, el préstamo concertado con el BID, determina que las deudas financieras asumidas no podrán superar el 65% del total de dichas deudas financieras más el patrimonio neto con exclusión de los activos intangibles, descuentos de emisión no devengados y otros similares.

iii) Restricciones en la relación entre el EBITDA (definido como la utilidad antes de resultados financieros, impuesto a las ganancias, depreciaciones y amortizaciones) y "Resultados financieros y por tenencia": el cociente entre ambos no debe ser inferior a 2,5 a cada cierre de estados contables anuales y/o intermedios.

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Con respecto al efecto de la devaluación del peso argentino y de otras modificaciones a la normativa económica sobre el cumplimiento futuro de las restricciones mencionadas, ver Nota 12.

Instrumentos financieros derivados

Al 31 de diciembre de 2001, TGS mantiene vigente un acuerdo de swap de tasas de interés con el Bank of America por aproximadamente 600 millones de yenes que convierten una deuda a tasa LIBO Yen de 6 meses más un margen anual de 1,125%, en una tasa LIBO Dólar de 6 meses más un margen anual de 1,36%. Asimismo, en "Otros préstamos bancarios" se describen los acuerdos de cobertura de compra de yenes a futuro.

En julio de 2001, TGS celebró con reconocidas instituciones financieras acuerdos de "cap" sobre la tasa LIBO en relación a US$ 150 millones vinculados con la primera emisión del Programa Global de 1999. A través de estos acuerdos, la Sociedad aseguró la tasa LIBO a un costo del 4,75% anual. En los casos en que el nivel de la tasa mencionada resulte inferior al 4,75% anual, TGS deberá abonar la tasa LIBO vigente al inicio de cada período de intereses. La vigencia de estos acuerdos se extiende desde el 27 de julio de 2001 hasta el 27 de marzo de 2003. El costo de estos acuerdos ascendió a aproximadamente US$ 0,7 millones, el cual fue registrado en el rubro "Activos intangibles" y se amortiza en el plazo remanente de la primera emisión del Programa Global de 1999.

Asimismo, en julio de 2001, TGS celebró acuerdos de "cap con knock-out" de la tasa LIBO de tres meses sobre los US$ 200 millones relacionados con la primera emisión del Programa Global de 2000. A través de estos acuerdos, la Sociedad aseguró la tasa LIBO a un costo del 5,25% anual, en el caso que el nivel de la tasa mencionada fluctúe entre el 5,25% y el 8% anual. Sin embargo, en los casos en que el nivel de la tasa mencionada resultara inferior o superior a dicho rango, TGS deberá abonar la tasa LIBO de tres meses vigente del período. Los acuerdos son efectivos desde el 24 de julio de 2001 hasta el 24 de abril de 2006. En virtud de que la emisión de deuda relacionada prevé la amortización de capital en cinco cuotas semestrales a partir del 24 de abril de 2004, los saldos involucrados en los acuerdos financieros mencionados siguen la evolución de la deuda de capital relacionada. El costo de estos acuerdos ascendió a aproximadamente US$ 2,9 millones, el cual fue registrado en el rubro "Activos intangibles" y se amortiza en el plazo remanente de la primera emisión del Programa Global de 2000.

En agosto de 2000, TGS celebró con reconocidas instituciones financieras acuerdos de cap de la tasa LIBO de seis meses sobre los US$ 100 millones relacionados con la tercera emisión del Programa Global de 1993. A través de dichos acuerdos la Sociedad aseguró la tasa LIBO de seis meses a un costo del 7% anual, en el caso que en algún período semestral el nivel de dicha tasa fluctúe entre el 7% y el 8% anual. Por lo tanto, en los casos en que el nivel de la tasa mencionada resultara inferior o superior a dicho rango TGS deberá abonar la tasa LIBO de seis meses vigente del período. La vigencia de estos acuerdos se extiende desde el 18 de diciembre de 2000 hasta el 18 de diciembre de 2002. El costo de dichos acuerdos ascendió a US$ 0,3 millones, el cual se registró en el rubro "Activos intangibles" y se amortiza en el plazo remanente de la tercera emisión del Programa Global de 1993. Asimismo, la Sociedad mantuvo hasta mediados de junio de 2000 acuerdos de swap de tasas de interés sobre los US$ 100 millones mencionados anteriormente.

En 1998, la Sociedad concertó dos acuerdos de cobertura de tasa de interés en virtud de los cuales aseguró la tasa de los bonos del Tesoro Norteamericano a un costo entre 5,66% y 5,89% sobre US$ 200 millones, con el objeto de asegurar la tasa del préstamo del BID mencionado anteriormente. La Sociedad liquidó uno de los acuerdos en febrero de 1999 por US$ 100 millones y el otro por US$ 100 millones en forma fraccionada en marzo y abril de 1999. Las liquidaciones de estos acuerdos representaron un costo total de aproximadamente Ps. 11 millones, el cual está registrado en el rubro "Activos Intangibles" y se amortiza en el plazo del préstamo del BID mencionado.

Adicionalmente, la Sociedad suscribió un acuerdo de cobertura para asegurar la tasa a cinco años de los bonos del Tesoro Norteamericano, ante la perspectiva de una emisión de deuda de US$ 200 millones por dicho plazo, a una tasa

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promedio de 5,62%, y con el objeto de refinanciar la primera emisión del programa global de 1993. Debido a la inestabilidad en los mercados de capitales, la Sociedad debió emitir con dicho objeto la segunda emisión del Programa Global de 1996 por un monto de US$ 200 millones y a un plazo de 18 meses. Consecuentemente, el costo del acuerdo de cobertura, liquidado en enero de 1999, el cual ascendió a aproximadamente Ps. 8 millones (registrado como un costo financiero en el rubro "Activos Intangibles") es amortizado en función a los plazos de las refinanciaciones.

6. MARCO REGULATORIO

a) Aspectos Generales

En relación con el transporte de gas, la Sociedad está sujeta al marco regulatorio dispuesto por la ley N° 24.076 y a las reglamentaciones que dicte el ENARGAS, el cual tiene entre sus facultades el establecimiento de las bases de cálculo de las tarifas, su aprobación y contralor. De acuerdo a dicho marco regulatorio, las tarifas de transporte se deben calcular en dólares estadounidenses, convertibles a pesos en el momento de la facturación. Las tarifas de transporte de gas utilizadas por TGS fueron establecidas en la privatización y corresponde su ajuste, previa autorización, en los siguientes casos: (i) semestralmente, por variación en el PPI y (ii) por revisión quinquenal de las mismas, conforme a los factores de eficiencia y de inversión que determine el ENARGAS. El factor de eficiencia reduce las tarifas por efecto de programas de eficiencia futuros, mientras que el factor de inversión incrementa las mismas para compensar a las licenciatarias por inversiones futuras. Además, sujeto a la aprobación del ENARGAS, las tarifas se deben ajustar para reflejar circunstancias no recurrentes o cambios impositivos, con excepción del impuesto a las ganancias.

Durante 1996 y 1997 se llevó a cabo el proceso de revisión quinquenal de tarifas. En 1996, el ENARGAS determinó la tasa de costo de capital a ser utilizada en el cálculo de los factores de eficiencia y de inversión. La misma, que fue fijada en un 11,3% anual, representa el costo promedio del capital. Como resultado final de dicho proceso que culminó en diciembre de 1997, la Sociedad redujo 6,5% sus tarifas, a partir del 1 de enero de 1998, por aplicación del factor de eficiencia calculado por el ENARGAS para el período quinquenal 1998-2002. Con respecto al factor de inversión, el ENARGAS autorizó la aplicación de incrementos periódicos en tarifas hasta enero de 2002 resultando en un promedio ponderado total a dicha fecha de 2,6% para compensar inversiones por un total de aproximadamente US$ 70 millones que consisten principalmente en la modificación del anillo de alta presión del Gran Buenos Aires, en la expansión del gasoducto Cordillerano en el Oeste de la República Argentina y en mejoras al gasoducto General San Martín como preparación para futuras expansiones.

El ENARGAS, a través de la Resolución N° 1.470 de enero de 2000, previo acuerdo con las licenciatarias de distribución y transporte, resolvió diferir a través de su financiamiento y posterior recupero, por única vez y con carácter excepcional, la aplicación del PPI correspondiente al primer semestre del año 2000, que registró un incremento del 3,78%, hasta el 1 de julio de 2000. En agosto de 2000, el Poder Ejecutivo Nacional emitió el Decreto N° 669/00, que tuvo como antecedente un acta acuerdo firmada por la Secretaría de Energía de la Nación, en representación del Ministerio de Economía de la Nación, el ENARGAS y TGS, junto con otras empresas licenciatarias de gas natural. Dicho decreto establecía, con respecto a los ingresos devengados durante el primer semestre de 2000 por la aplicación del ajuste del PPI anteriormente mencionado, con más los intereses devengados, que los mismos serían facturados en doce meses a partir del 1 de julio de 2000 a través de un aumento en las tarifas de transporte. Asimismo, dicho decreto determinó el diferimiento de la aplicación de los ajustes a tarifas de transporte por aplicación del PPI a partir del 1 de julio de 2000 hasta el 30 de junio de 2002 (los aumentos del PPI a partir del 1 de julio de 2000, 1 de enero de 2001 y 1 de julio de 2001 fueron de 2,32%, 4,01% y 0,44%, respectivamente). Los ingresos devengados por la aplicación del PPI más los intereses compensatorios correspondientes, formarían parte de un fondo, en la medida que no excediera una determinada banda, que sería facturado en 24 meses, a través de un ajuste tarifario, a partir del 1 de julio de 2002. A fines de agosto de 2000, el

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Juzgado Nacional en lo Contencioso Administrativo Federal N° 8 hizo lugar a la medida cautelar requerida por el Defensor del Pueblo de la Nación y ordenó dejar en suspenso la vigencia del Decreto N° 669/00, por considerar que resulta verosímil el derecho invocado por el Defensor del Pueblo de la Nación al solicitar la suspensión de dicho Decreto, basado en que la aplicación del PPI constituía una contradicción a la Ley N° 23.928 de Convertibilidad. Posteriormente, el Poder Ejecutivo Nacional, el ENARGAS y la mayoría de las licenciatarias apelaron dicha medida. En octubre 2001, la Cámara de Apelaciones notificó la confirmación de la medida cautelar, hasta tanto se pronuncie sentencia sobre el fondo de la cuestión. TGS interpuso contra dicho fallo un recurso extraordinario ante la Corte Suprema de Justicia de la Nación ("CSJN"), tendiente a revocar la medida cautelar dictada.

En agosto de 2000, enero y julio de 2001, el ENARGAS comunicó a TGS que correspondía acatar la medida judicial, aún cuando no se había declarado la nulidad del Decreto N° 669/00, por lo que aún no se aplicaban los efectos de dicho decreto sobre las tarifas, las cuales debían mantenerse en los valores vigentes durante el primer semestre del año 2000 hasta tanto hubiera una resolución judicial definitiva. La Sociedad solicitó al ENARGAS que reconsiderara la decisión de aplicar el cuadro tarifario anterior al dictado del Decreto N° 669/00 y ordenara la aplicación de las tarifas que resulten de aplicar la Resolución N° 1.470, antes mencionada.

Al 31 de diciembre de 2001, la Sociedad había registrado los mayores ingresos derivados de la aplicación del Decreto 669/00, considerando, entre otros, que (i) el diferimiento de la facturación de los mencionados incrementos tarifarios constituía un método de financiación establecido por el Gobierno Argentino relacionado con servicios ya prestados por TGS, sin necesidad que la Sociedad brindara servicios futuros a sus clientes y (ii) en el caso que dicho diferimiento no pudiera ser facturado a los clientes, la Sociedad debería recibir del Gobierno Argentino una compensación equivalente al monto no facturado.

Como consecuencia de la declaración por parte del Gobierno Nacional del incumplimiento del pago de los servicios de la deuda externa en diciembre de 2001 y la posterior sanción, en enero de 2002, de la Ley N° 25.561 (Ley de Emergencia Pública y Reforma al Régimen Cambiario) descripta en Nota 12., cuyas disposiciones incluyen, entre otras, la eliminación de las cláusulas de ajuste de las tarifas por el valor dólar y aquellas basadas en índices de precios de otros países y cualquier otro mecanismo indexatorio, la fijación de la relación de cambio de un peso igual un dólar para las tarifas, y la renegociación de los contratos de servicios públicos cuyo alcance no ha sido definido con precisión, el traslado a la tarifa del PPI que legítimamente reclama la Sociedad resulta improbable, estando condicionado a hechos futuros fuera del control de la Sociedad la posibilidad de recuperarlo a través del Gobierno Argentino.

Dado el actual escenario, en los presentes estados contables se ha registrado una pérdida de 57.639 en el rubro "Otros egresos netos" correspondiente al diferimiento de los ajustes del PPI devengado durante los ejercicios 2000 y 2001, no implicando de modo alguno una renuncia a derechos y acciones que TGS tiene en base a las expresas disposiciones del Marco Regulatorio. Los mencionados derechos serán mantenidos y ejercidos en toda instancia administrativa y judicial a la que TGS recurra a tal fin, aún incluso dentro del proceso de renegociación referido en la Ley N° 25.561.

Durante el año 2000, se había iniciado el proceso de la segunda revisión quinquenal de tarifas. Con fecha 8 de febrero de 2002, el ENARGAS notificó a TGS sobre la suspensión de los plazos de dicho proceso, hasta tanto se cuente con el resultado del proceso de renegociación antes mencionado.

La Dirección de la Sociedad estima que, como resultado del proceso de renegociación mencionado, no se producirán efectos adversos significativos sobre los activos y los resultados de las operaciones de la Sociedad.

La actividad de producción y comercialización de LGN y otros servicios no se encuentra sujeta a regulación del ENARGAS y, tal como lo prevé el Contrato de Transferencia, está organizada como una sucursal dentro de la Sociedad, llevando información contable separada.

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La Licencia establece, entre otras restricciones, que la Sociedad no podrá asumir deudas correspondientes a CIESA, ni otorgar créditos, garantías reales o de otro tipo a favor de acreedores de dicha sociedad.

b) Activos Esenciales

Una porción sustancial de los activos transferidos de GdE han sido definidos como esenciales para prestar el servicio, por lo cual la Sociedad está obligada a separarlos y mantenerlos junto con sus mejoras futuras de acuerdo con ciertos estándares definidos en la Licencia.

La Sociedad no podrá disponer a ningún título de los activos esenciales, gravarlos, arrendarlos, subarrendarlos o darlos en comodato, ni afectarlos a otros destinos que la prestación del servicio licenciado, sin la previa autorización del ENARGAS. Las ampliaciones y mejoras que la Sociedad incorpore al sistema de gasoductos después de la toma de posesión sólo se podrán gravar para garantizar créditos a más de un año de plazo tomados para financiar nuevas ampliaciones y mejoras del servicio licenciado.

Al finalizar la Licencia, la Sociedad estará obligada a transferir al Poder Ejecutivo Nacional o a quien éste indique, los activos esenciales que figuren en el inventario actualizado a la fecha de dicha finalización, libres de toda deuda, gravamen o embargo, recibiendo el menor de los dos montos siguientes:

i) El valor residual de los activos esenciales de la Sociedad, determinado sobre la base del precio pagado por el Consorcio Adquirente y el costo original de las inversiones subsiguientes llevadas en dólares estadounidenses reexpresados por el PPI, neto de la depreciación acumulada según las reglas de cálculo que determine el ENARGAS.

ii) El producido neto de una nueva licitación.

7. CAPITAL SOCIAL Y DIVIDENDOS

a) Estructura del Capital Social

La Sociedad fue constituida el 24 de noviembre de 1992 con un capital social de 12. En la Asamblea General Ordinaria y Extraordinaria de Accionistas N° 1 de fecha 28 de diciembre de 1992 se aprobó un aporte irrevocable de capital que en moneda de dicho momento ascendió a 794.483 y se decidió un aumento del capital social que, en esa misma moneda, ascendió a 557.297, mediante la capitalización parcial de dicho aporte a la espera de la finalización del inventario de los activos transferidos. La Asamblea General Ordinaria del 24 de marzo de 1994, aprobó la capitalización del aporte irrevocable remanente, en virtud de haberse completado el inventario mencionado. Por lo tanto, el capital social se incrementó en 237.186, ascendiendo a un total de 794.495 en moneda de dicho momento.

El Estado Nacional retuvo inicialmente el 27% del capital de la Sociedad compuesto exclusivamente por acciones Clase "B", el cual fue vendido posteriormente en dos etapas. Una parte sustancial fue vendida en 1994 a través de una oferta pública nacional e internacional. Fuera de Argentina las acciones fueron colocadas bajo la forma de American Depositary Shares ("ADSs"), que representan 5 acciones cada uno. Los ADSs emitidos en los Estados Unidos de Norteamérica fueron registrados en la SEC y cotizan en la New York Stock Exchange. El remanente, representativo de aproximadamente el 2% del capital social, fue vendido a inversores locales y del exterior durante 1996.

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La Sociedad está obligada a mantener en vigencia la autorización de oferta pública de su capital social y la correspondiente autorización para cotizar en mercados de valores autorizados en la República Argentina como mínimo durante el término de quince años contados a partir de los respectivos otorgamientos.

b) Limitación a la Transmisibilidad de las Acciones de la Sociedad

Para transferir las acciones ordinarias de Clase "A" (representativas del 51% del capital social) según el estatuto de la Sociedad, se deberá requerir la aprobación previa del ENARGAS así como la aprobación unánime de los accionistas de CIESA según acuerdos suscriptos entre ellos. El Pliego de Bases y Condiciones para la privatización de GdE ("el Pliego") prevé que dicha aprobación previa del ENARGAS podrá ser otorgada siempre que:

- la venta comprenda el 51% del capital social o, si no se tratare de una venta, el acto que reduce la participación resulte en la adquisición de una participación no inferior al 51% por otra sociedad inversora,

- el solicitante acredite que mediante la misma no desmejorará la calidad de la operación del servicio licenciado,

En el caso de accionistas de CIESA que hayan calificado merced al patrimonio neto, la garantía y/o los antecedentes técnicos de sus respectivas sociedades controlantes, la venta de las acciones representativas del capital de dichos integrantes por su respectiva controlante final, directa o indirecta, y/o la cesación del gerenciamiento invocado, en su caso, requiere la previa autorización del ENARGAS.

Para reducir voluntariamente su capital, rescatar sus acciones o efectuar cualquier distribución de su patrimonio neto, adicional al pago de dividendos de conformidad con la Ley de Sociedades Comerciales, la Sociedad debe requerir la previa conformidad del ENARGAS.

c) Distribución de dividendos

Por el ejercicio terminado el 31 de diciembre de 2000, la Sociedad distribuyó dividendos en efectivo por 88.372 (ó 0,111 por acción), de los cuales 42.689 (ó 0,054 por acción) habían sido abonados en forma anticipada en agosto de 2000, en base a los resultados del primer semestre de 2000 y el remanente fue pagado en marzo de 2001. El Directorio de TGS someterá a consideración de la Asamblea de Accionistas a celebrarse el 14 de mayo de 2002, la propuesta de distribución del resultado del ejercicio. La base de distribución asciende a 204.497 y la propuesta de distribución es la siguiente: (i) dividendos en efectivo por 48.544 (ó 0,061 por acción) por el ejercicio terminado el 31 de diciembre de 2001, los cuales fueron abonados en forma anticipada en el mes de agosto de 2001, en base a los resultados del primer semestre de 2001, (ii) reserva legal por 5.422 y (iii) cuenta nueva por 150.531.

De acuerdo con la ley N° 25.063, los dividendos que se distribuyan, en dinero o en especie, en exceso de las utilidades impositivas, estarán sujetos a una retención del 35% en concepto de impuesto a las ganancias con carácter de pago único y definitivo. La Dirección de la Sociedad considera que dicha retención no tiene efectos sobre la distribución de dividendos anteriormente mencionada.

Ver Nota 12 respecto a la restricción a la transferencia de dividendos al exterior.

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d) Restricciones a los resultados acumulados

De acuerdo con las disposiciones de la Ley de Sociedades Comerciales, el 5% de la utilidad neta del ejercicio, deberá destinarse a la constitución de la reserva legal, hasta que la misma alcance el 20% del capital social.

Adicionalmente, el estatuto social prevé la emisión a favor de todo el personal en relación de dependencia de Bonos de Participación en los términos del artículo 230 de la Ley de Sociedades Comerciales, de forma tal de distribuir el 0,25% de la utilidad neta de cada ejercicio, concepto que se encuentra provisionado dentro del rubro "Remuneraciones y cargas sociales".

Ver Nota 12 respecto a las diferencias de cambio negativas a ser registradas con posterioridad al 31 de diciembre de 2001.

8. ASUNTOS LEGALES Y REGULATORIOS

a) En abril de 1996, GdE interpuso una demanda judicial contra la Sociedad tendiente al reembolso de Ps. 23 millones abonados en relación a órdenes de compra por dos plantas compresoras. TGS rechazó dicho reclamo sobre la base que la Sociedad no posee ninguna obligación hacia GdE en virtud que TGS adquirió los derechos sobre dichas plantas como parte de los activos transferidos en la privatización de 1992. A fines de febrero de 2000, recayó sentencia de primera instancia, haciendo lugar al reclamo de GdE por el total del monto demandado con más sus intereses (calculados a la tasa pasiva del BCRA Comunicado 14.290 desde la fecha en que GdE abonó las órdenes de compras mencionadas anteriormente) y costas. En agosto de 2001, la Cámara de Apelaciones confirmó en forma parcial el fallo en primera instancia, ordenando a TGS a pagar el precio justo de las plantas transferidas, que deberá surgir de una pericia judicial. La Sociedad registró dichas plantas en el rubro "Bienes de uso" por un valor de Ps. 4,8 millones basado en el costo de adquisición de equipos similares. La Cámara de Apelaciones decidió diferir la imposición de costas judiciales hasta tanto se determine el valor del juicio resultante de la pericia que se ha ordenado. En octubre de 2001, la Sociedad interpuso ante la CSJN recursos de apelación tanto ordinario como extraordinario sobre la decisión judicial mencionada. En diciembre de 2001, la CSJN concedió a TGS el recurso ordinario oportunamente presentado. En opinión de la Dirección de la Sociedad, las sentencias mencionadas se fundan en una parcial interpretación de los hechos y pruebas presentadas por TGS, incurriendo en graves omisiones e inexactitudes que las tornan arbitrarias. La Sociedad estima que es muy probable que los recursos mencionados reviertan las sentencias de primera y segunda instancia, en base a los hechos y pruebas mencionadas anteriormente.

b) A la fecha de emisión de los presentes estados contables, GdE, directamente o por intermedio del ENARGAS, no ha dado cumplimiento a las obligaciones que surgen del Contrato de Transferencia y de la Licencia en virtud de las cuales es responsable de regularizar las servidumbres relacionadas con el sistema transferido, y del pago a propietarios de cualquier indemnización o cargo con respecto a las mismas por el período inicial de cinco años, finalizado el 31 de diciembre de 1997. Para poder cumplir con su programa de inversiones con el objetivo de acondicionar el sistema de transporte de gas a niveles de seguridad y confiabilidad exigidos en la Licencia, la Sociedad ha celebrado convenios de derecho de paso y servidumbres con ciertos propietarios, procediendo a abonar los mismos. Por consiguiente, TGS ha iniciado una acción judicial contra GdE tendiente al recupero de los montos abonados.

El 7 de octubre de 1996, el Poder Ejecutivo Nacional, mediante Decreto N° 1.136/96 creó el Fondo de Contribución, establecido en forma alternativa por la Licencia para atender a las erogaciones correspondientes a la regularización de las servidumbres e indemnizaciones a cargo de GdE por el período inicial de cinco años,

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contados a partir de la privatización. El ENARGAS administra dicho fondo, el cual se constituye a través de un cargo que, en concepto de contribución, se incluye en las tarifas del servicio de transporte de gas natural y es reembolsado al ENARGAS. Asimismo, TGS ha reclamado administrativamente a GdE-ENARGAS los montos abonados por servidumbres relacionadas con instalaciones existentes al 28 de diciembre de 1992. En diciembre de 1997 el ENARGAS ha dispuesto que reconocerá el reembolso de los gastos útiles, a criterio del Estado Nacional, originados en servidumbres. Los importes relacionados con este concepto al 31 de diciembre de 2001, registrados en el rubro "Otros créditos no corrientes" ascienden a aproximadamente 4.200. La Sociedad estima recuperar los montos abonados, en virtud de los derechos que la asisten derivados de la Licencia.

Por las servidumbres que TGS debe abonar a partir del 1 de enero de 1998, la Sociedad está tramitando ante el ENARGAS su recupero a través de un traslado a las tarifas de transporte. La Sociedad estima recuperar los montos abonados, en virtud de los derechos que la asisten.

c) La Sociedad ha recibido reclamos por parte de las Direcciones de Rentas de las Provincias de Neuquén, Río Negro y Santa Cruz tendientes al cobro de impuesto de sellos que, acorde a la pretensión fiscal, gravarían los contratos y las ofertas para la prestación del servicio de transporte de TGS con sus clientes y otros contratos celebrados al momento y con motivo de la privatización de GdE.

Con respecto al reclamo iniciado por la Provincia de Río Negro, en septiembre de 1999, la Dirección de Rentas de dicha provincia formalizó el mismo a través de una determinación de oficio. La Sociedad notificó al Estado Nacional su posición e interpuso un recurso administrativo ante la Dirección de Rentas de la mencionada provincia, el cual fue rechazado en enero de 2001. Con fecha 1 de febrero de 2001, TGS interpuso ante dicha decisión administrativa un recurso administrativo de alzada ante el Ministro de Hacienda de la Provincia de Río Negro, siendo el mismo rechazado a comienzos de abril de 2001. Dicha provincia intimó a la Sociedad a ingresar el monto que surge de la liquidación definitiva que asciende a aproximadamente Ps. 438 millones (incluyendo intereses y multas al 30 de abril de 2001). Con fecha 21 de marzo de 2001, la Sociedad interpuso ante la CSJN una acción declarativa de certeza, tendiente a que dicho tribunal se expida sobre la legitimidad de la mencionada pretensión provincial. La Sociedad también solicitó a la CSJN que ordene a la provincia a que se abstenga de realizar actos tendientes al cobro del impuesto de sellos hasta tanto dicho tribunal se expida sobre la cuestión de fondo. En abril de 2001, la CSJN hizo lugar a la medida cautelar solicitada por la Sociedad al interponer la acción.

Con relación al reclamo de la Provincia de Santa Cruz, la Dirección de Rentas de dicha provincia notificó a la Sociedad sobre una determinación preliminar por un monto aproximado de Ps. 41 millones (con sus respectivos intereses al 31 de diciembre de 2000). Con respecto a esta determinación, TGS formuló el descargo respectivo ante dicho organismo provincial, encontrándose pendiente de resolución a la fecha de emisión de los presentes estados contables. Asimismo, TGS interpuso ante la CSJN una acción declarativa de certeza a los mismos fines y efectos de la mencionada en el caso del reclamo de la Provincia de Río Negro. En marzo de 2001, la CSJN hizo lugar a la medida cautelar peticionada, ordenando a la Provincia de Santa Cruz que se abstenga de realizar actos tendientes al cobro del impuesto de sellos, hasta tanto dicho tribunal se expida sobre la cuestión de fondo.

Con respecto al reclamo iniciado por la Provincia de Neuquén, en diciembre de 1999 la Dirección de Rentas de dicha provincia formalizó el reclamo a través de una determinación de oficio por un monto aproximado de Ps. 97 millones (con sus respectivos intereses al 31 de diciembre de 1999). Dicha determinación fue apelada ante la Dirección de Rentas de la Provincia de Neuquén. En abril de 2001, la Sociedad recibió una reliquidación de la deuda con más sus intereses y multas, cuyo importe ascendía a dicha fecha a aproximadamente Ps. 210 millones. El 17 de abril de 2001, TGS interpuso un recurso administrativo ante la Dirección de Rentas de dicha provincia sobre la mencionada reliquidación, en mérito a la improcedencia de esta última por encontrarse aún pendiente la resolución del recurso interpuesto contra la determinación de deuda notificada en diciembre de 1999, y contra la aplicación de las multas, por haberse determinado sin respetar el derecho al debido proceso. Por otra parte, en septiembre de 2001, la Dirección de Rentas de la Provincia de Neuquén notificó a la Sociedad sobre sendas

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determinaciones definitivas, en concepto de impuesto de sellos que gravarían el Contrato de Transferencia de acciones celebrado a los efectos de la privatización de GdE y el Contrato de Asistencia Técnica por montos aproximados de Ps. 44 millones y Ps. 6 millones, respectivamente (incluyen intereses al 31 de agosto de 2001). Contra dichas resoluciones, la Sociedad interpuso recursos de reconsideración ante la Dirección de Rentas de dicha provincia, la cual rechazó el recurso interpuesto por el Contrato de Transferencia. Consecuentemente, la Sociedad recurrió este último fallo ante el Ministerio de Economía de la provincia a través de un recurso de alzada. A fines de diciembre de 2001, la Sociedad interpuso ante la CSJN una acción declarativa de certeza, a los mismos fines y efectos de la mencionada en el caso del reclamo de la Provincia de Río Negro, por la totalidad de los reclamos efectuados por la provincia de Neuquén.

La Dirección de TGS considera, que los contratos anteriores a la toma de posesión de TGS no estaban sujetos a impuestos de sellos provinciales, debido a que las partes que los suscribieron eran sociedades pertenecientes al Estado Argentino, quien por su parte, está exento del impuesto. Por otra parte, aún si dichos contratos se encontraran alcanzados por impuestos de sellos, la Dirección de la Sociedad estima que GdE sería el responsable de ingresar este impuesto, según lo previsto por el Contrato de Transferencia y que en el caso que la Sociedad fuera obligada a pagar cualquier monto originado en el impuesto sobre estos contratos, la misma tendría el derecho a ser reembolsada por GdE o el gobierno argentino. En el caso del Contrato de Asistencia Técnica, la Sociedad ha planteado la improcedencia del tributo principalmente atento a que el acuerdo fue celebrado en la Capital Federal para tener efectos allí y no en la Provincia de Neuquén u otra provincia.

En cuanto a las restantes determinaciones, la Dirección de la Sociedad considera que las ofertas para la prestación de servicios de transporte no se encuentran alcanzadas por el gravamen en cuestión. En caso de determinarse que resulten gravadas, TGS interpreta que debe considerarse esa circunstancia como un cambio en la interpretación de una norma tributaria por lo que su impacto debe ser trasladado a la tarifa conforme la regulación en la materia que habilita tal proceso. El ENARGAS ha expresado que los reclamos por impuesto provincial de sellos carecen de fundamento jurídico y que por lo tanto es ilegítimo.

d) Adicionalmente, la Sociedad es parte en ciertos juicios y procedimientos administrativos provenientes del curso ordinario del negocio.

Aunque no pueda asegurarse, la Dirección de la Sociedad considera que existen meritorias defensas, las cuales serán firmemente sostenidas frente a los reclamos antes mencionados, y que cualquier obligación que finalmente pudiera ser determinada, no tendrá un efecto adverso significativo en los resultados de las operaciones y la posición financiera de la Sociedad.

Asimismo, TGS se encuentra tramitando en el ámbito judicial, el recupero del cargo por el impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario establecido en la ley N° 25.063, a través de un aumento en las tarifas de transporte de gas natural, considerando lo previsto en la Licencia. Los montos devengados por dicho concepto durante los ejercicios terminados el 31 de diciembre de 2001 y 2000 ascienden a 2.627 y 6.847, respectivamente, los cuales se han registrado en el rubro "Resultados financieros y por tenencia".

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9. SALDOS Y OPERACIONES CON SOCIEDADES RELACIONADAS, CONTROLADA Y VINCULADA

La principal operación recurrente con las sociedades relacionadas se vincula con el Contrato de Asistencia Técnica que la Sociedad suscribió con el operador técnico, Enron Pipeline Company Argentina S.A. ("EPCA"), en cumplimiento de lo previsto en el Pliego y en el Contrato de Transferencia. A través del mismo se le encomienda el asesoramiento técnico, entre otros, para la operación y mantenimiento de su sistema de transporte de gas y de las instalaciones y equipos conexos de la Sociedad para asegurar que operen, de acuerdo con estándares internacionales y para la protección del medio ambiente. En contraprestación, la Sociedad se compromete a pagar mensualmente honorarios determinados en base a una proporción de ciertos resultados de la Sociedad, no pudiendo ser inferiores a cierta suma mínima anual. El plazo del contrato con EPCA, actualmente vigente, es de ocho años contados a partir del 28 de diciembre de 1992, renovable en forma automática y sucesiva por iguales períodos.

Los saldos significativos pendientes al 31 de diciembre de 2001 y 2000 por operaciones con sociedades relacionadas, controlada y vinculada se detallan a continuación:

	2001		2000	
Sociedad	Saldos a cobrar	Saldos a pagar	Saldos a cobrar	Saldos a pagar
EPCA	2.081 (3)	337	-	2.031
Pecom Energía	5.910	4.742	3.883	4.070
TELCOSUR	1.699	50	283	198
LINK	1.372	4	-	-
Enron América del Sur S.A.	765	549	506	-
Area Santa Cruz II U.T.E. (1)	174	-	404	-
Area Santa Cruz I U.T.E. (2)	311	-	643	-
Total	12.312	5.682	5.719	6.299

(1) Al 31 de diciembre de 2001, Pecom Energía posee una participación del 100% en la U.T.E.
(2) Al 31 de diciembre de 2001, Pecom Energía posee una participación del 71% en la U.T.E.
(3) Del total de dicho saldo, 2.055 están registrados en el rubro "Otros Créditos Corrientes".

Las transacciones significativas realizadas con sociedades relacionadas, controlada y vinculada durante los ejercicios terminados el 31 de diciembre de 2001 y 2000 son las siguientes:

	Ventas					
Sociedad	Transporte	Producción y comercialización de LGN y otros servicios	Sueldos y jornales	Retribución por asistencia técnica	Retribución por servicios de telecomunicaciones	Ingresos por servicios administrativos
EPCA	-	-	835	19.322	-	70
Pecom Energía	21.042	17.618	-	-	-	-
LINK	-	3.978	-	-	-	-
TELCOSUR	-	2.000	-	-	2.021	315
Enron América del Sur S.A.	3.444	129	-	-	-	-
Area Santa Cruz II U.T.E. (1)	-	1.220	-	-	-	-
Area Santa Cruz I U.T.E. (2)	3.250	-	-	-	-	-
Total 2001	27.736	24.945	835	19.322	2.021	385
Total 2000	26.556	31.652	704	21.857	934	157

(1) Al 31 de diciembre de 2001, Pecom Energía posee una participación del 100% en la U.T.E.
(2) Al 31 de diciembre de 2001, Pecom Energía posee una participación del 71% en la U.T.E.

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10. SOCIEDADES CONTROLADA Y VINCULADA

TELCOSUR:

En septiembre de 1998 el Directorio de TGS resolvió aprobar la creación de TELCOSUR cuyo objeto social exclusivo es la prestación de servicios de telecomunicaciones. Dicha sociedad ha sido constituida a fin de permitir optimizar la utilización del sistema de telecomunicaciones de la Sociedad. La participación accionaria de TGS en dicha sociedad es del 99,98%, mientras que EPCA participa del capital social con el 0,02% restante. El 22 de octubre de 1998, la Inspección General de Justicia aprobó la constitución de la sociedad.

El 16 de febrero de 1999, la Secretaría de Comunicaciones de la Nación mediante Resolución Nro. 3.468 otorgó a TELCOSUR la licencia para la prestación, en el régimen de competencia, de servicios de valor agregado y de transmisión de datos en el ámbito nacional. A fines de 1999, TELCOSUR obtuvo de la Comisión Nacional de Comunicaciones la reserva de la mayoría de las frecuencias necesarias para poder operar. El 1 de julio de 2000, TELCOSUR inició sus operaciones.

LINK:

En febrero de 2001 se crea LINK cuyo objeto social es la construcción, propiedad y explotación del sistema de transporte de gas natural que conecta el sistema de TGS con el gasoducto de propiedad de Gasoducto Cruz del Sur S.A. Este gasoducto de vinculación se extenderá desde Buchanán, en el anillo de alta presión que circunda la ciudad de Buenos Aires y que es parte del sistema de gasoductos de la Sociedad, hasta la localidad de Punta Lara.

La participación accionaria de TGS en dicha sociedad es del 49%, mientras que Dinarel S.A. participa del capital social con el restante 51%. El capital social suscripto asciende a 12.

11. NUEVA NORMAS CONTABLES PROFESIONALES

Con fecha 21 de diciembre de 2001, el CPCECABA aprobó nuevas normas contables profesionales (las RT N° 16 a 19 de FACPCE, con ciertos cambios) que introducen modificaciones a las actualmente vigentes en cuanto a criterios de valuación de activos y pasivos, tratamiento de cuestiones especiales antes no contempladas y nuevos requerimientos de exposición a los fines de la preparación de los estados contables. Las mismas serán de aplicación obligatoria para los ejercicios económicos que se inicien a partir del 1 de julio de 2002.

Entre otras cuestiones, las nuevas normas contables establecen: i) prohibiciones expresas de activación de ciertos cargos diferidos y normas de transición para el tratamiento contable de activos intangibles registrados al inicio de su aplicación y que no califican como tales bajo las mismas, ii) la aplicación obligatoria del método de impuesto diferido así como la medición de los saldos de activos y pasivos diferidos sobre bases descontadas, iii) cambios en la frecuencia y metodología para la comparación de los activos con sus valores recuperables, iv) cambios en la activación de costos financieros provenientes del capital de terceros con procesos prolongados de producción o construcción, y v) utilización de valores descontados para la medición de ciertos créditos y pasivos. El efecto de la aplicación de las nuevas normas contables podría afectar los resultados de ejercicios anteriores.

Los efectos derivados de la aplicación de las nuevas normas sobre los estados contables de la Sociedad no han sido evaluados a la fecha de emisión de los presentes estados contables.

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12. HECHOS POSTERIORES – EFECTOS DE LA DEVALUACION DEL PESO ARGENTINO Y DE OTRAS MODIFICACIONES A LA NORMATIVA ECONOMICA

A partir de comienzos de diciembre de 2001, las autoridades nacionales implementaron diversas medidas de carácter monetario y de control de cambios, que comprendían principalmente la restricción a la libre disponibilidad de los fondos depositados en las entidades bancarias y la imposibilidad práctica de realizar transferencias al exterior, con excepción de aquellas vinculadas al comercio exterior. Posteriormente, el Gobierno declaró el incumplimiento del pago de los servicios de la deuda externa y, el 6 de enero de 2002, el Congreso Nacional sancionó la ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario que implicó un profundo cambio del modelo económico vigente hasta ese momento y la modificación de la Ley N° 23.928 de Convertibilidad vigente desde marzo de 1991, y que faculta al Poder Ejecutivo, entre otros aspectos, a sancionar medidas adicionales de carácter monetario, financiero y cambiario conducentes a superar la actual crisis económica en el mediano plazo.

A continuación se enumeran algunas de las medidas adoptadas por el Gobierno Nacional que están en vigencia a la fecha de aprobación de estos estados contables y el efecto de las mismas sobre la posición económica y financiera de la Sociedad.

Régimen cambiario

Con fecha 6 de enero de 2002, se estableció un nuevo régimen cambiario mediante la creación de un mercado oficial y un mercado libre de cambios. En términos generales, por el mercado oficial se cursarían las actividades de exportación, las operaciones de importación de bienes y ciertas actividades financieras sujetas a una previa reestructuración que prolongue sus vencimientos originales. El resto de las operaciones relacionadas con giro o cobro de divisas con el exterior se cursarían en el mercado libre. La paridad inicial fijada para el mercado oficial fue de $ 1,40 por US$ 1. Las cotizaciones del mercado libre resultarían del libre juego de la oferta y la demanda. A partir del 23 de diciembre de 2001 no se operó en el mercado de cambio y el 11 de enero de 2002, fecha de apertura de las operaciones de cambio, el Banco Nación Argentina publicó la primer cotización del mercado libre a $ 1,6 por US$ 1 (vendedor) y $ 1,4 por US$ 1 (comprador).

El 8 de febrero de 2002, se emitió el Decreto N° 260 (Régimen cambiario), el cual estableció a partir del 11 de febrero de 2002 un mercado único y libre de cambios por el cual se cursan todas las operaciones de cambio en divisas extranjeras realizadas al tipo de cambio libremente pactado de acuerdo con los requisitos del Banco Central de la República Argentina.

Depósitos en entidades financieras

De acuerdo con el Decreto No. 214 antes mencionado, a partir del 3 de febrero de 2002, los depósitos en dólares estadounidenses u otras monedas extranjeras en entidades financieras fueron convertidos a pesos a la paridad de $ 1,4 por US$ 1 o su equivalente en otra moneda extranjera. Asimismo, existen restricciones a la disponibilidad de ciertos saldos en cuentas corrientes y cajas de ahorro en dólares y en plazos fijos en pesos o dólares, los que serán devueltos a sus titulares en cuotas, cuyos montos y fechas de vencimiento dependen de los saldos registrados. A estos depósitos reprogramados se les aplica, a partir del 3 de febrero de 2002, un coeficiente de estabilización de referencia ("CER") y una tasa de interés. Adicionalmente, los titulares de los depósitos podrán optar por recibir hasta la suma de US$ 30.000 en un título público.

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Deudas financieras en moneda extranjera

De acuerdo con el Decreto N° 214, las deudas en moneda extranjera con entidades del sistema financiero argentino fueron convertidas a pesos a la paridad de $ 1 por US$ 1 o su equivalente en dicha otra moneda. A estas deudas se les aplica, a partir del 3 de febrero de 2002, el CER y una tasa de interés.

Marco Regulatorio

La Ley de Emergencia dispone que para los contratos de obras y servicios públicos se dejan sin efecto las cláusulas de ajuste de las tarifas de los servicios públicos por el valor del dólar u otra divisa extranjera y aquellas basadas en índices de precios de otros países o cualquier otro mecanismo indexatorio, quedando las tarifas establecidas en pesos a la relación de cambio un peso igual a un dólar. Asimismo, dicha ley autoriza al Poder Ejecutivo Nacional a renegociar los contratos que tengan por objeto la prestación de servicios públicos, teniendo en cuenta los siguientes criterios: i) el impacto de las tarifas en la competitividad de la economía y en la distribución de ingresos, ii) la calidad de los servicios y los planes de inversión, cuando ellos estuviesen previstos contractualmente, iii) el interés de los usuarios y la accesibilidad de los servicios, iv) la seguridad de los sistemas comprendidos, y v) la rentabilidad de las empresas.

Con fecha 12 de febrero de 2002 el Poder Ejecutivo Nacional emitió el Decreto N° 293 a través del cual se encomienda al Ministerio de Economía la renegociación de los contratos con empresas de servicios públicos y se crea una Comisión de Renegociación de Contratos de Obras y Servicios Públicos, y a través del Decreto N° 370 del 22 de febrero de 2002 designa los miembros de la misma, contando con la presencia de un representante de los consumidores. Esta comisión asesorará y asistirá al Ministerio de Economía, quien deberá elevar una propuesta de renegociación, o en su defecto la recomendación de rescisión, al Poder Ejecutivo Nacional dentro de los 120 días de la entrada en vigencia del mencionado decreto para luego ser elevada a las comisiones bicamerales del Congreso que correspondan.

El Ministerio de Economía sólo recientemente ha realizado contacto con las empresas a fin de llevar adelante esta renegociación y por lo tanto, no se pueden determinar cuáles pueden ser las implicancias que estas medidas puedan tener sobre la Sociedad.

A partir de estos eventos, la recuperabilidad de los créditos resultantes del diferimiento de la facturación de los ajustes a la tarifa por variación en el PPI, que la Sociedad había registrado basado en su derecho, sustentado en las Reglas Básicas de la Licencia y en el acuerdo firmado con el Gobierno Nacional y ratificado por un decreto del Poder Ejecutivo Nacional que aseguraba su percepción mediante el ajuste de tarifas futuras, se ha visto afectada (ver Nota 6.).

Contratos en dólares estadounidenses o con claúsulas de ajuste en dólares

Por otra parte, la Ley de Emergencia contiene regulaciones relativas a los contratos privados existentes al momento de la entrada en vigencia de esta ley, pactados en moneda extranjera o con cláusula de ajuste en tales monedas. Al respecto, establece la conversión a pesos de todas las obligaciones a la paridad de $1 = US$1 aplicándose a las mismas el CER. Si las prestaciones se tornaran onerosas y las partes no llegaran a un acuerdo, se podrá recurrir a la justicia a fin de que establezca un valor equitativo. Las obligaciones que se generen con posterioridad a dicha ley no podrán ser alcanzadas por cláusulas de ajuste.

Créditos y deudas no vinculadas al sistema financiero

Las obligaciones de dar dinero nominadas en dólares estadounidenses u otra moneda extranjera, no vinculadas al sistema financiero, cualquiera sea su origen o naturaleza, fueron convertidas a pesos a la paridad de $ 1 por US$ 1 o su equivalente en otra moneda extranjera. A estos saldos se les aplica, a partir del 3 de febrero de 2002, el CER. Si por

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aplicación de esta disposición, el valor resultante de la cosa, bien o prestación, fuere superior o inferior al del momento de pago, cualquiera de las partes podrá solicitar un reajuste equitativo del precio. De no mediar acuerdo, la justicia decidirá sobre el particular.

Diferimiento de la deducción de la diferencia de cambio en el impuesto a las ganancias

Los resultados netos negativos que tengan su origen en la aplicación de los correspondientes tipos de cambio sobre activos y pasivos en moneda extranjera existentes a la fecha de la sanción de la Ley de Emergencia, solo serán deducibles en el impuesto a las ganancias en la proporción de un 20% anual en cada uno de los primeros cinco ejercicios fiscales cerrados con posterioridad a la vigencia de la mencionada ley.

Tratamiento de excepción en los estados contables de diferencias de cambio - Resolución General N° 398 de la CNV

Con fecha 21 de marzo de 2002 la CNV emitió la Resolución General N° 398 mediante la cual dispuso incorporar la posibilidad transitoria de activar las diferencias de cambio, originadas en la financiación externa para la compra de bienes de uso, bienes intangibles e inversiones permanentes en otras sociedades constituidas en el país, producidas a partir del 6 de enero de 2002, según lo establecido por la Resolución M.D. N° 3/02 del CPCECABA para los estados contables que cierren a partir del 31 de enero de 2002.

La citada resolución dispone la activación obligatoria de las diferencias de cambio provenientes de financiaciones directas con límite en el valor recuperable de los activos y la activación, como criterio alternativo, de las diferencias de cambio correspondientes a pasivos en moneda extranjera al 6 de enero de 2002 de las financiaciones indirectas en los activos que califiquen para la activación. Para dichos casos establece a su vez ciertos criterios a seguir a fin de determinar la asignación de la mencionada diferencia de cambio a los activos correspondientes.

Impacto en la situación patrimonial y financiera de la Sociedad

Las disposiciones de la Ley de Emergencia modifican normas del Marco Regulatorio aplicables al transporte y distribución de gas natural, en principio, aquellas que establecen que las tarifas son calculadas en dólares estadounidenses y expresadas en pesos y que son ajustadas de acuerdo a índices internacionales.

En función de las medidas adoptadas por el Gobierno Nacional, de la aplicación de los tipos de cambio vigentes al 4 de abril de 2002, (últimos disponibles a la fecha de aprobación de los presentes estados contables) se estima que impactarían en la situación patrimonial y financiera de la Sociedad al 31 de diciembre de 2001, generando una diferencia de cambio negativa de 1.768.838. Los efectos de esta devaluación junto con las demás medidas adoptadas serán reconocidos contablemente en los estados contables de los períodos siguientes. En base a las recientes reglamentaciones de los organismos contables profesionales y de contralor mencionadas en el punto anterior, la Sociedad estima que una porción significativa será susceptible de activación.

Dado que a la fecha de emisión de los presentes estados contables existe incertidumbre sobre el tipo de cambio para la cobranza y/o cancelación de los activos y pasivos en moneda extranjera, según corresponda, la estimación antes efectuada podría variar una vez conocida la normativa aplicable para cada tipo de transacción. En el caso de que el contexto económico - financiero o nuevos cambios en la legislación y regulaciones vigentes continúen afectando la situación de financiera de la Sociedad, la capacidad de la misma para cumplir con sus obligaciones se vería afectada.

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Asimismo, según la interpretación que se dé a ciertas restricciones impuestas por los préstamos financieros (Nota 5.) éstas podrían no cumplirse. A la fecha de preparación de los presentes estados contables la Sociedad está negociando con sus acreedores financieros la interpretación de dichas cláusulas y las modificaciones en ciertas condiciones de los préstamos existentes a fin de que las mismas contemplen la actual situación de la economía Argentina.

De no lograrse un acuerdo con los acreedores podría llegarse al caso en que las deudas financieras se tornasen exigibles a corto plazo con las dificultades que ello implicaría para su cancelación.

Plan de acción de la Sociedad

La Dirección de la Sociedad se encuentra actualmente definiendo e implementando un plan de acción para revertir el severo impacto del contexto en los resultados de las operaciones de la Sociedad. Entre otras, las principales medidas que se están implantando son (i) un plan de restricción de gastos de manera tal de preservar los fondos generados por las operaciones; y (ii) una disminución de los planes de inversión previstos sin afectar aquellos destinados a garantizar la seguridad en la conducción de las operaciones de la Sociedad.

Los impactos generados por el conjunto de las medidas adoptadas por el Gobierno Nacional sobre los estados contables de la Sociedad al 31 de diciembre de 2001 informados, se calcularon de acuerdo con las evaluaciones y estimaciones realizadas por la Dirección de TGS a la fecha de preparación de los mismos. Los resultados reales futuros podrían diferir de las evaluaciones y estimaciones realizadas a la fecha de aprobación de los presentes estados contables y dichas diferencias podrían ser significativas. Por lo tanto, los estados contables de la Sociedad pueden no informar todos los efectos que podrían resultar de éstas condiciones adversas. Asimismo, no es posible en estos momentos prever la evolución futura de la economía nacional ni sus consecuencias sobre la posición económica y financiera de la Sociedad. En consecuencia, las decisiones que deban tomarse en base a los presentes estados contables deberán considerar los efectos de estas medidas y su evolución futura y los estados contables de la Sociedad deben ser leídos a la luz de estas circunstancias de incertidumbre.

Héctor D. Casal
Por Comisión Fiscalizadora

Pablo A. H. Ferrero
Presidente

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ANEXO A

TRANSPORTADORA DE GAS DEL SUR S.A.

BALANCES GENERALES AL 31 DE DICIEMBRE DE 2001 Y 2000

BIENES DE USO

(Expresados en miles de pesos según lo mencionado en Nota 2.a)

	2001												2000
	Costo original					Depreciaciones							
									Del ejercicio				
Cuenta principal	Al comienzo del ejercicio	Aumentos	Disminuciones	Transferencias	Al cierre del ejercicio	Acumuladas al comienzo del ejercicio	Bajas	Transferencias	Importe	Alic. %	Acumuladas al cierre del ejercicio	Neto resultante	Neto resultante
Gasoductos	1.279.709	-	-	143.353	1.423.062	122.346	-	-	31.906	(1) 2,2	154.252	1.268.810	1.157.363
Plantas compresoras	432.430	-	1.413	19.157	450.174	77.927	837	(118)	17.168	(1) 3,3 a 25	94.140	356.034	354.503
Otras plantas industriales	26	-	-	9	35	1	-	-	2	(1) 3,3	3	32	25
Estaciones de regulación y/o medición de presión	44.114	-	-	738	44.852	7.810	-	-	1.714	(1) 4	9.524	35.328	36.304
Otras instalaciones técnicas	6.752	-	-	1.359	8.111	1.462	-	-	521	(1) 6,7	1.983	6.128	5.290
Subtotal de bienes afectados al servicio de transporte de gas	1.763.031	-	1.413	164.616	1.926.234	209.546	837	(118)	51.311		259.902	1.666.332	1.553.485
Bienes afectados al servicio de tratamiento y compresión de gas	47.147	-	-	10.932	58.079	8.163	-	-	3.397	2,2 a 25	11.560	46.519	38.984
Bienes afectados al servicio de producción y comercialización de LGN	205.958	-	-	5.961	211.919	53.608	-	-	10.279	(1) 5,9	63.887	148.032	152.350
Terrenos	2.803	-	20	90	2.873	-	-	-	-	-	-	2.873	2.803
Edificios y construcciones civiles	54.283	-	-	334	54.617	10.546	-	-	1.034	2	11.580	43.037	43.737
Instalaciones en edificios	2.050	-	-	-	2.050	267	-	-	94	4	361	1.689	1.783
Maquinarias, equipos y herramientas	15.005	230	1.054	501	14.682	8.122	996	-	1.820	6,7 a 20	8.946	5.736	6.883
Sistemas informáticos y de telecomunicaciones	75.160	13	-	27.859	103.032	32.620	-	-	7.522	6,7 y 20	40.142	62.890	42.540
Vehículos	7.637	483	773	-	7.347	5.518	729	-	848	10 y 20	5.637	1.710	2.119
Muebles y útiles	5.002	-	-	-	5.002	4.634	-	-	57	10	4.691	311	368
Materiales	29.504	5.141	1.072	(3.123)	30.450	-	-	118	-	-	118	30.332	29.504
Line pack	5.683	540	-	-	6.223	734	-	-	-	-	734	5.489	4.949
Obras en curso	51.104	184.090	-	(207.170)	28.024	-	-	-	-	-	-	28.024	51.104
Anticipo a proveedores de bienes de uso	6.930	590	-	-	7.520	-	-	-	-	-	-	7.520	6.930
Total 2001	2.271.297	191.087	4.332	-	2.458.052	333.758	2.562	-	76.362		407.558	2.050.494	
Total 2000	2.211.912	61.136	1.751	-	2.271.297	262.139	953	-	72.572		333.758		1.937.539

(1) Ver Nota 2.h).

Héctor D. Casal
Por Comisión Fiscalizadora

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Pablo A. H. Ferrero
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ANEXO B

TRANSPORTADORA DE GAS DEL SUR S.A.

BALANCES GENERALES AL 31 DE DICIEMBRE DE 2001 Y 2000

ACTIVOS INTANGIBLES

(Expresados en miles de pesos según lo mencionado en Nota 2.a)

		2001								2000
		Costo original			Amortizaciones					
Cargos diferidos		Al comienzo del ejercicio	Aumentos	Al cierre del ejercicio	Acumuladas al comienzo del ejercicio	Del ejercicio Importe	Del ejercicio Alíc. %	Acumuladas al cierre del ejercicio	Neto resultante	Neto resultante
Costos preoperativos, de organización, de rescisión de compromisos asumidos por Contrato de Transferencia y otros	(1)	32.089	-	32.089	7.954	5.022 (3)	(4)	12.976	19.113	24.135
Costos de acuerdos de cobertura de tasa de interés	(2)	19.201	3.590	22.791	8.386	2.612 (5)	(4)	10.998	11.793	10.815
Costos de programas y emisiones de obligaciones negociables	(6)	20.063	3.452	23.515	9.732	3.956 (5)	(4)	13.688	9.827	10.331
Total 2001		71.353	7.042	78.395	26.072	11.590		37.662	40.733	
Total 2000		66.357	4.996	71.353	19.553	6.519		26.072		45.281

(1) Incluye aproximadamente 12.122 de costos generados por el Programa de Retiro Voluntario vigente durante el año 1993, el que tuvo una adhesión de 463 empleados.
(2) Ver Nota 5.
(3) Incluidas en "Costos de explotación", ver anexo H.
(4) Ver nota 2.i).
(5) Incluidas en "Resultados financieros y por tenencia".
(6) El valor residual al inicio del ejercicio corresponde a 206, 412, 84 y 9.629 transferidos de los rubros "Otros créditos corrientes", "Otros créditos no corrientes", "Préstamos corrientes" y "Préstamos no corrientes", respectivamente (ver Nota 2).

Héctor D. Casal
Por Comisión Fiscalizadora

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Pablo A. H. Ferrero
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ANEXO C

TRANSPORTADORA DE GAS DEL SUR S.A.

BALANCES GENERALES AL 31 DE DICIEMBRE DE 2001 Y 2000

INVERSIONES NO CORRIENTES

(Expresados en miles de pesos, según lo mencionado en Nota 2.a)

	2001											2000
	Características de los valores				Información sobre el emisor – Ultimos estados contables emitidos							
Denominación y emisor	Valor nominal	Cantidad	Valor de costo	Valor de libros	Actividad principal	Fecha	Capital social	Resultado del ejercicio	Patrimonio neto	% de particip. s/capital social	Valor de libros
Títulos públicos (1)	US$1	10.000.000	10.000	10.000	-	-	-	-	-	-	-
TELCOSUR S.A.	$1	11.998	2.012	957	Prestación de servicios de telecomunicaciones	31/12/01	2.012 (3)	255	957	99,98	702
Gas Link S.A.	$1	5.880	683	(176) (2) (5)	Construcción y explotación de un gasoducto	31/12/01	1.146 (4)	(88)	1.058 (4)	49,00	-

(1) Corresponde a Letras Externas de la República Argentina Tasa Encuesta Serie 74.
(2) TGS ha registrado este saldo acreedor en el rubro "Otros pasivos".
(3) Incluye un aporte irrevocable por 2.000 a cuenta de una futura emisión de acciones.
(4) Constituida con un capital social de 12. Incluye aportes irrevocables por 677 a cuenta de una futura emisión de acciones (Ver Nota 10).
(5) Ver Nota 2.g).

Héctor D. Casal
Por Comisión Fiscalizadora

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Tomo LXXVI - Folio 99

Pablo A. H. Ferrero
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.

BALANCES GENERALES AL 31 DE DICIEMBRE DE 2001 Y 2000

INVERSIONES CORRIENTES

(Expresados en miles de pesos según lo mencionado en Nota 2.a)

	2001		2000
	Valor de costo ajustado	Valor de libros	Valor de libros
Certificados de depósito en moneda local	-	-	6.702
Certificados de depósito en moneda extranjera	36.006	36.006 (1)	8.645
Titulos Públicos	123	123	58
Cuenta Corriente remunerada en moneda local	2.450	2.450	-
Cuenta Corriente remunerada en moneda extranjera	12.973	12.973 (1)	-
Fondo Común de Inversión en moneda local	-	-	830
Fondo Común de Inversión en moneda extranjera	1.204	1.204 (1)	2.240
Total Inversiones corrientes	52.756	52.756	18.475

(1) Ver Nota 12 y Anexo G.

Héctor D. Casal
Por Comisión Fiscalizadora

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Tomo LXXVI - Folio 99

Pablo A. H. Ferrero
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.

BALANCES GENERALES AL 31 DE DICIEMBRE DE 2001 Y 2000

PREVISIONES

(Expresados en miles de pesos según lo mencionado en Nota 2.a)

Rubro		Saldos al comienzo del ejercicio	Aumentos	Disminuciones	Saldos al cierre del ejercicio
Deducidas del activo:					
Para deudores incobrables	2001	320	1.278	161	1.437
	2000	320	-	-	320
Incluidas en el pasivo:					
Para reclamos de terceros (1)	2001	-	350	11	339
	2000	-	-	-	-

(1) Dicha previsión se encuentra incluida en el rubro "Otros pasivos".

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Por Comisión Fiscalizadora

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Pablo A. H. Ferrero
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.

COSTO DE VENTAS POR EL EJERCICIO TERMINADO EL 31 DE DICIEMBRE DE 2001

(Expresado en miles de pesos según lo mencionado en Nota 2.a)

Existencias al inicio del ejercicio	1.127
Compras de gas natural (1)	37.042
Costo de Explotación (según Anexo H)	158.591
Existencias al cierre del ejercicio (1)	2.896
Costo de Ventas	193.864

(1) Incluye gas natural para su conversión a LGN según nuevos acuerdos comerciales vigentes a partir del presente ejercicio.

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Por Comisión Fiscalizadora

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Pablo A. H. Ferrero
Presidente

BALANCES GENERALES AL 31 DE DICIEMBRE DE 2001 Y 2000

ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

(Expresados en miles de pesos según lo mencionado en Nota 2.a)

	2001				2000		
	Clase y monto de la moneda extranjera (en miles)		Cambio vigente	Monto contabilizado	Clase y monto de la moneda extranjera (en miles)		Monto contabilizado
ACTIVO CORRIENTE							
Caja y bancos	US$	505	1,00 (1)	505	US$	93	93
Inversiones	US$	50.306	1,00 (1)	50.306 (3)	US$	10.943	10.943
Créditos por ventas	US$	12.823	1,00 (1)	12.823 (4)	US$	18.148	18.148
Otros créditos	US$	522	1,00 (1)	522	US$	97	97
				64.156			29.281
ACTIVO NO CORRIENTE							
Créditos por ventas	US$	8.418	1,00 (1)	8.418 (5)	US$	8.769	8.769
Inversiones	US$	10.000	1,00 (1)	10.000 (6)	-	-	-
Bienes de uso - Obras en curso Anticipo a proveedores	US$	4.244	1,00 (1)	4.244	US$	2.191	2.191
				22.662			10.960
				86.818			40.241
PASIVO CORRIENTE							
Cuentas por pagar	US$	7.811	1,00 (2)	7.811 (7)	US$	10.540	10.540
	-	-	-	-	Liras	732.858	352
Préstamos	US$	252.348	1,00 (2) (8)	252.348 (9)	US$	198.550	198.550
				260.159			209.442
PASIVO NO CORRIENTE							
Préstamos	US$	842.795	1,00 (2)	842.795 (10)	US$	755.216	755.216
				1.102.954			964.658

(1) Tipo de cambio comprador al 21/12/2001, último día de operación del mercado cambiario durante el ejercicio 2001 (ver Nota 12).
(2) Tipo de cambio vendedor al 21/12/2001, último día de operación del mercado cambiario durante el ejercicio 2001 (ver Nota 12).
(3) Del total de dicho saldo, 14.177 corresponden a depósitos en dólares mantenidos en instituciones financieras del país que han sido pesificados al tipo de cambio de 1,40 pesos por cada dólar (Ver Nota 12).
(4) Del total de dicho saldo, 8.636 provienen de operaciones celebradas bajo contratos privados que han sido pesificados a un tipo de cambio de 1 peso por cada dólar y que están sujetos a actualización por el CER (Ver Nota 12).
(5) Dicho saldo proviene de operaciones celebradas bajo un contrato privado que ha sido pesificado a un tipo de cambio de 1 peso por cada dólar y que está sujeto a actualización por el CER (Ver Nota 12).
(6) La Dirección de la Sociedad estima que este saldo será pesificado.
(7) Del total de dicho saldo, 7.546 provienen de operaciones celebradas bajo contratos privados que han sido pesificados a un tipo de cambio de 1 peso por cada dólar y que están sujetos a actualización por el CER (Ver Nota 12).
(8) Ver Nota 5 "Otros préstamos bancarios".
(9) Del total de dicho saldo, 31.146 corresponden a obligaciones financieras contraidas en el país que fueron pesificadas al tipo de cambio de 1 peso por cada dólar y que están sujetas a actualización por el CER y 5.200 corresponden a obligaciones financieras que fueron pesificadas al tipo de cambio de 1,40 pesos por cada dólar (Ver Nota 12).
(10) Del total de dicho saldo, 3.741 corresponden a obligaciones financieras contraidas en el país que fueron pesificadas al tipo de cambio de 1 peso por cada dólar y que están sujetas a actualización por el CER (Ver Nota 12).

Héctor D. Casal
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 10 de abril de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Pablo A. H. Ferrero
Presidente

ANEXO H

TRANSPORTADORA DE GAS DEL SUR S.A.

INFORMACION REQUERIDA POR EL ART. 64, APARTADO I, INC. b) DE LA LEY Nº 19.550
POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

(Expresados en miles de pesos según lo mencionado en Nota 2.a)

	2001					2000
Rubro	Total	Costos de explotación	Gastos de administración	Gastos de comercialización	Gastos financieros	Total
Remuneraciones y otros beneficios al personal	30.969	19.766	9.066	2.137	-	29.298
Cargas sociales	4.626	2.886	1.414	326	-	4.186
Honorarios de directores y síndicos	180	-	180	-	-	180
Honorarios por servicios profesionales	6.065	1.751	4.224	90	-	4.473
Honorarios por asesoramiento Operador Técnico	19.322	19.322	-	-	-	21.857
Materiales diversos	1.689	1.689	-	-	-	1.109
Servicios y suministros de terceros	2.092	1.644	448	-	-	2.271
Gastos de correos y telecomunicaciones	3.156	2.237	860	59	-	2.082
Arrendamientos	635	64	567	4	-	580
Transportes y fletes	949	845	11	93	-	899
Servidumbres	11.500	11.500	-	-	-	2.455
Materiales de oficina	482	157	302	23	-	484
Viajes y estadías	573	299	189	85	-	652
Primas de seguros	2.114	1.960	154	-	-	1.951
Reparación y conservación de bienes de uso	11.916	11.498	272	146	-	15.534
Depreciación de bienes de uso	76.362	71.153	5.209	-	-	72.572
Amortización de activos intangibles	11.590	5.022	-	-	6.568	6.519
Impuestos, tasas y contribuciones	4.757	4.721	36	-	-	3.563
Publicidad y propaganda	42	-	-	42	-	25
Deudores incobrables	1.278	-	-	1.278	-	-
Gastos y comisiones bancarias	135	-	119	16	-	157
Intereses	84.141	-	-	-	84.141	92.157
Diferencias de cambio	2.193	-	-	-	2.193	3.183
Otros gastos y comisiones financieras	2.578	-	-	-	2.578	795
Gastos diversos	3.314	2.077	1.085	152	-	18.352
Total 2001	282.658	158.591	24.136	4.451	95.480	
Total 2000		159.375	21.908	2.434	101.617	285.334

Héctor D. Casal
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 10 de abril de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Pablo A. H. Ferrero
Presidente

BALANCE GENERAL AL 31 DE DICIEMBRE DE 2001

DETALLE DE VENCIMIENTOS DE COLOCACIONES DE FONDOS, CREDITOS Y PASIVOS

(Expresados en miles de pesos según lo mencionado en Nota 2.a)

	Colocaciones de fondos (1)	Créditos (2)	Pasivos financieros (3)	Otros pasivos (4)
Sin plazo	-	18.875	-	4.910
Con plazo				
* Vencido:				
Del 1-10-01 al 31-12-01	-	14.484	-	-
Del 1-07-01 al 30-09-01	-	841	-	-
Del 1-04-01 al 30-06-01	-	128	-	-
Del 1-01-01 al 31-03-01	-	49	-	-
Hasta el 31-12-00	-	1.767	-	-
Total Vencido	-	17.269	-	-
* A vencer:				
Del 1-01-02 al 31-03-02	52.756	57.183	103.924	58.228
Del 1-04-02 al 30-06-02	-	171	34.614	54
Del 1-07-02 al 30-09-02	-	-	12.490	-
Del 1-10-02 al 31-12-02	-	180	101.319	-
Durante 2003	6.000	801	311.798	-
Durante 2004	4.000	436	127.735	-
Durante 2005	-	485	124.353	-
Durante 2006	-	540	83.502	-
Durante 2007	-	602	43.466	-
Durante 2008		670	43.466	-
2009 en adelante	-	5.294	108.667	-
Total a vencer	62.756	66.362	1.095.334	58.282
Total con plazo	62.756	83.631	1.095.334	58.282
Total	62.756	102.506	1.095.334	63.192

(1) Incluye certificados de depositos a plazo fijo, fondos comunes de inversión, titulos públicos y cuentas corrientes remuneradas. Dichas inversiones devengan intereses a tasa variable excepto por 42.300 correspondientes a los certificados de depósitos a plazo fijo y ciertas cuentas corrientes remuneradas que devengan intereses a tasa fija.

(2) Incluye créditos por ventas y otros créditos, excepto previsiones. Dichos créditos no devengan intereses, excepto por 8.769 que devengan intereses al 5,52% anual.
Del total de créditos sin plazo, 11.462 corresponden al activo corriente y 7.413 al activo no corriente.

(3) Incluye préstamos excluyendo el descuento de emisión correspondiente a la segunda emisión de obligaciones negociables bajo el Programa Global de 1999.
Teniendo en cuenta los contratos de swaps celebrados (ver nota 5), aproximadamente el 54% del capital devenga intereses a tasa fija.

(4) Corresponde al total de pasivos no financieros, excepto previsiones y el saldo por la participación de TGS en LINK (Ver Nota 2.g.).
Dichos pasivos no devengan intereses.

Héctor D. Casal
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
10 de abril de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Pablo A. H. Ferrero
Presidente

Price Waterhouse & Co.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

INFORME DE LOS AUDITORES

A los señores Accionistas de
Transportadora de Gas del Sur S.A.

1. Hemos efectuado un examen de auditoría del balance general de Transportadora de Gas del Sur S.A. al 31 de diciembre de 2001, de los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el ejercicio terminado en esa fecha y de las notas y anexos que los complementan. Además, hemos examinado los estados contables consolidados de Transportadora de Gas del Sur S.A. con su sociedad controlada por el ejercicio terminado el 31 de diciembre de 2001, el que se presenta como información complementaria. La preparación y emisión de los mencionados estados contables es responsabilidad de la Sociedad. Nuestra responsabilidad consiste en expresar una opinión sobre los estados contables, en base a la auditoría que efectuamos.

2. Nuestro examen fue practicado de acuerdo con normas de auditoría vigentes en la República Argentina. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de obtener un razonable grado de seguridad de que los estados contables estén exentos de errores significativos y formarnos una opinión acerca de la razonabilidad de la información relevante que contienen los estados contables. Una auditoría comprende el examen, en base a pruebas selectivas, de evidencias que respaldan los importes y las informaciones expuestas en los estados contables. Una auditoría también comprende una evaluación de las normas contables aplicadas y de las estimaciones significativas hechas por la Sociedad, así como una evaluación de la presentación general de los estados contables. Consideramos que la auditoría efectuada constituye una base razonable para fundamentar nuestra opinión.

3. Los saldos al 31 de diciembre de 2000 fueron revisados por otro profesional, quién emitió su informe sin salvedades con fecha 31 de enero de 2001.

4. De acuerdo con lo dispuesto por la Resolución No. 1/2002 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires y la Resolución N° 392 de la Comisión Nacional de Valores, al 31 de diciembre de 2001, la Sociedad valuó los activos y pasivos nominados en moneda extranjera al tipo de cambio de $ 1 por US$ 1 o su equivalente de tratarse de otra moneda extranjera. En Nota 12 a los estados contables individuales, se detallan las circunstancias vigentes al cierre del ejercicio relacionadas con el mercado de cambios en Argentina a esa fecha y las medidas económicas emitidas por el Gobierno Nacional para hacer frente a la crisis que vive el país, algunas de las cuales pueden estar pendientes de emisión a la fecha de preparación de estos estados contables.

En la misma Nota se describen los posibles impactos que el conjunto de las medidas adoptadas por el Gobierno Nacional podrían generar sobre la situación patrimonial y financiera de la Sociedad al 31 de diciembre de 2001, de acuerdo con las evaluaciones y estimaciones realizadas por la gerencia a la fecha de preparación de estos estados contables, siendo sus principales efectos: a) la eliminación de las cláusulas de indexación de la tarifa por índices de precios de otros países, b) la fijación de una relación de un peso equivalente a un dólar estadounidense para las tarifas, c) la renegociación de los contratos de servicios públicos y de ciertas condiciones de los acuerdos con acreedores financieros, d) la devaluación de la moneda nacional. Estas circunstancias han generado incertidumbre sobre la generación de flujos de fondos futuros que permitan a la Sociedad repagar sus pasivos financieros en su vencimiento original.

Los resultados reales futuros podrían diferir de las evaluaciones y estimaciones realizadas por la gerencia de la Sociedad a la fecha de preparación de los presentes estados contables y dichas diferencias podrían ser significativas. Por lo tanto, los estados contables de la Sociedad pueden no informar todos los efectos que podrían resultar de estas condiciones adversas. No es posible en estos momentos prever la evolución futura de la economía nacional ni sus consecuencias sobre la posición económica y financiera de la Sociedad, ni la evolución futura de sus flujos de fondos. En consecuencia, los estados contables de la Sociedad deben ser leídos a la luz de estas circunstancias de incertidumbre.

5. En nuestra opinión, sujeto al efecto que sobre los estados contables podrían tener las situaciones descriptas en el punto 4.:

   a) los estados contables de Transportadora de Gas del Sur S.A. reflejan razonablemente, en todos sus aspectos significativos, su situación patrimonial al 31 de diciembre de 2001 y los resultados de sus operaciones, las variaciones en su patrimonio neto y el origen y aplicación de fondos por el ejercicio terminado en esa fecha, de acuerdo con normas contables profesionales vigentes en la República Argentina;

   b) los estados contables consolidados de Transportadora de Gas del Sur S.A. con su sociedad controlada reflejan razonablemente, en todos sus aspectos significativos, su situación patrimonial consolidada al 31 de diciembre de 2001 y los resultados consolidados de sus operaciones y el origen y aplicación de fondos consolidado por el ejercicio terminado en esa fecha, de acuerdo con normas contables profesionales vigentes en la República Argentina.

6. En cumplimiento de disposiciones vigentes informamos que:

a) los estados contables de Transportadora de Gas del Sur S.A. y sus estados contables consolidados se encuentran asentados en el libro "Inventarios y Balances" y cumplen con lo dispuesto en la Ley de Sociedades Comerciales y en las resoluciones pertinentes de la Comisión Nacional de Valores;

b) los estados contables de Transportadora de Gas del Sur S.A. surgen de registros contables llevados en sus aspectos formales de conformidad con normas legales;

c) hemos leído la reseña informativa y la información adicional a las notas a los estados contables requeridas por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires, sobre las cuales, en lo que es materia de nuestra competencia, no tenemos otras observaciones que formular que las mencionadas en el párrafo 4. del presente Informe;

d) al 31 de diciembre de 2001 la deuda de Transportadora de Gas del Sur S.A. devengada a favor del Sistema Integrado de Jubilaciones y Pensiones que surge de los registros contables ascendía a $ 730.528, no existiendo a dicha fecha deuda exigible.

Ciudad Autónoma de Buenos Aires, 10 de abril de 2002

PRICE WATERHOUSE & CO.

(Socio)

C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

INFORME DE LA COMISION FISCALIZADORA

A los Señores Accionistas de
TRANSPORTADORA DE GAS DEL SUR S.A.

De nuestra consideración:

De acuerdo con lo dispuesto por el inciso 5° del artículo N° 294 de la Ley N° 19.550 y el Reglamento de la Bolsa de Comercio de Buenos Aires, hemos examinado el inventario y el balance general de TRANSPORTADORA DE GAS DEL SUR S.A. al 31 de diciembre de 2001 y los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el ejercicio terminado en esa fecha. Adicionalmente, hemos examinado la correspondiente "Información adicional a las notas a los estados contables - Art. N° 68 del Reglamento de la Bolsa de Comercio de Buenos Aires", cuya presentación no es requerida por las normas contables profesionales. Los documentos citados son responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad se limita a expresar una opinión de legalidad sobre dichos documentos basados en el trabajo que se menciona en el párrafo siguiente.

Nuestro trabajo se basó en la auditoría de los documentos arriba indicados efectuada por la firma Price Waterhouse & Co., y se circunscribió a verificar la coherencia de la información significativa de los documentos examinados, su congruencia con la información sobre las decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la ley y a los estatutos, en lo relativo a sus aspectos formales y documentales. Por no ser de nuestra competencia, no hemos efectuado ningún control de gestión y, por lo tanto, no hemos evaluado los criterios y decisiones empresarias de administración, financiación, comercialización y producción, dado que estas cuestiones son de responsabilidad exclusiva del Directorio. Hacemos notar que (i) el Directorio de la Sociedad dispuso reemplazar la firma Pistrelli, Díaz y Asociados, firma miembro de Arthur Andersen LLP (quienes habían sido originalmente designados por los señores accionistas de la Sociedad como contadores certificantes) por la firma Price Waterhouse & Co para que se desempeñen como auditores externos de la Sociedad y para que dictaminen sobre los estados contables de la Sociedad al 31 de diciembre de 2001, decisión ésta que será sometida a la ratificación y aprobación de la próxima asamblea de accionistas de la Sociedad, y (ii) los Señores Ezequiel A. Calciati y Enrique Grotz han presentado sus renuncias a la Comisión Fiscalizadora de la Sociedad la cual, por consiguiente, a la fecha de este Informe está constituída exclusivamente por abogados, sin incluir ningún contador.

Como se describe en la Nota 12 a los estados contables no consolidados, durante los últimos meses se implementó en el país un profundo cambio del modelo económico y de la Ley de Convertibilidad vigente desde el mes de marzo de 1991. Las principales consecuencias del conjunto de medidas adoptadas por el Gobierno Nacional y detalladas en la mencionada nota son (a) la devaluación del peso argentino respecto del dólar estadounidense y la pesificación de ciertos activos y pasivos en moneda extranjera mantenidos en el país, cuyos efectos serán reconocidos en el ejercicio subsecuente de acuerdo con las normas contables vigentes, (b) la introducción de restricciones al retiro de fondos depositados en las instituciones financieras, (c) la restricción a realizar transferencias al exterior en concepto de servicios de capital de préstamos financieros y de distribución de dividendos sin la previa autorización del Banco Central de la República Argentina, (d) el incremento de los precios internos, (e) la pesificación y desindexación de tarifas, y (f) la renegociación de los contratos de servicios públicos. La evolución futura de la crisis económica podría requerir de medidas adicionales por parte del Gobierno Nacional. Los estados contables adjuntos deben ser leídos en ese contexto y en el marco de la incertidumbre que generaron las cuestiones previamente mencionadas.

Según se describe más detalladamente en la Nota 12 a los estados contables no consolidados, las recientes medidas económicas han impactado significativamente en la situación económica y financiera de Transportadora de Gas del Sur S.A., principalmente con respecto a la pesificación de sus tarifas y renegociación de sus contratos de concesión, las diferencias de cambio negativas por la devaluación de la moneda nacional y su efecto sobre posibles incumplimientos de compromisos en sus contratos de préstamos y la necesidad de refinanciación de sus endeudamientos. La Dirección de la Sociedad se encuentra implementando diversas acciones, según cada caso, que pueden resumirse en procurar que los flujos de fondos futuros le permitan cumplir en término con sus obligaciones a través de la refinanciación de sus deudas y alcanzar una renegociación satisfactoria de sus contratos de concesión. Los estados contables adjuntos no incluyen los ajustes que pudieran resultar de la resolución de esta incertidumbre.

En nuestra opinión, y sujeto al efecto que sobre los estados contables podrían tener las situaciones descriptas precedentemente, basados en nuestro trabajo, en el "Informe del Auditor" de fecha 10 de abril de 2002 del contador Héctor A López (socio de la firma Price Waterhouse & Co.) y en lo que es materia de nuestra competencia profesional:

a. Los estados contables adjuntos presentan razonablemente, en todos sus aspectos significativos, la situación patrimonial de TRANSPORTADORA DE GAS DEL SUR S.A. al 31 de diciembre de 2001 y los resultados de sus operaciones y sus orígenes y aplicaciones de fondos por el ejercicio terminado en esa fecha, de conformidad con las normas contables profesionales, la Ley de Sociedades Comerciales y las normas pertinentes de la Comisión Nacional de Valores ("CNV").

b. La "Información adicional a las notas a los estados contables - Art. N° 68 del Reglamento de la Bolsa de Comercio de Buenos Aires" está razonablemente presentada en todos sus aspectos significativos con relación a los estados contables mencionados en el primer párrafo tomados en su conjunto.

Informamos además, en cumplimiento de disposiciones legales vigentes, que:

a. El inventario se encuentra asentado en el libro Inventarios y Balances.

b. Hemos revisado la memoria del Directorio, sobre la cual nada tenemos que observar en materia de nuestra competencia.

c. De acuerdo a lo requerido por la Resolución General N° 340 de la CNV, sobre la independencia del auditor externo y sobre la calidad de las políticas de auditoría aplicadas por el mismo y de las políticas de contabilización de la Sociedad, el informe del auditor externo descripto anteriormente incluye la manifestación de haber aplicado las normas de auditoría vigentes, que comprenden los requisitos de independencia, y no contiene salvedades en relación a la aplicación de dichas normas y de las normas contables profesionales.

d. En ejercicio del control de legalidad que nos compete, hemos aplicado durante el ejercicio los restantes procedimientos descriptos en el artículo N° 294 de la Ley N° 19.550, que consideramos necesarios de acuerdo con las circunstancias, no teniendo observaciones que formular al respecto.

Buenos Aires, 10 de abril de 2002.

Héctor D. Casal
Por Comisión Fiscalizadora

TGS

THOMSON FINANCIAL

Contacts in Buenos Aires

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager
Gonzalo Castro Olivera, Investor Relations
(gonzalo_olivera@tgs.com.ar)
María Victoria Quade, Investor Relations
(victoria_quade@tgs.com.ar)
Tel: (011-5411) 4865-9077

Media Relation

Rafael Rodriguez Roda
Tel: (011-5411) 4865-9050 ext. 1238

Contacts in New York

Alex Cancio, Manager
(alex.cancio@tfn.com)
Mariana Crespo, Associate Director
(mariana.crespo@tfn.com)
Thomson Financial Corporate Group
Tel: (212) 701-1973

TGS Announces Accounting Changes for its Tariffs Adjustment Clauses

FOR IMMEDIATE RELEASE:

Tuesday, February 20, 2002 - Buenos Aires, Argentina) - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2), Argentina's leading transporter of natural gas, announced today that its Board of Directors, in a meeting held today decided to change the accounting treatment in respect to the increases in the US producer Price Index ("US PPI") which, according to the Natural Gas Regulatory Framework in Argentina, adjusts regulated gas transportation tariffs. TGS, as well as all other gas licensee companies in Argentina, was not authorized to collect any PPI adjustments starting January 1, 2000. In spite of a provision included in the Regulatory Framework, as a result of a judicial ruling any tariff increase associated to PPI adjustments has been suspended since January 1, 2000.

As a consequence of the recently adopted economic measures, including Public Emergency Law N° 25,561- which provides for, among other things peso-denominated tariffs and the prohibition of any adjustments thereof, as well as the renegotiation of public services contracts with the Executive Branch- ~~and~~and the -**Decree 214/02 providing the way to convert credits and liabilities in US Dollars into pesos together with** Decree 293/02, which stipulates long periods for such renegotiation process, the Board of Directors believes that such circumstances require a change in the accounting treatment used by the Company until the presentation of its financial statements for the nine-month period ended September 30, 2001. As a result of the new economic and regulatory environment, the Board of Directors decided to reverse revenue accrued during 2000 and 2001 associated to variations in the US PPI. Net income impact of such accounting change for the fiscal year ended December 31, 2001 is estimated to be a Ps.35.0 million reduction.

The adoption of this accounting treatment for PPI adjustments does not imply a waiver of TGS's rights and actions granted by the specific provisions included in the Regulatory Framework, which also bind the Argentine Government, which granted and guarantee the TGS License ~~such regulatory framework.~~ Such rights will be preserved and exercised before any administrative and judicial court that TGS may request, even including the renegotiation process referred to in Law N° 25,561.

TGS, with a current delivery capacity of approximately 62.5 MMm³/d or 2.2 Bcf/d is Argentina's leading transporter of natural gas. The Company is also Argentina's leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS's controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Pecom Energía S.A. (formerly Perez Companc S.A.) and a subsidiary and Enron Corp. subsidiaries, hold approximately 70% of the Company's common stock. CIESA is currently owned 50% by Pecom Energía S.A. and a subsidiary, and 50% by subsidiaries of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company's filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

TGS

Buenos Aires, 21 de febrero de 2002.-

Sres.

Bolsa de Comercio de Buenos Aires

Ref.: Información de artículo 23 del Reglamento de Cotización

De mi consideración:

Tengo el agrado de dirigirme a Uds. a fin de informarles que Transportadora de Gas del Sur S.A. (TGS) ha obtenido la Certificación Internacional acorde a la norma ISO 9001 por su sistema de Gestión de la Calidad y ha certificado nuevamente por norma ISO 14.001 su sistema de Gestión Ambiental.

Si bien TGS es esencialmente una empresa de transporte de gas natural, la compañía ofrece también servicios dentro del segmento no regulado: procesamiento de gas, comercialización de gases licuados de petróleo (GLP) y captación, compresión y tratamiento del gas. TGS opera un sistema de gasoductos de más de 7.400 Km. atravesando las provincias de Buenos Aires, La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz y Tierra del Fuego.

El sistema de Gestión Ambiental y el sistema de Gestión de la Calidad, a los cuales esta Sociedad adhiere voluntariamente, apuntan al mejoramiento de los procesos en beneficio del personal, los clientes y la sociedad.

Al otorgar las certificaciones, el ente certificador Moody International Certification reconoce las acciones y el compromiso de TGS con respecto a su sistema de mejora continua aplicada a la preservación del medio ambiente, a la gestión de la calidad y a la satisfacción del cliente.

Sin otro particular, saludo a Uds. muy atentamente,

Cristian Dougall
Representante de Mercado

Transportadora de Gas del Sur S.A.
Don Bosco 3672 (1206) Buenos Aires - Argentina
Tel.: (54-11) 4865-9050/60/70/80 Fax: (54-11) 4862-6468
http://www.tgs.com.ar E-mail: totgs@tgs.com.ar

TGS

THOMSON FINANCIAL

Contacts in Buenos Aires

Investor Relations
Eduardo Pawluszek, Finance & Investor Relations Manager
Gonzalo Castro Olivera, Investor Relations
(gonzalo_olivera@tgs.com.ar)
María Victoria Quade, Investor Relations
(victoria_quade@tgs.com.ar)
Tel: (54-11) 4865-9077
Media Relation
Rafael Rodriguez Roda
Tel: (54-11) 4865-9050 ext. 1238

Contacts in New York

Alex Cancio, Manager
(alex.cancio@tfn.com)
Mariana Crespo, Associate Director
(mariana.crespo@tfn.com)
Thomson Financial /Carson
Tel: (212) 701-1973

TGS Reports Fourth Quarter and Year-ended December 31, 2001 Earnings*[1]

FOR IMMEDIATE RELEASE:

Monday, March 4, 2002 - Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") NYSE: TGS, MERVAL:TGSU2, Argentina's leading transporter of natural gas, today announced results for the fourth quarter and year ended December 31, 2001. The Company reported net income for the fourth quarter of 2001 of Ps. 2.0 million or Ps. 0.003 per share (Ps. 0.013 per ADR) which compares to Ps. 35.0 million or Ps. 0.044 per share (Ps. 0.220 per ADR) reported for the same period of 2000. For the year-ended December 31, 2001, TGS reported net income of Ps. 108.4 million or Ps. 0.136 per share (Ps. 0.682 per ADR) as compared to Ps. 126.3 million or Ps. 0.159 per share (Ps. 0.795 per ADR) reported in the previous year.

"While the Company's overall internal performance for the year 2001 met our business expectations, the gas transportation revenues for both the fourth quarter and the year ended December 31, 2001, did not meet our initial estimates, as a result of external circumstances. Considering the recently issued law and Decrees affecting the natural gas regulatory framework, TGS's Board of Directors has decided to reverse the accrued US Producer Price Index ("US PPI") tariffs adjustments recorded during 2001 and 2000, as stipulated in the License. Still, this reversal does not under any circumstances imply any waiver of our rights", said Eduardo Ojea Quintana, Chief Executive Officer for TGS. "For the future, we believe that the difficult economic conditions in Argentina will continue to negatively impact our Company, due not only to the material changes introduced by the new economic legislation but also to the regulatory framework that governs the natural gas industry. Nonetheless, we believe that a final agreement will be reached between the Argentine Government and the gas licensee companies," Mr. Ojea Quintana added.

[1] All figures included in this press release are unaudited.

Financial information for the fourth quarter and year ended December 31, 2001 has been prepared considering an exchange rate of Ps. 1 = US$ 1, as provided by Resolutions issued both by the Buenos Aires Professional Councils in Economic Sciences and Argentine Securities Commission ("CNV"). However, the new "Public Emergency and Amendment to Foreign Currency Regime" Law, passed in early January 2002, introduced material changes to the economic rules and regulatory framework, significantly affecting TGS's business. Changes brought about by the Law include the amendment of the Convertibility Law and the abandonment of the fixed exchange rate of Ps. 1 = US$ 1, the conversion into pesos of gas transportation tariffs, at the mentioned rate which were dollar-denominated according to the License, and the prohibition to adjust tariffs according to the US PPI. As a preliminary result of such new rules, TGS's revenue stream is peso-denominated, while almost all of its financial agreements are dollar-denominated. As of March 1, 2002 the rate of exchange between pesos and dollars was Ps. 2.10 for US$ 1. This situation may adversely and significantly impact on the Company's future financial condition and operational results.

The Company is currently assessing the impacts on its financial condition associated to the new legal framework, including the effects of the devaluation occurred subsequent to the end of the year, the need for a tariff renegotiation and the negotiations with third parties. As a result of the changes above, and their impact on TGS's audited financial statements, TGS has requested from the Argentine CNV and the Buenos Aires Stock Exchange an extension of time for the filing of its annual financial statements as of December 31, 2001. Consequently, the information contained in this press release only refers to the results of its operations for the fourth quarter and year ended December 31, 2001. Once the Company concludes the assessment process mentioned above, TGS' Board of Directors will approve the financial statements for the year ended December 31, 2001.

Fourth Quarter Ended December 31, 2001 vs. 2000

Net revenues for the fourth quarter of 2001 decreased by 21.0% to Ps. 95.0 million, reflecting lower gas transportation revenues. This segment reported net revenues of Ps. 67.3 million, which compares to Ps. 96.7 million for the same quarter of 2000. As a result of the changes in the economic and regulatory environment, the Company's Board of Directors decided to reverse the US PPI adjustments accrued to its revenues during the first nine months of 2001, which amounted to approximately Ps. 30 million. This effect was partially mitigated by a rise in average gas transportation contracted capacity, which increased from 58.1 million cubic meters per day ("MMm^3/d") (2.0 billion cubic feet per day ("Bcf/d")) for the fourth quarter of 2000, to 61.7 MMm^3/d (2.2 Bcf/d) during the current quarter. Such increase in the Company's firm contracted capacity is primarily due to a major system expansion completed at the beginning of June 2001.

The natural gas liquids ("NGL") production and commercialization segment reported a Ps. 5.1 million net revenue increase, reflecting the effects of an important business restructuring through which TGS achieved partial ownership of the Cerri Complex's production. However, NGL volumes declined as a result of gas with lower liquid content, arrived at the Cerri Complex mainly attributable to the start-up of the MEGA project at the beginning of 2001.

Current quarter cost of sales and administrative and selling expenses increased by Ps. 11.1 million compared to the same quarter of last year, mainly due to the following: (i) Ps. 7.0 million in costs incurred to achieve ownership of NGL production, (ii) an increase of Ps. 1.4 million in amortization and depreciation expenses, including increased intangible assets depreciation attributable to new accounting rules issued by ENARGAS, effective January 1, 2001, and (iii) an increase in other operational and administrative expenses. Cost of sales and administrative and selling expenses for the fourth quarter of

2001 reflect the application of the accounting and presentation rules derived from the ENARGAS resolution passed in early 2000. For comparative purposes, amounts for the third quarter of 2000 have been presented on the same basis.

Other expenses increased by almost Ps. 16.4 million, basically reflecting the aforementioned reversal of US PPI adjustments on gas transportation tariffs recorded during the year 2000, done as a consequence of changes introduced to the general economic and regulatory environment, as explained above.

Net interest expense for the fourth quarter of 2001 slightly increased by Ps. 0.2 million, compared to the same period of last year. Average outstanding indebtedness increased by 13% as compared to the same period of last year, incurred mainly to finance the Company's capital expenditure program. However this effect was almost completely offset by a decrease in the average all-in net cost of debt, which fell from 10.1% for the fourth quarter of 2000 to 8.9% for the current quarter. Reasons for the decline include, a drop in LIBOR and a successful long-term debt transaction completed in April 2001.

Income tax expense for the fourth quarter of 2001 decreased Ps. 19.3 million compared to the same quarter of 2000, as a consequence of lower taxable income attributable to the fourth quarter 2001 reversal of the US PPI adjustments on gas transportation tariffs mentioned above.

Year-Ended December 31, 2001 vs. 2000

Net revenues for the year ended December 31, 2001 increased by 4.5% to Ps. 501.2 million (see Exhibit II for detailed information on business segments). Gas transportation segment revenues totaled Ps. 382.3 million, representing a Ps. 1.8 million decline from Ps. 384.1 obtained in last year. The decrease is attributable to the reversal of the US PPI adjustments in 2001, as mentioned above, while 2000 figures include Ps. 17.5 million related to such adjustments. However, this effect was somewhat offset by higher average firm contracted capacity coming from additional gas transportation contracts. As a result, average firm contracted capacity increased from 57.9 MMm^3/d (2.0 Bcf/d) during the year ended December 31, 2000, to 60.7 MMm^3/d (2.1 Bcf/d) for the current year.

The NGL production and commercialization segment reported a Ps. 34.6 million revenue increase for the year ended December 31, 2001, from Ps. 68.3 million earned during last year. Such rise is principally due to the business restructuring explained above. However, NGL volumes declined as a result of gas with lower liquid content arrived at the Cerri Complex mainly attributable to the start-up of the Compañía MEGA S.A. project at the beginning of 2001.

Other services revenues for the year 2001 declined by Ps. 11.3 million, mainly as a result of the one-time revenue associated with the construction of a connection pipeline from gas fields located in the Santa Cruz Province to TGS's main transportation system, as reported in 2000. This was partially offset by construction and upstream revenues earned during the current year.

Cost of sales and administrative and selling expenses during 2001 increased by Ps. 39.1 million as compared to 2000, mainly reflecting the following: (i) Ps. 35.3 million incurred to achieve ownership of the NGL production, (ii) an increase of Ps. 8.7 million in depreciation and amortization expenses, including new accounting rules applicable to intangible assets issued by ENARGAS, and (iii) an increase in other operational expenses, including costs associated to construction services rendered to third parties. All these effects were partially offset by the Ps. 14.1 million one-time cost associated with the previously mentioned pipeline construction reported during the previous year. Cost of sales and administrative and selling expenses for the year ended December 31, 2001 reflect the application of the new accounting and presentation rules derived from the ENARGAS resolution passed in early 2000. For comparative purposes, amounts for the same period of 2000 have been presented on the same basis.

Other expenses increased by almost Ps. 15.3 million, basically reflecting the reversal of US PPI adjustments on gas transportation tariffs recorded during the year 2000 as explained above. This effect was partially mitigated by a one-time adjustment of differences in payments of provincial taxes recorded in 2000

Net interest expense during 2001 decreased by Ps. 6.8 million as compared to the last year. This decrease was basically due to lower all-in net cost of debt, which dropped from 10.13 % for the full year 2000 to 9.31% during 2001. In addition, the Company increased its interest capitalization as a result of higher capital expenditures incurred during fiscal year 2001. Both increases were partially offset by a 5% increase in the Company's average net indebtedness.

Income tax expense for fiscal year 2001 decreased by Ps. 8.2 million as compared to 2000, basically as a result of a lower taxable income associated with the reversal of the US PPI adjustments mentioned above. This impact was somewhat offset by a slight increase in the 2001 effective tax rate.

TGS, with a current delivery capacity of approximately 62.5 MMm^3/d or 2.2 Bcf/d is Argentina's leading transporter of natural gas. The Company is also Argentina's leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS's controlling shareholder is Compañia de Inversiones de Energía S.A. ("CIESA"), which together with Pecom Energía S.A. (formerly Perez Companc S.A.) and a subsidiary and Enron Corp. subsidiaries, hold approximately 70% of the Company's common stock. CIESA is currently owned 50% by Pecom Energía S.A. and a subsidiary, and 50% by subsidiaries of Enron Corp.

Please see attached tables for additional financial and operating information.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company's filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Notice: TGS' Annual and Fourth Quarter ended December 31, 2001 Conference Call date will be announced with the release of the audited financial information once the Board of Directors approves the Company's Financial Statements.

Exhibit I

Transportadora de Gas del Sur S.A.

Consolidated Financial and Operating Data for the fourth quarters and the years ended December 31, 2001 and 2000

(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)

(Unaudited)

Income Statement Data	4th Quarter		12 months	
	2001	**2000**	**2001**	**2000**
Net Revenues	**95.0**	**119.6**	**501.2**	**479.7**
Gas transportation	67.3	96.7	382.3	384.1
NGL Production and Commercialization	24.1	19.0	102.9	68.3
Other Services	3.6	3.9	16.0	27.3
Costs of Sales	**44.5**	**35.6**	**193.8**	**159.5**
Operation and maintenance	25.7	18.2	117.6	92.0
Depreciation and amortization expenses	18.8	17.4	76.2	67.5
Gross Operating Profit	**50.5**	**84.0**	**307.4**	**320.2**
Administrative and Selling Expenses	8.7	6.5	29.6	24.8
Operating Income	**41.8**	**77.5**	**277.8**	**295.4**
Other (Expense) Income, net	(15.8)	0.6	(17.5)	(2.2)
Net Interest Expense	23.9	23.7	90.1	96.9
Net Income before Income Tax	**2.1**	**54.4**	**170.2**	**196.3**
Income Tax Expense	0.1	19.4	61.8	70.0
Net Income	**2.0**	**35.0**	**108.4**	**126.3**
Earnings per share	0.003	0.044	0.136	0.159
Earnings per ADS	0.013	0.220	0.682	0.795
Selected Financial Information				
Capital Expenditures	24.9	33.7	192.4	61.1
EBITDA	46.4	96.8	341.7	366.9
Operating Data				
Transmission Volumes (million of cf/d)				
Average firm contracted capacity	2,178.9	2,051.8	2,143.6	2,044.7
Average deliveries	1,458.5	1,525.6	1,649.2	1,751.6
Processing sales (thousands of short tons)				
Ethane	89.8	95.6	336.4	355.1
Propane and Butane	127.9	144.7	486.3	635.6
Natural Gasoline	24.6	26.3	92.7	120.6

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the years ended December 31, 2001 and 2000

(In millions of Argentine Pesos)

(Unaudited)

Year ended December 31, 2001	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	382.3	102.9	16.0	—	501.2
Operating income (loss)	265.1	39.7	2.5	(29.5)	277.8
Depreciation of PP&E	56.7	10.8	3.7	5.2	76.4
Year ended December 31, 2000					
Net revenues	384.1	68.3	27.3	—	479.7
Operating income (loss)	275.1	40.8	4.3	(24.8)	295.4
Depreciation of PP&E	52.2	10.6	3.6	6.2	72.6

Breakdown of Net Interest Expense for the years ended December 31, 2001 and 2000

(Unaudited)

	Year ended December 31, 2001	Year ended December 31, 2000
All-in interest expense	(95.4)	(101.6)
Interest on investments	5.3	4.7
All-in net interest expense	(90.1)	(96.9)
Average net indebtedness	1,030.7	982.7
Average all-in net cost of debt	9.31%	10.13%

TGS

THOMSON FINANCIAL

Contacts in Buenos Aires

Investor Relations
Eduardo Pawluszek, Finance & Investor Relations Manager
Gonzalo Castro Olivera, Investor Relations
(gonzalo_olivera@tgs.com.ar)
María Victoria Quade, Investor Relations
(victoria_quade@tgs.com.ar)
Tel: (54-11) 4865-9077

Media Relation
Rafael Rodriguez Roda
Tel: (54-11) 4865-9050 ext. 1238

Contacts in New York

Alex Cancio, Manager
(alex.cancio@tfn.com)
Mariana Crespo, Associate Director
(mariana.crespo@tfn.com)
Thomson Financial /Carson
Tel: (212) 701-1973

TGS confirms fourth quarter and year-ended December 31, 2001 earnings, which were announced through a press release dated March 4, 2002

FOR IMMEDIATE RELEASE:

Wednesday, April 10, 2002 - Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") NYSE: TGS, MERVAL:TGSU2, Argentina's leading transporter of natural gas, announced that, today, its Board of Directors has approved the annual financial statements ended December 31, 2001. The earnings reported in such financial statements are the same as those announced on March 4, 2002.

The Company reported net income for the fourth quarter of 2001 of Ps. 2.0 million or Ps. 0.003 per share (Ps. 0.013 per ADR) which compares to Ps. 35.0 million or Ps. 0.044 per share (Ps. 0.220 per ADR) reported for the same period of 2000. For the year-ended December 31, 2001, TGS reported net income of Ps. 108.4 million or Ps. 0.136 per share (Ps. 0.682 per ADR) as compared to Ps. 126.3 million or Ps. 0.159 per share (Ps. 0.795 per ADR) reported in the previous year.

Please see attached tables for additional financial and operating information-

TGS, with a current delivery capacity of approximately 62.5 MMm³/d or 2.2 Bcf/d is Argentina's leading transporter of natural gas. The Company is also Argentina's leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS's controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Pecom Energía S.A. (formerly Perez Companc S.A.) and a subsidiary and Enron Corp. subsidiaries, hold approximately 70% of the Company's common stock. CIESA is currently owned 50% by Pecom Energía S.A. and a subsidiary, and 50% by subsidiaries of Enron Corp.

Please see attached tables for additional financial and operating information.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company's filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Transportadora de Gas del Sur S.A.

Consolidated Financial and Operating Data for the fourth quarters and the years ended December 31, 2001 and 2000
(In millions of Argentine pesos, except for per share and
per ADS information in pesos or where otherwise indicated)

Income Statements Data	4th Quarter		12 months	
	2001	2000	2001	2000
Net Revenues	**135.5**	**119.6**	**541.7**	**479.7**
Gas transportation	107.4	96.7	422.4	384.1
NGL Production and Commercialization	24.1	19.0	102.9	68.3
Other Services	4.0	3.9	16.4	27.3
Costs of Sales	**44.9**	**35.6**	**194.2**	**159.5**
Operation and maintenance	26.1	18.2	118.0	92.0
Depreciation and amortization expenses	18.8	17.4	76.2	67.5
Gross Operating Profit	**90.6**	**84.0**	**347.5**	**320.2**
Administrative and Selling Expenses	8.7	6.5	29.6	24.8
Operating Income	**81.9**	**77.5**	**317.9**	**295.4**
Other (Expense) Income, net	(55.9)	0.6	(57.6)	(2.2)
Net Interest Expense	23.9	23.7	90.1	96.9
Net Income before Income Tax	**2.1**	**54.4**	**170.2**	**196.3**
Income Tax Expense	0.1	19.4	61.8	70.0
Net Income	**2.0**	**35.0**	**108.4**	**126.3**
Earnings per share	0.003	0.044	0.136	0.159
Earnings per ADS	0.013	0.220	0.682	0.795
Selected Financial Information				
Capital Expenditures	24.9	33.7	192.4	61.1
EBITDA	46.4	96.8	341.7	366.9
Operating Data				
Transmission Volumes (million of cf/d)				
Average firm contracted capacity	2,178.9	2,051.8	2,143.6	2,044.7
Average deliveries	1,458.5	1,525.6	1,649.2	1,751.6
Processing sales (thousands of short tons)				
Ethane	89.8	95.6	336.4	355.1
Propane and Butane	127.9	144.7	486.2	635.6
Natural Gasoline	24.6	26.3	92.7	120.6

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the years ended December 31, 2001 and 2000

(In millions of Argentine Pesos)

Year ended December 31, 2001	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	422.4	102.9	16.4	—	541.7
Operating income (loss)	305.3	39.7	2.5	(29.6)	317.9
Depreciation of PP&E	56.6	10.8	3.8	5.2	76.4
Additions to PP&E	153.1	4.5	33.4	1.4	192.4
Identifiable assets	1,899.6	179.8	88.1	94.7	2,262.2
Year ended December 31, 2000					
Net revenues	384.1	68.3	27.3	—	479.7
Operating income (loss)	275.1	40.8	4.3	(24.8)	295.4
Depreciation of PP&E	52.2	10.6	3.6	6.2	72.6
Additions to PP&E	47.9	3.2	7.6	2.4	61.1
Identifiable assets	1,811.3	198.6	56.8	55.3	2,122.0

Breakdown of Net Interest Expense for the years ended December 31, 2001 and 2000

	Year ended December 31, 2001	Year ended December 31, 2000
All-in interest expense	(95.4)	(101.6)
Interest on investments	5.3	4.7
All-in net interest expense	(90.1)	(96.9)
Average net indebtedness	1,030.7	982.7
Average all-in net cost of debt	9.31%	10.13%

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated balance sheets as of December 31, 2001 and 2000
(in million of Argentine pesos)

	December 31,	
	2001	2000
Current assets		
Cash	2.9	1.0
Investments	52.7	18.9
Trade receivables	66.6	64.8
Other receivables	18.2	10.7
Inventories	2.9	1.1
Total current assets	**143.3**	**96.5**
Non current assets		
Trade receivables	8.4	29.7
Other receivables	7.9	13.0
Investments	10.0	-
Property, plant and equipment, net	2,051.8	1,937.5
Intangible assets, net	40.8	45.3
Total non current assets	**2,118.9**	**2,025.5**
Total assets	**2,262.2**	**2,122.0**
Current liabilities		
Accounts payable	47.2	49.4
Loans	252.3	199.9
Payroll and social security taxes	5.6	4.5
Taxes payable	10.7	23.2
Other liabilities	0.8	1.2
Total current liabilities	**316.6**	**278.2**
Non current liabilities		
Loans	842.8	755.2
Total liabilities	**1,159.4**	**1,033.4**
Shareholders' equity	**1,102.8**	**1,088.6**
Total liabilities and shareholders' equity	**2,262.2**	**2,122.0**

Transportadora de Gas del Sur S.A.

Consolidated statements of cash flows for the years ended December 31, 2001 and 2000

(In millions of Argentine pesos)

	Years ended December 31, 2001	Years ended December 31, 2000
Cash flows from operating activities		
Net income for the year	108.4	126.3
Reconciliation of net income to cash flows from operating activities:		
Depreciation of property, plant and equipment	76.4	72.6
Amortization of intangible assets	11.6	6.5
Consumption of materials	1.1	0.7
Increase of allowances	1.6	-
2000 PPI adjustment effect	17.5	(17.5)
Changes in assets and liabilities:		
Trade receivables	0.7	(13.8)
Other receivables	(2.5)	(5.6)
Inventories	(1.7)	0.9
Accounts payable	7.7	7.4
Payroll and social security taxes	1.1	0.8
Taxes payable	(12.5)	(5.6)
Other liabilities	(0.1)	0.5
Interest payable and others	4.5	2.0
Cash flows from operating activities	**213.8**	**175.2**
Cash flows from (used in) investing activities		
Contributions to related company	(0.7)	-
Additions to property, plant and equipment	(202.0)	(66.0)
Acquisition of Debt Securities	(10.0)	-
Cash flows used in investing activities	**(212.7)**	**(66.0)**
Cash flows used in financing activities		
Proceeds from loans	288.2	315.0
Payment of loans	(192.4)	(390.6)
Net increase in short term debt	36.6	19.3
Hedges of interest rate transactions	(3.6)	-
Dividends paid	(94.2)	(95.1)
Cash flows used in financing activities	**34.6**	**(151.4)**
Net increase (decrease) in cash and cash equivalents	**35.7**	**(42.2)**
Cash and cash equivalents at the beginning of year	**19.9**	**62.1**
Cash and cash equivalents at the end of year	**55.6**	**19.9**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By: /s/Eduardo Ojea Quintana

Name: Eduardo Ojea Quintana
Title: **Chief Executive Officer**

By: /s/Claudio Schuster

Name: Claudio Schuster
Title: **Chief Financial Officer**